LORAL

Space & Communications







2002 ANNUAL REPORT



LORAL SPACE & COMMUNICATIONS

Loral Space & Communications is a satellite communications company. Through its Skynet subsidiary, it owns and operates a global fleet of telecommunications satellites used by television and cable networks to broadcast video entertainment programming, and by communication service providers, resellers, corporate and government customers for broadband data transmission, Internet services and other value-added communications services. With Space Systems/Loral, the company is a world-class leader in the design and manufacture of satellites and satellite systems for commercial and government applications including direct-to-home television, broadband communications, wireless telephony, weather monitoring and air traffic management.

Satellite engineers at Space Systems/Loral, the manufacturing and technology arm of Loral, inspect the INTELSAT 907 satellite during compact antenna range (CATR) testing. The high-power spacecraft was launched successfully on February 15, 2003. During 2002, SS/L delivered four satellites to INTELSAT, the largest international satellite operator.

($ in millions, except per share amounts)

FINANCIAL HIGHLIGHTS	2002[1]	2001
Revenues	$ 1,098	$ 1,070
EBITDA	105	223
Net funded backlog	1,823	2,748
Cash and available credit	132	229
Principal amount of debt	1,991	2,063
Net loss applicable to common shareholders	(1,558)	(277)
Net loss per common share	(4.18)	(0.86)


INTELSAT

1. 2002 EBITDA includes $69 million of write-downs in connection with Europe*Star and Sirius. In addition, 2002 net loss also includes an $890 million charge reflecting the cumulative effect of the change in accounting principle for goodwill, a $396 million tax asset write-off and $46 million of non-cash dividend charges on conversions of preferred stock.



Satellite newsgathering trucks, clustered around the United Nations, transmit breaking news to satellites for distribution around the world. Skynet provides satellite services to hundreds of news organizations, including the ABC, CBS and FOX television networks.

DEAR FELLOW SHAREHOLDER:

The unforgiving atmosphere in the satellite industry persisted throughout 2002. The prolonged worldwide lethargy in capital investment and the overcapacity in satellite availability were not as transitory as they appeared to be a year ago. The persistence of these negative forces delayed the introduction of new applications and interrupted the long-term growth of the fixed satellite services segment. It also caused an industry-wide drought in orders for new satellites over the last 18 months.

During 2002, Loral achieved better operating results than should have been expected, given these difficult business conditions. Revenue increased slightly year to year; EBITDA for 2002 was $105 million but, before non-cash charges (described below), totaled $206 million compared to $223 million the year before; and year-end cash and available credit totaled $132 million, better than expected. Gross bookings, however, were disappointing: $423 million for fixed satellite services (including CyberStar's data activity); and $183 million at SS/L. Despite this disappointment, at year end, Loral's net funded backlog was $1.8 billion.

Recently, the industry has begun to show some signs of improvement. Pent-up demand for replacement satellites is increasing. New applications, such as consumer-driven broadband communications, high-definition direct-to-home television (HDTV) and rural digital service, as well as services for the government, including military, homeland security, air traffic control and diplomatic applications are picking up momentum. Customers are working with our SS/L engineers to design broadband and data applications into their near-term requirements, supporting long-held expectations that broadband will evolve as a significant driver of satellite demand. Two recent events bear this out: the order Loral received to restart construction of WildBlue-1, a high powered, spot-beam Ka-band satellite, and the scheduled launch this year of the Loral-built EchoStar IX satellite, carrying a Ka-band payload. Both WildBlue and EchoStar plan to offer cutting-edge broadband services to their customers using these satellite resources.

Similarly, the price of transponder capacity has stabilized over the past six months at an average annual rate of $1.45 million per transponder. Skynet's sales funnel is strengthening, with increasingly more robust customer activity. These early indicators signal the potential for further growth of our FSS backlog, currently equivalent to nearly four years' revenue.

SS/L, too, is seeing an uptick in pre-order activity, particularly among our traditional customer base — at least six new satellite opportunities are from existing customers. Opportunities with new customers also have surfaced, supporting our 2003 plan for five orders.

These are encouraging signs, but it is still too soon to say if they are harbingers of a more broad-based recovery. Loral, however, is well positioned to benefit when the market turns. In fixed satellite services, Loral Skynet is building on its best-in-class reputation for service and technology. Having combined Loral CyberStar's extensive data capability, its hybrid ground networks, and its global marketing operations with Skynet's in-orbit, global constellation, we now offer an integrated, value-added, solutions-based differentiator to our FSS customers. Loral has a leading position in the North American broadcast market, and is strongly represented in the strengthening Asian and South American markets. The XTAR satellite under construction will allow Loral to offer the first commercial satellite service specifically targeting military and government requirements by making X-band capacity available in the Middle East, the Indian Ocean Region, Eastern Europe and Africa.

In addition, Loral has three satellites under construction and scheduled for launch in 2003. They will expand our FSS fleet to ten in-orbit satellites, adding to our revenue base and increasing transponder capacity by 31 percent:

- Telstar 18/ApstarV will serve the high-growth Asian market,
- Telstar 13 increases our presence in the valuable North American cable market, and
- Estrela do Sul serves Brazil and the Americas using a powerful satellite design. EdS has a strong anchor tenant in Connexion by Boeing™.

The Telstar 8 satellite is scheduled for completion in 2003 and launch in 2004.

Our greatest concern today is the slow recovery of new manufacturing orders. Throughout the order drought, SS/L has been sustained by the largest factory backlog of commercial satellites in the industry. Presently, our backlog consists of 13 satellites, with seven to be launched this year. Our manufacturing market share has risen to 27 percent, driven by SS/L's industry-leading reliability, scheduling, in-orbit performance and technology. SS/L's commercial satellites consistently surpass customer requirements, exceeding their contracted design life by 28 percent, on average, a record unmatched in the industry.

To increase Loral's competitiveness, we have downsized our workforce to match marketplace demand. While maintaining its specialized skill base, SS/L has reduced its headcount by 26 percent since 2001. We have reduced spending in other areas as well, aggressively managing our cost structure to remain competitive. These disciplines will sustain us during the downturn and give a boost to margins when the market turns. As a result of these and other actions, both Loral Skynet and Space Systems/Loral remain cash positive.

The company continued to reduce indebtedness in 2002 — over the last two years, we have decreased Loral's debt and preferred obligations by more than $1.3 billion. We will continue to explore opportunities to further reduce debt as one method to increase shareholder value. In addition, we are alert to industry consolidation developments and will aggressively pursue such opportunities as another means to rebuild shareholder value.

During 2002, Loral took several non-cash write-downs or adjustments. We wrote-off $396 million of tax assets because at year-end we didn't meet the criteria required to keep the assets on our books. SS/L took a $69 million charge comprised of two items: our advances to

Europe*Star which, with Alcatel as the majority owner and managing partner, continues to underperform and, second, a partial write-down on our investment in Sirius Satellite Radio. The market value of our Sirius investment is now in excess of its current book value. We also took a $46 million non-cash charge for 2002 preferred stock exchanges. Finally, as reported in the first quarter of 2002, Loral wrote off its goodwill of $890 million in connection with new accounting rules.

Not counting these charges, both of our business segments performed in line with our guidance — we hit our operating targets despite a very tough year.

In March 2003, we agreed with our lenders to amend the terms and conditions of Loral's two bank credit facilities. By and large, the amendments impose limitations that are standard for loans of this nature. They limit our ability to take certain actions without the banks' approval, including incurring capital expenditures over and above plan, selling assets, incurring debt or making certain investments. We believe we'll continue to be in compliance with all bank covenants throughout 2003.

At our May 29, 2003, annual meeting of shareholders, we will propose a reverse split of our common shares in order to conform our share price to the requirements of the New York Stock Exchange. This is the only listing requirement Loral does not meet. The reverse split ratio will be designed to keep Loral in compliance with this standard in the future. We are also proposing to increase the number of authorized shares of our common stock. Both of these proposals are described more fully in the enclosed proxy statement.

These have been especially difficult times for the industry and for Loral. Our employees have responded with determination and flexibility and their efforts command the gratitude of all stakeholders. Our vision of Loral's long-term prospects has not been diminished. We have rededicated ourselves to persevere until the industry improves.

Sincerely,





BERNARD L. SCHWARTZ
Chairman and
Chief Executive Officer

ERIC J. ZAHLER
President and
Chief Operating Officer

April 15, 2003

The following is an excerpt from Loral Space & Communications' 2002 form 10-K, filed with the Securities and Exchange Commission. For a complete copy of the filing, free of charge, visit our website at www.loral.com or call Loral's investor relations department at 212-338-5347.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Except for the historical information contained herein, the matters discussed in the following Management's Discussion and Analysis of Results of Operations and Financial Condition of Loral Space & Communications Ltd. and its subsidiaries ("Loral" or the "Company") are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," "anticipates," "estimates," "project," "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company's control. Some of the factors and conditions that could affect the outcome of forward-looking statements relate to (i) the Company's financial structure, (ii) Globalstar matters, (iii) litigation and disputes, (iv) operational risks and (v) other matters. For a detailed discussion of these factors and conditions, please refer to the section of this Annual Report on Form 10-K titled "Certain Factors that May Affect Future Results" beginning on page 13 and to the other periodic reports filed with the SEC by Loral, our wholly owned subsidiary Loral Orion, Inc. ("Loral Orion"), formerly known as Loral CyberStar, Inc., and the Company's affiliate Satelites de Mexico, S.A. de C.V. ("Satmex"). In addition, we caution you that the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. The Company undertakes no obligation to update any forward-looking statements.

Loral is one of the world's leading satellite communications companies with substantial activities in satellite-based communications services and satellite manufacturing. In the fourth quarter of 2002, Loral reorganized into two operating businesses in connection with Loral's integration of the operation and management of its data business (conducted by Loral CyberStar, Inc. and CyberStar, L.P.) into its FSS business, managed and operated by Loral Skynet:

Fixed Satellite Services ("FSS"): Loral leases transponder capacity to customers for various applications, including television and cable broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and direct-to-home television ("DTH") and provides satellite telemetry, tracking and control services ("TT&C"). Loral also provides network services such as managed communications networks, Internet and intranet services, business television and business media services to its customers.

Satellite Manufacturing and Technology: Loral designs and manufactures satellites and space systems and develops satellite technology for a broad variety of customers and applications through Space Systems/Loral ("SS/L").

Consolidated Operating Results

In evaluating financial performance, management uses revenue and operating income/loss before depreciation and amortization, including amortization of unearned stock compensation ("EBITDA") as a measure of a segment's profit or loss. The following discussion of revenues and EBITDA reflects the results of Loral's operating businesses for 2002, 2001 and 2000. See Note 16 to Loral's consolidated financial statements for additional information on segment results. The remainder of the discussion relates to the consolidated results of Loral, unless otherwise noted.

Revenues:

	Years ended December 31,		
	2002	2001	2000
		(in millions)	
Fixed satellite services	$ 395.4	$ 464.2	$ 421.2
Satellite manufacturing and technology	853.1	814.8	1,002.3
Segment revenues	1,248.5	1,279.0	1,423.5
Eliminations[1]	(150.1)	(209.4)	(199.4)
Revenues as reported[2]	$1,098.4	$1,069.6	$1,224.1

EBITDA[3]:

	Years ended December 31,		
	2002	2001	2000
		(in millions)	
Fixed satellite services[4]	$ 219.9	$ 263.4	$ 153.4
Satellite manufacturing and technology[5]	(18.6)	24.2	35.5
Corporate expenses[6]	(36.8)	(37.5)	(44.4)
Segment EBITDA before eliminations	164.5	250.1	144.5
Eliminations[1]	(59.5)	(27.5)	(14.3)
EBITDA as reported	105.0	222.6	130.2
Depreciation and amortization	187.0	227.8	216.3
Operating loss	$ 82.0	$ 5.2	$ 86.1

(1) Represents the elimination of intercompany sales and EBITDA, primarily for satellites under construction by SS/L for wholly owned subsidiaries; and the adjustment required to EBITDA to conform the basis of accounting used by the satellite manufacturing and technology segment from that applicable to government contracts to U.S. generally accepted accounting principles for commercial contracts (see Note 16 to the consolidated financial statements).

(2) Includes revenues from affiliates of $85.9 million, $100.9 million and $161.7 million in 2002, 2001 and 2000, respectively.

(3) EBITDA (which is equivalent to operating income/loss before depreciation and amortization, including amortization of unearned stock compensation) is provided because it is a measure commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity and is presented to enhance the understanding of Loral's operating results. EBITDA is not an alternative to net income as an indicator of a company's operating performance, or cash flow from operations as a measure of a company's liquidity. EBITDA may be calculated differently and, therefore, may not be comparable to similarly titled measures reported by other companies.

(4) The year ended December 31, 2000 includes $22 million of investment in broadband activities.

(5) Satellite manufacturing and technology EBITDA includes charges of $69 million in 2002 for valuation allowances recorded on SS/L-provided vendor financings (in connection with advances related to Europe*Star and an agreement reached with a customer to convert vendor financing receivables into the customer's equity), $12 million in 2001 for obligations to the U.S. government to settle a case relating to export controls and $77 million in 2000 relating to increased costs for manufacturing delays and customer contract issues.

(6) Represents corporate expenses incurred in support of the Company's operations.

Critical accounting matters

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses reported for the period. Actual results could differ from estimates.

Revenue recognition

The majority of Loral's satellite manufacturing and technology revenue is associated with long-term fixed-price contracts and revenue and profit from satellite sales under these long-term contracts are recognized using the cost-to-cost percentage of completion method, which requires significant estimates. Loral uses this method because reasonably dependable estimates can be made based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates include forecasts of costs and schedules, estimating contract revenue related to contract performance (including estimated amounts for penalties, performance incentives and orbital incentives that will be received as the satellite performs on orbit) and the potential for component obsolescence in connection with long-term procurements. These estimates are assessed continually during the term of the contract and revisions in estimates are reflected in the period in which the conditions that require the revision become known. Provisions for losses on contracts are recorded when estimates determine that a loss will be incurred on a contract at completion. Under firm fixed-price contracts, work performed and products shipped are paid for at a fixed price without adjustment for actual costs incurred in connection with the contract; accordingly, favorable changes in estimates in a period will result in additional revenue and profit and unfavorable changes in estimates will result in a reduction of revenue and profit or the recording of a loss that will be borne solely by Loral.

Depreciation

Depreciation is provided for on the straight-line method for satellites over the estimated useful life of the satellite, which is determined by engineering analyses performed at the in-service date and re-evaluated periodically. A decrease in the useful life of a satellite would result in increased depreciation expense.

Receivables and vendor financing

Loral is required to estimate the collectibility of its billed receivables and vendor financing. A considerable amount of judgment is required in assessing the realization of these receivables, including the current creditworthiness of each customer and related aging of the past due balances. Provisions for bad debts and vendor financings during 2002, 2001, and 2000 were $73.5 million, $3.8 million, and $11.5 million, respectively. At December 31, 2002 and 2001, billed receivables of $92.6 million and $198.1 million, respectively, were net of allowances for doubtful accounts of $7.0 million and $4.3 million, respectively. Vendor financing receivables were $60.4 million at December 31, 2002, after valuation allowances of $69 million in 2002 on vendor financings in connection with advances related to Europe*Star and an agreement reached with Sirius Satellite Radio, Inc. ("Sirius") to convert vendor financing receivables into Sirius common stock. Vendor financing receivables were $89.6 million at December 31, 2001. Additionally, the Company has vendor financing receivables from Globalstar of $250 million, which have been fully reserved for. Loral evaluates specific accounts when it becomes aware of a situation where a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to Loral and re-evaluated periodically. A significant increase in the allowance has been recorded in 2002, and may occur in the future due to the market environment.

Inventories

Inventory is reviewed for estimated obsolescence or unusable items and if appropriate, is written down to the net realizable value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Such adjustments are considered permanent adjustments to the cost basis of the inventory. Provisions for inventory obsolescence during 2002, 2001, and 2000 were $14.0 million, $5.9 million, and $4.9 million, respectively. At December 31, 2002 and 2001, inventory of $95.7 million and $98.2 million, respectively, was net of provisions for obsolescence of $31.8 million and $29.9 million, respectively.

Taxation

Loral, as a Bermuda company, is subject to U.S. federal, state and local income taxation at regular corporate rates on any income that is effectively connected with the conduct of a U.S. trade or business. When such income is deemed removed from the U.S. business, it is subject to an additional 30% "branch profits" tax. While any portion of Loral's income from sources outside the United States may also be subject to taxation by foreign countries, the extent to which these countries may require Loral to pay tax or to make payments in lieu of tax cannot be determined in advance. From its inception, Loral has not received any cumulative benefit as a result of being established in Bermuda because of substantial losses incurred outside the U.S. Loral's U.S. subsidiaries are subject to U.S. taxes on their worldwide income. In addition, a 30% U.S. withholding tax will be imposed on dividends and interest paid by such subsidiaries to Loral.

The Company uses the liability method in accounting for taxes whereby income taxes are recognized during the year in which transactions enter into the determination of financial statement income or loss. Deferred taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying statutory tax rates in effect for the year during which the differences are expected to reverse. The Company assesses the recoverability of its deferred tax assets and, based upon this analysis, records a valuation allowance against the deferred tax assets to the extent recoverability does not satisfy the "more likely than not" recognition criteria in SFAS No. 109.

Based upon this analysis, management concluded during the fourth quarter of 2002 that, due to insufficient positive evidence substantiating recoverability, the valuation allowance should be increased by $390.4 million to a balance of $576.5 million. Of this net increase, $31.9 million represented deferred tax assets applied directly to shareholders' equity for other comprehensive income items, net, $18.7 million primarily related to the cumulative effect of a change in accounting principles on the adoption of SFAS 142 and $55.9 million represented a reduction to the allowance which was applied directly against the deferred tax asset. The balance of $395.7 million was charged to the 2002 results, resulting in a net income tax provision of $355.0 million. As of December 31, 2002, a valuation allowance has been established for the entire balance of the Company's net deferred tax assets.

The Company will maintain the valuation allowance until sufficient positive evidence exists to support reversal of the reserve. Until such time, we expect to report no tax provision net of valuation allowance adjustments, except for potential alternative minimum taxes and minor state, local and foreign tax provisions. When the Company determines that it will be able to realize all or a part of the benefit from its deferred tax assets, reversal of the valuation allowance will increase income in the period such determination is made.

Pension and other employee benefits

The Company maintains a pension plan and a supplemental retirement plan. These plans are defined benefit pension plans. In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees and dependents. These pension and other employee benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in these pension and other employee benefit costs may occur in the future due to changes in these assumptions, as well as our actual experience.

The discount rate is subject to change each year, consistent with changes in applicable high-quality long-term corporate bond indices, such as the Moody's AA Corporate Bond Index. The discount rate determined on this basis was 6.75% as of December 31, 2002, a decline of 75 basis points from December 31, 2001. This had the effect of increasing the Company's accumulated benefit obligations ("ABO") for pensions by $21.4 million and for other employee benefits by $6.5 million as of December 31, 2002.

The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans and the fact that the plan assets are actively managed to mitigate risk. The assumed allocation of the Company's pension plan assets is 60% in equity investments and 40% in fixed income investments. Based on this target allocation, the fifteen year historical return of the Company's investment managers has been 11.2%. The Company is currently reviewing its asset allocation, but believes that its long-term asset allocation will approximate 60% in equity investments and 40% in fixed income investments. The expected long-term rate of return on plan assets determined on this basis was 9.0% as of December 31, 2002, a decline of 50 basis points from December 31, 2001.

These pension and other employee costs are expected to increase to approximately $30 million in 2003 from $14 million in 2002 primarily due to the rate assumption changes and actual asset performance. Although actual asset performance was below expectations over the past several years, actual performance of the plan since its inception in 1996 has exceeded the Company's related benchmarks, such as the Standard & Poors 500 U.S. Large Cap Index. Lowering the discount rate by 0.5% would have increased these pensions and other employee benefits costs by approximately $2.3 million in 2002. Lowering the expected long-term rate of return on pension plan assets by 0.5% would have increased these pensions and other employee benefits costs by $1.2 million in 2002. The Company expects to have a cash requirement of approximately $5 million for these pension and other employee benefit plans in 2003, consistent with prior years.

The ABO for the pension plan exceeded the fair value of plan assets at December 31, 2002 (the "unfunded ABO"). This was primarily due to the negative returns on the pension funds as a result of the overall decline in the equity markets, and a decline in the discount rate used to estimate the pension liability as a result of declining interest rates. Therefore, the Company was required to establish a minimum liability and record a $65 million charge to equity for the unfunded ABO, to the extent not already reflected as a liability. The ABO was measured using a discount rate of 6.75% as of December 31, 2002. Lowering the discount rate by 0.50% would have increased the ABO and the resulting minimum liability and charge to equity by approximately $14 million. Market conditions and interest rates significantly impact future assets and liabilities of the Company's pension plans, and this charge to equity will be revalued in the future based upon plan assets and the measurement of plan obligations which is completed at the end of each fiscal year.

Contingencies

Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. The most important contingencies affecting our financial statements are detailed below under Commitments and Contingencies.

2002 Compared with 2001

Revenues as reported for Loral's operating businesses remained steady at $1.1 billion in 2002 and 2001, after eliminations of $150 million in 2002 and $209 million in 2001. In 2002, SS/L revenues were higher primarily resulting from the timing of work performed and costs incurred on satellite backlog programs under the percentage of completion method. This was offset by lower FSS revenues which was primarily due to a decrease in volume and prices resulting from the global economic downturn, which has caused a delay in demand for new telecommunications applications and services. SS/L's revenues from Loral Skynet decreased in 2002 as the satellites under construction neared completion.

EBITDA as reported for Loral's operating businesses was $105 million in 2002 as compared to $223 million in 2001, after eliminations of $60 million in 2002 and $28 million in 2001. The decrease in 2002 as compared to 2001 was primarily due to lower FSS revenues offset by reduced costs from streamlining operations and lower SS/L EBITDA. SS/L's decline was primarily due to valuation allowances of $69 million recorded on SS/L-provided vendor financings (in connection with advances related to Europe*Star and an agreement reached with Sirius to convert vendor financing receivables into Sirius' equity), which was mitigated by overall improved satellite program performance, reduced costs and the effects of the recovery of a claim from a vendor. Intercompany eliminations primarily relating to SS/L's construction of satellites for Loral Skynet, increased significantly in 2002 primarily due to higher amounts of general and administrative costs incurred on intercompany programs (see Note 16 to the consolidated financial statements).

Depreciation and amortization was $187 million in 2002 and $228 million in 2001. In 2002, amortization expense decreased by $27 million as a result of the Company adopting SFAS No. 142 (see Accounting Pronouncements). Depreciation and amortization associated with the FSS business represents approximately 82% and 81% of the totals in 2002 and 2001, respectively.

As a result of the above, the Company's operating loss increased to $82 million in 2002, as compared to $5 million in 2001.

Interest and investment income was $13 million in 2002 as compared to $29 million in 2001. This decrease was principally due to lower average cash balances available for investment and lower interest rates and lower interest earned relating to satellite programs in 2002 as compared to 2001.

Interest expense was $77 million in 2002, net of capitalized interest of $30 million, as compared to $184 million in 2001, net of capitalized interest of $23 million. The decrease in 2002 was primarily due to the Company not recognizing any interest expense on Loral Orion's 10% senior notes issued in connection with the Loral Orion exchange offers completed in December 2001, since interest expense on the 10% senior notes is fully offset by amortization of the deferred gain on the debt exchanges (see Liquidity and Capital Resources) and lower debt balances and interest rates in 2002 as compared to 2001.

In 2002, the Company determined that its investment in Fantastic common stock had an other than temporary decline in its value and recognized a loss of $1 million. The Company recorded a $34 million gain in 2001 related to Loral Orion's debt exchanges (see Liquidity and Capital Resources). In the fourth quarter of 2002, the Company adopted the provisions of SFAS No. 145 and reclassified the extraordinary gain on Loral Orion's debt exchanges in 2001 to gain on debt exchanges and investments, net in its consolidated statements of operations (see Other Matters — Accounting Pronouncements).

In 2002, Loral recorded an income tax provision of $355 million on a pre-tax loss of $147 million, as compared to an income tax provision of $2 million on a pre-tax loss of $126 million in 2001. The increase in tax expense in 2002 was primarily attributable to an increase in the deferred tax valuation allowance. As of December 31, 2002, a valuation allowance has been established for the entire balance of the Company's net deferred tax asset (see Critical Accounting Matters).

Equity in net losses of affiliates was $76 million in 2002 as compared to $67 million in 2001. Loral's share of equity loss attributable to Globalstar related activities was $3 million in 2002 as compared to $25 million of equity losses after taxes in 2001. The reduction in 2002 primarily resulted from the recovery of a claim from a vendor on the Globalstar program of which $14 million ($8 million after taxes) was recorded as a benefit to equity in net losses of affiliates and reduced equity in net losses of Globalstar service provider partnerships recorded, offset by a $9 million charge relating to liabilities the Company had guaranteed in connection with a Globalstar service provider partnership. Loral's share of equity in net losses of Satmex increased to $25 million in 2002, as compared to $12 million in 2001, which was primarily due to the global economic downturn. Loral's share of equity in net losses of Europe*Star, managed by Alcatel, increased to $42 million in 2002, as compared to $28 million in 2001, which was primarily due to Europe*Star's loss on the sale of an equity investment in 2002 and an impairment charge of $7 million recorded by the Company relating to its investment in Europe*Star in 2002. As a result of the impairment charge, the net carrying value of Loral's investment in Europe*Star was reduced to zero. As a result, Loral will not recognize any future losses attributable to Europe*Star (see Note 6 to the consolidated financial statements).

On January 1, 2002 the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which resulted in the Company recording a charge to write-off all of its goodwill for the cumulative effect of change in accounting principle of $890 million (see Accounting Pronouncements). The cumulative effect of change in accounting principle, net of taxes, in 2001 related to the Company's adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

Preferred dividends were $89 million in 2002 as compared to $81 million in 2001. The increase was primarily due to dividend charges of $59.5 million (or $0.16 per share) in 2002, comprised of $13.4 million in cash and $46.1 million of non-cash dividend charges, incurred on the conversion of 6.1 million shares of Loral's 6% Series C convertible redeemable preferred stock ("the Series C Preferred Stock") and 5.4 million shares of Loral's 6% Series D convertible redeemable preferred stock ("the Series D Preferred Stock") into 76.6 million shares of the Company's common stock in connection with Loral's exchange offers and privately negotiated exchange transactions. This compares to the non-cash dividend charges of $29 million (or $0.09 per share) incurred on the conversion in 2001 of 3.7 million shares of Loral's Series C Preferred Stock and 1.9 million shares of Loral's Series D Preferred Stock into 30.9 million shares of the Company's common stock, in connection with the Company's exchange offers, offset by lower dividends as a result of the exchanges (see Liquidity and Capital Resources).

As a result of the above, net loss applicable to common shareholders before the cumulative effect of the change in accounting principle relating to cost in excess of net assets acquired ("goodwill") was $668 million or $1.79 per basic and diluted share in 2002, as compared to $277 million or $0.86 per basic and diluted share in 2001 ($250 million or $0.77 per basic and diluted share on an as adjusted basis to exclude the amortization of goodwill). Basic and diluted weighted average shares were 373 million in 2002 and 324 million in 2001. The increase in weighted average shares was primarily due to the conversions of the Company's preferred stock into common stock in 2002 and 2001 mentioned above.

2001 Compared with 2000

Revenues as reported for Loral's operating businesses were $1.1 billion in 2001 as compared to $1.2 billion in 2000, after eliminations of $209 million in 2001 and $199 million in 2000. The decrease in revenues was due primarily to lower SS/L revenues primarily resulting from the slow down in demand in the satellite manufacturing industry, delays in production of certain programs, and the substantial completion of the Globalstar satellite program at the end of 2000, offset by strong growth in FSS revenues due to the increased number of transponders leased and higher revenue per transponder in 2001 as compared to 2000.

EBITDA as reported increased to $223 million in 2001 as compared to $130 million in 2000, after eliminations of $28 million in 2001 and $14 million in 2000. This increase arose primarily from strong revenue growth from FSS without a proportionate growth in costs, cost savings realized from streamlining operations and savings related to the exit from the direct-to-consumer broadband business in 2000, offset by lower SS/L EBITDA, which was due to lower revenues and margins and start-up costs associated with the introduction of several new technologies and a $12 million charge for future payments to the U.S. government to settle a case relating to export controls.

Depreciation and amortization was $228 million in 2001 and $216 million in 2000. The increase primarily resulted from the timing of assets placed into service. Depreciation and amortization associated with the FSS business represents approximately 81% of the totals in 2001 and 2000, respectively.

As a result of the above, the Company's operating loss decreased to $5 million in 2001, as compared to $86 million in 2000.

Interest and investment income was $29 million in 2001 as compared to $129 million in 2000. This decrease was principally due to non-cash interest income in 2000 related to warrants received in connection with the guarantees provided by Loral subsidiaries of Globalstar's $500 million credit facility, dividend income in 2000 related to the Company's investment in Globalstar Telecommunications Limited preferred stock, as well as lower average cash balances for investment and lower investment rates in 2001.

Interest expense was $184 million in 2001, net of capitalized interest of $23 million, as compared to $171 million in 2000, net of capitalized interest of $17 million. The increase is due primarily to interest expense incurred in connection with the Company's $500 million credit facility from November 2000, offset by increased capitalized interest and lower interest rates in 2001 (see Liquidity and Capital Resources).

The Company recorded a $34 million gain in 2001 related to Loral Orion's debt exchanges (see Liquidity and Capital Resources and Other Matters — Accounting Pronouncements). The Company realized $71 million of gains in 2000, primarily from the sale of substantially all of its investments in available-for-sale securities.

In 2001, Loral recorded an income tax provision of $2 million on a pre-tax loss of $126 million, as compared to an income tax provision of $9 million on a pre-tax loss of $57 million for 2000. The decrease in tax expense for 2001 is primarily attributable to a lower amount of income subject to U.S. tax during the current period (see Critical Accounting Matters).

The equity in net losses of affiliates was $67 million in 2001 as compared to $1.29 billion in 2000. Loral's share of equity in net losses of affiliates attributable to Globalstar related activities (net of taxes of $4 million in 2001 and a tax benefit of $299 million in 2000), was $25 million in 2001 as compared to $1.29 billion in 2000 (including equity in net losses of Globalstar service provider partnerships of $30 million and $38 million, in 2001 and 2000, respectively). This decrease is primarily due to the Company recognizing its share of Globalstar's equity losses and impairment charges in the fourth quarter of 2000, which reduced its investment in and advances in connection with Globalstar to zero. Accordingly, Loral discontinued providing for its allocated share of Globalstar's net losses beginning in 2001 (see Acquisitions and Investments). Loral's share of equity in net loss of Satmex was $12 million in 2001, as compared to Loral's share of equity in net income of Satmex of $19 million in 2000. Satmex had net income applicable to common stockholders in 2000 of $54 million, which primarily resulted from a $67 million after-tax gain it recorded on the net insurance recovery on the loss of a satellite (see Affiliate Matters). Loral's share of equity in net losses of Europe*Star, managed by Alcatel, was $6 million in 2001, as compared to $5 million in 2000 (see Note 6 to the consolidated financial statements). Europe*Star commenced its principal operations in the beginning of 2001.

The minority interest benefit primarily reflects the reduction of CyberStar LP's loss attributed to CyberStar LP's other investor, who owned 17.6% as of December 31, 2001.

In the fourth quarter of 2000, the Company recorded after-tax impairment charges of $112 million related to its investments in and advances to Globalstar service provider partnerships (see Acquisitions and Investments).

On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which resulted in the Company recording a charge for the cumulative effect of a change in accounting principle, net of taxes, of $1.7 million (see Accounting Pronouncements).

Preferred dividends were $81 million in 2001 as compared to $68 million for 2000. The increase was primarily due to non-cash dividend charges of $29 million incurred in 2001, on the conversion of 3.7 million shares of Loral's Series C Preferred Stock and 1.9 million shares of Loral's Series D Preferred Stock into the Company's common stock, in connection with the Company's exchange offers, offset by lower dividends as a result of the exchange offers (see Liquidity and Capital Resources).

As a result of the above, the net loss applicable to common stockholders for 2001 was $277 million or $0.86 per basic and diluted share, compared to the net loss of $1.54 billion or $5.20 per basic and diluted share for 2000. Basic and diluted weighted average shares were 324 million in 2001 and 296 million in 2000. The increase in shares primarily relates to the 30.9 million shares of common stock issued in connection with the Company's preferred stock exchange offers.

Results by Operating Business

The satellite industry suffered a significant decline in 2001 which continued through 2002 with only one competitively bid satellite order, affecting all aspects of the Company's business. Some of the most significant causes behind this decline are the downturn in the global economy with its resulting reduction and delay in demand for new satellite-based applications and services, the postponement of customers' expansion plans, the difficulty in obtaining funding in the capital markets by a significant segment of the industry's customer base, and the competition from fiber and other terrestrial alternatives.

Fixed Satellite Services

FSS revenues were $395 million in 2002, as compared to $464 million and $421 million in 2001 and 2000, respectively. The decrease in 2002 as compared to 2001 was primarily due to a decrease in transponders leased and lower prices due to the global economic downturn and the delay in demand for new applications and services in 2002. The increase in revenue in 2001 as compared to 2000 was primarily due to the increased number of transponders leased and higher revenue per transponder in 2001. EBITDA was $220 million in 2002, as compared to $263 million and $153 million in 2001 and 2000, respectively. The decrease in EBITDA in 2002 as compared to 2001 was primarily due to lower sales, offset by reduced costs from streamlining operations. The increase in EBITDA in 2001 as compared to 2000 was primarily due to strong revenue growth without a proportionate growth in costs, cost savings realized from streamlining operations and savings related to the exit from the direct-to-customer broadband business at the end of 2000, which was offset by charges for integration and rationalization of network services in 2000. As of December 31, 2002, FSS had seven operational satellites. Funded backlog for the segment totaled $1.4 billion at the end of 2002 as compared to $1.5 billion at the end of 2001, including intercompany backlog of $41 million and $46 million in 2002 and 2001, respectively. At December 31, 2002, FSS backlog was equivalent to approximately 3.5 times its 2002 revenues. Net bookings for the segment increased by $395 million for the year ended December 31, 2002 to $278 million as compared to 2001, due to a substantial decline in de-bookings, offset by a decrease in gross bookings. Approximately $267 million of the 2002 funded backlog is expected to be realized in 2003, including approximately $4 million of intercompany backlog. Total assets for the segment were $1.9 billion and $2.8 billion as of December 31, 2002 and 2001, respectively. The decrease primarily related to the write-off of goodwill in connection with the adoption of SFAS 142 and the valuation allowances established on deferred tax assets in 2002. Capital expenditures in 2002 were approximately $85 million and are expected to be higher in 2003.

Satellite Manufacturing and Technology

Revenues at SS/L, before eliminations, were $853 million in 2002, $815 million in 2001 and $1.0 billion in 2000. The increase in 2002 as compared to 2001 primarily resulted from the timing of work performed on backlog programs. The decrease in 2001 as compared to 2000 was primarily due to lower volume and delays in production of certain programs. EBITDA before eliminations was a loss of $19 million in 2002 and gains of $24 million in 2001 and $36 million in 2000. The decrease in EBITDA in 2002 as compared to 2001 was primarily due to valuation allowances of $69 million recorded on SS/L provided vendor financings (in connection with advances related to Europe*Star and an agreement reached with Sirius to convert vendor financing receivables into Sirius' equity), which was mitigated by overall improved satellite program performance, reduced costs and the effects of the recovery of a claim from a vendor. SS/L has lowered its costs by reducing its workforce since the beginning of 2001, by streamlining certain internal processes and by instituting tighter controls which are designed to ensure that subcontracted components are received on time and meet all customer requirements. The EBITDA decline in 2001 as compared to 2000 was primarily due to lower revenues and start-up costs associated with the introduction of several new technologies and a $12 million charge for future payments to the U.S. government to settle a case relating to export controls in 2001. Funded backlog for SS/L as of December 31, 2002 and 2001 was $763 million and $1.6 billion, respectively, including intercompany backlog of $275 million as of December 31, 2002 and $265 million as of December 31, 2001. The decline in backlog is due to revenues earned on existing backlog with no new satellite awards in 2002, due to the sluggish economic conditions in the industry. Approximately $626 million of the 2002 funded backlog is expected to be realized in 2003, including approximately $142 million of intercompany backlog. Total assets for the segment were $690 million and $1.2 billion as of December 31, 2002 and 2001, respectively. The decrease primarily related to the write-off of goodwill in connection with the adoption of SFAS 142 in 2002. Capital expenditures in 2002 were approximately $13 million and are expected to decrease slightly in 2003.

Transactions With Affiliates and Related Parties

Consolidated funded backlog was $1.8 billion and $2.7 billion at December 31, 2002 and 2001 which includes $142 million and $351 million, respectively, as a result of transactions entered into with affiliates and related parties (primarily with Globalstar, Satmex, Europe*Star, XTAR and Spainsat) for the construction of satellites.

The Company's consolidated statements of operations reflect the effects of the following amounts related to transactions with or investments in affiliates (in thousands).

	Years ended December 31,		
	2002	2001	2000
Revenues	$ 85,920	$100,924	$161,730
Interest and investment income	1,177	1,177	70,616
Interest expense capitalized on development stage enterprises	1,252	120	4,846
Profits relating to affiliate transactions not eliminated	9,887	3,735	26,630
Elimination of Loral's proportionate share of profits relating to affiliate transactions	(10,921)	(1,527)	(7,245)
Amortization of deferred credit, excess carrying value, capitalized interest and profits relating to investments in affiliates	(508)	(538)	29,444

Liquidity and Capital Resources

Loral intends to capitalize on its innovative capabilities, market position and advanced technologies to offer value-added satellite-based services as part of the evolving worldwide communications networks. Loral regularly engages in discussions with telecommunications service providers, equipment manufacturers and others regarding possible strategic transactions and alliances. These included joint ventures; strategic relationships involving its fixed satellite services operations and satellite manufacturing operations, which could involve business combinations; participation in the Loral Global Alliance; and dispositions of assets. In order to pursue such opportunities Loral may utilize funds generated by growth in operations and may seek funds from strategic partners and other investors and through incurrence of debt or the issuance of additional equity. The Company believes that cash, available credit at December 31, 2002 (see cash and available credit) and net cash provided by operating activities and certain planned investing activities will be adequate to meet its expected cash requirements through at least December 31, 2003.

On March 31, 2003, Loral entered into amendments of its Loral SpaceCom and Loral Satellite credit facilities which among other changes, amended its financial performance covenants. At December 31, 2002, the Company was, after giving effect to the March 2003 amendments to the Loral SpaceCom and Loral Satellite credit facilities, in compliance with all of the covenants and conditions under its various lending and funding arrangements and believes that it will continue to meet these covenants and conditions through at least March 31, 2004.

Loral's business plan assumes the receipt of approximately $60 million from the successful monetization of certain long-term customer receivables in 2003. While Loral has reached an agreement in principle with a third party to effect such monetization, there is no assurance that this transaction will be consummated. If Loral is unable to consummate this transaction on a timely basis, or the proceeds from such transaction are less than those assumed in the business plan, Loral's ability to fund its operations would be adversely affected. A substantial reduction in FSS revenues or the inability of SS/L to replace existing backlog with new contracts would also adversely impact Loral's ability to achieve its business plan. In addition, Loral's ability to fund the 2004 interest payments on its 9.5% senior notes will depend on its ability to successfully execute its business plan, which includes further asset sales. There is no assurance that Loral will be able to do so. If Loral fails to pay interest on the 9.5% senior notes when due, this will, upon expiration of a 30-day cure period, constitute an event of default under Loral's senior note indenture, which in turn would result in an event of default under the LSC Amended Credit Agreement and the Loral Satellite Credit Agreement. If the holders of the 9.5% senior notes, the lenders under the LSC credit facility or the lenders under the Loral Satellite credit facility were to accelerate their related debt following such event of default, an event of default would also occur with respect to Loral Orion's 10% senior notes, which are guaranteed by Loral.

Loral is likely to require and intends to seek further amendments to the LSC and Loral Satellite facilities to ensure compliance with financial performance covenants for periods after March 31, 2004. There can be no assurance that the lenders will consent to any such amendment. Because of the cross-default provisions set forth in the LSC and Loral Satellite credit facilities, a failure by Loral to meet any financial performance covenant set forth in either credit facility will result in an event of default under both the LSC and the Loral

Satellite credit facilities. Moreover, if the lenders under either credit facility were to accelerate their outstanding loans, this would constitute an event of default under Loral's 9.5% senior notes and Loral Orion's 10% senior notes, which are guaranteed by Loral.

Telstar 10/Apstar IIR, manufactured by SS/L and owned by Loral Orion, has the same solar array configuration as two other 1300-class satellites manufactured by SS/L that have experienced solar array failures. SS/L believes that these failures are isolated events and do not reflect a systemic problem in either the satellite design or manufacturing process. Accordingly, the Company does not believe that these anomalies will affect Telstar 10/Apstar IIR. However, the insurance coverage for Telstar 10/Apstar IIR provides for coverage of losses due to solar array failures only in the event of a capacity loss of 75% or more. Some of Loral Orion's bondholders have questioned whether this limitation is in compliance with the insurance covenant in the Loral Orion indenture. Management believes that Loral Orion is in compliance with the covenant as properly interpreted. If, however, Loral Orion's bondholders were to give notice of a default under the indenture because of such limitations, and a court ruled against Loral Orion on this matter, the maturity of Loral Orion's 10% senior notes could be accelerated, and the bondholders could be able to call on the Company's guarantee of Loral Orion's senior notes.

Debt

Bank Facilities

Satellite Credit Agreement. On December 21, 2001, Loral Satellite, Inc. ("Loral Satellite"), a subsidiary of Loral Space & Communications Corporation, which in turn is a subsidiary of Loral, entered into the first amendment to the $500 million secured credit agreement dated as of November 17, 2000 by and among Loral Satellite, Bank of America as Administrative Agent, and the other lending parties thereto (the "Satellite Credit Agreement"). The first amendment provides for a $200 million revolving credit facility expiring January 7, 2005 and a term loan of which $249 million was outstanding as of December 31, 2002, subject to the following remaining amortization payment schedule: $11.25 million per quarter on March 31, 2003 through September 30, 2004 and $170 million on January 7, 2005. During the first quarter of 2003, Loral had drawn down the full amount of the revolving credit facility. The first amendment also effected certain changes to provisions relating to the collateral pool provided to lenders under the Loral Satellite credit facility and imposed additional limitations on the application of proceeds from any sale of assets from this collateral pool. Proceeds from the Satellite Credit Agreement were used by Loral Satellite to purchase all of the creditors' interests in the loans outstanding under Globalstar's $500 million credit agreement (see Investments). The guarantee of Globalstar's $500 million credit agreement that had been provided by Loral Satellite and Loral SatCom Ltd., a subsidiary of Loral, was terminated and released in connection with this transaction.

Borrowings under the Satellite Credit Agreement bear interest, at Loral Satellite's option, at various rates based on fixed margins over the lead bank's base rate or the London Interbank Offer Rate for specified periods. Loral Satellite pays a commitment fee on the unused portion of the revolver. The Satellite Credit Agreement contains financial covenants, including maintenance of a minimum collateral coverage ratio, minimum net worth and minimum EBITDA. The Satellite Credit Agreement also contains customary limitations, including those on indebtedness, fundamental changes, asset sales, dividends, investments, capital expenditures, creating liens (other than those created pursuant to the Satellite Credit Agreement), prepayments or amendments of indebtedness, and transactions with affiliates. During 2002, Loral Satellite paid dividends of $35 million to its parent.

The Satellite Credit Agreement is secured by certain assets of Loral Satellite, including the Telstar 6 and Telstar 7 satellites and the payments due to Loral Satellite under Globalstar's $500 million credit facility (see below). Based on third party valuations, management believes that the fair value of Telstar 6 and Telstar 7 is in excess of $500 million. As of December 31, 2002, the net book value of Telstar 6 and Telstar 7 was approximately $293 million. In addition, as part of the first amendment, lenders under the Satellite Credit Agreement received a junior lien on the assets of Loral SpaceCom Corporation ("LSC") and its subsidiaries pledged in favor of the banks under the LSC Amended Credit Agreement. Loral has also agreed to guarantee

Loral Satellite's obligations under the Satellite Credit Agreement, which guarantee agreement contains a minimum net worth covenant.

On March 31, 2003, Loral Satellite amended the Satellite Credit Agreement to provide for certain modifications, including to its financial covenants (the "Loral Satellite Amendment"). This amendment increased interest on outstanding loans by 50 basis points, reduced the maximum LIBOR period to three months and imposed additional requirements on Loral Satellite and its subsidiaries, including adding minimum cumulative EBITDA and minimum cash balance requirements and increasing the circumstances under which mandatory prepayment of the loans are required, including from insurance proceeds received in connection with any launch or in-orbit failure of Loral Satellite's satellites. Loral Satellite's ability to dividend funds to its parent has been substantially reduced in connection with this amendment. Under the Loral Satellite Amendment, Loral Satellite may now make dividends or loans to its parent or Loral only if such dividends or loans are applied either to effect payments on Loral's 9.5% senior notes or to effect a maximum of $5 million of payments on an intercompany note between Loral and Loral SpaceCom Corporation.

The Loral guarantee was also amended in March 2003 to provide for an adjustment to Loral's financial covenants and to impose additional restrictions on Loral's ability to pay dividends and to effect voluntary repayment or purchase of indebtedness. Moreover, under the amended guarantee, Loral's ability to make investments or otherwise make payment to any of its subsidiaries is limited to a maximum amount of $5 million.

LSC Amended Credit Agreement. On December 21, 2001, LSC entered into an Amended and Restated Credit Agreement with Bank of America, N.A., as Administrative Agent, and the other lenders parties thereto (the "LSC Amended Credit Agreement"). The LSC Amended Credit Agreement provides for a $200 million revolving credit facility expiring January 7, 2005 and a term loan of which $360 million was outstanding at December 31, 2002, subject to the following remaining amortization payment schedule: $5 million on each of March 31, June 30, September 30 and December 31, 2003; $20 million on each of March 31, June 30 and September 30, 2004; and $280 million on January 7, 2005. During the first quarter of 2003, Loral had fully utilized the revolving credit facility through draw downs and letters of credit. Borrowings under the LSC Amended Credit Agreement bear interest, at LSC's option, at various rates based on margins over the lead bank's base rate or the London Interbank Offered Rate for specified periods. In December 2001, the margin levels were increased under the new amended agreement and were fixed through September 30, 2002. As a result of this increase in margin levels, interest costs have increased by approximately $11 million annually. Subsequent to September 30, 2002, the margin levels increased by one percent and are expected to remain that way for the foreseeable future. LSC pays a commitment fee on the unused portion of the revolver.

The LSC Amended Credit Agreement contains financial covenants of LSC and its subsidiaries, such as maintenance of interest coverage, leverage ratios and minimum net worth. The LSC Amended Credit Agreement also contains limitations on LSC and its subsidiaries, including those on indebtedness, liens, fundamental changes, asset sales, dividends, investments, capital expenditures, transactions with affiliates and certain other intercompany transactions. The LSC Amended Credit Agreement allows dividend payments to Loral if cumulative dividend payments do not exceed 50% of its cumulative consolidated net income and the ratio of its funded debt to EBITDA is less than 3.0 to 1.0. As of December 31, 2002, Loral SpaceCom had no capacity under this covenant to pay Loral any dividends.

The LSC Amended Credit Agreement is secured by substantially all of the assets of and the stock of LSC and its subsidiaries, including SS/L. LSC's obligations under the LSC Amended Credit Agreement have been guaranteed by certain of LSC's subsidiaries, including SS/L. As of December 31, 2002, the net book value of the assets that secure the LSC Amended Credit Agreement was approximately $645 million.

On March 31, 2003, LSC further amended the LSC Amended Credit Agreement to provide for additional modifications, including to LSC's financial covenants (the "LSC Amendment"). This amendment increased interest on outstanding loans by 50 basis points, reduced the maximum LIBOR period to three months and imposed additional requirements on LSC and its subsidiaries, including adding minimum cumulative EBITDA and cash balance requirements and increasing the circumstances under which mandatory prepayment of the loans are required, including from insurance proceeds received in connection with any launch or in orbit failure of Loral Skynet's satellites. The amendment also imposed additional restrictions on LSC and its subsidiaries, including further restricting their ability to incur capital expenditures, sell assets, incur debt, provide vendor financing and make investments. Under the LSC Amendment, LSC requires the consent of its lenders in order to make further expenditures for the launch and insurance of Telstar 8, for which $271 million is included in satellites under construction at December 31, 2002. Moreover, if LSC is not successful in effecting certain asset sales by June 30, 2003, LSC may not, subject to certain limited exceptions, incur any further capital expenditures. The lenders under the LSC facilities also received a junior lien on the stock of Loral Satellite as part of this amendment.

In connection with the amendment of the LSC and the Loral Satellite credit facilities, Loral agreed to the continued retention of a financial advisor to assist it in various matters, including advising the Company on strategic alternatives, which may include asset sales and other actions to reduce indebtedness. Loral has also agreed to hire a financial officer, whose appointment and, scope of work and authority will be subject to the reasonable approval of certain of the lenders under the two credit facilities. This financial officer will work closely with Loral's management and financial advisor regarding various matters, including communicating with the lenders under the two bank facilities.

Loral Orion Indentures

On December 21, 2001, Loral Orion issued $613 million principal amount of 10% senior notes due 2006 and guaranteed by Loral, in exchange for the extinguishment of $841 million principal amount of Loral Orion 11.25% senior notes due in 2007 and 12.5% senior discount notes due 2007 as discussed below. As part of the exchange, Loral issued to the new note holders 6.04 million five-year warrants to purchase Loral common stock at a price of $2.37 per share. The warrants were valued at $7 million using the Black Scholes option pricing model with the following assumptions: stock volatility, 75%, risk free interest rate, 4.36%, and no dividends during the expected term. As of December 31, 2002, principal amount of $37 million of the existing 11.25% senior notes and principal amount of $49 million of the existing 12.5% senior discount notes remain outstanding at their original maturities and interest rates.

The interest rate on the 10% senior notes is a reduction from the 11.25% interest rate on the existing senior notes and the 12.5% rate on the existing senior discount notes. Interest is payable semi-annually on July 15 and January 15, beginning July 15, 2002. As a result of the lower interest rate and the $229 million reduction in principal amount of debt, Loral Orion's annual cash interest payments will be reduced by approximately $39 million. Under U.S. generally accepted accounting principles dealing with debt restructurings, in December 2001 the Company recorded a gain of $34 million on the exchange, after expenses of $8 million. The carrying value of the 10% senior notes on the balance sheet at December 31, 2002 was $858 million, although the actual principal amount of the 10% senior notes is $613 million. The difference between this carrying value and the actual principal amount of the 10% senior notes is being amortized over the remaining life of the 10% senior notes, fully offsetting interest expense through maturity of the 10% senior notes. The indenture relating to the 10% senior notes contains covenants, including, without limitation, restrictions on Loral Orion's ability to pay dividends or make loans to Loral.

In connection with the consummation of the exchange offer, LSC canceled its $79.7 million intercompany note issued to it by Loral Orion, which ranked pari passu to senior debt, in exchange for the transfer of Loral Orion's data services business and the issuance of a new note to LSC in the principal amount of $29.7 million due 2006, having an interest rate of 10% per annum payable in kind, subordinated to Loral Orion's 10% senior notes. Loral Orion's data services business was transferred to a newly-formed subsidiary of Loral, which assumed the name "Loral CyberStar, Inc".

Loral 9.5% Senior Notes

In January 1999, Loral sold $350 million of 9.5% senior notes due 2006. The related indenture contains customary covenants, including, without limitation, restrictions on incurring indebtedness and paying dividends. Interest is payable semi-annually on January 15, and July 15.

The Satellite Credit Agreement, the LSC Amended Credit Agreement, the indenture relating to Loral Orion's new senior notes and the indenture relating to Loral's 9.5% senior notes provide in certain circumstances for cross default or cross acceleration.

Equity

Common Stock

Under the New York Stock Exchange ("NYSE") criteria for continued listing, the NYSE will normally give consideration to de-listing a company's stock when the average closing price of the stock is less than $1.00 over a consecutive 30-trading day period. The average closing price of Loral common stock was less than $1.00 for 30 consecutive trading days, and, on August 22, 2002, the Company received notice from the NYSE that its stock price was below the NYSE's price criteria. If Loral is unable to cure this deficiency, the Company's common stock could be de-listed from the NYSE. De-listing of the Company's common stock by the NYSE could result in a material adverse effect on the liquidity of the Company's common shares, have an adverse effect on the trading value and impair the Company's ability to raise funds in the capital markets. The NYSE has informed Loral that the price is the only criteria for listing that the Company does not currently meet. The Company has notified the NYSE of its intent to cure this deficiency. The NYSE rules provide for a six-month period from receipt of the notice letter from the NYSE to cure this deficiency. In the event the actions the Company takes to cure this deficiency require shareholder approval, the six-month cure period will be extended until after the Company's next annual shareholders' meeting scheduled on May 29, 2003. The Company plans on seeking shareholder approval to implement a reverse stock split at its annual meeting, in order to, among other things, restore the Company's compliance with NYSE share price requirements. The Company believes (although there can be no assurance) that it will be able to cure this deficiency within this time frame.

On March 31, 2000, Lockheed Martin Corporation converted 45,896,978 shares of Loral's Series A preferred stock into 45,896,978 shares of Loral common stock.

Preferred Stock

The Company's Series C Preferred Stock and Series D Preferred Stock have mandatory redemption dates in 2006 and 2007, respectively. The Company has the right to make mandatory redemption payments to the holders in either cash or common stock, or a combination of the two. Based upon the price of the Company's common stock at December 31, 2002, the Company did not have available a sufficient number of authorized shares of its common stock to effect payment of the total mandatory redemptions in common stock in 2006 and 2007. Accordingly, as of December 31, 2002, the Company classified an aggregate of $125 million of its Series C Preferred Stock and Series D Preferred Stock outside the shareholders' (deficit) equity section of the balance sheet, based on the average of the volume weighted average daily price of the Company's common stock as defined (approximately $0.38 per share at December 31, 2002). Had the volume weighted average daily price of the Company's common stock as calculated been above $0.86 at December 31, 2002, none of the Company's preferred stock would have been classified outside the shareholders' equity section of the balance sheet. The exact number of shares of the Company's common stock that may be issued on a mandatory redemption date cannot be determined at this time. That number will depend on a number of factors not known today, such as the price of the Company's common stock and the number of shares of the Company's preferred stock outstanding at that time. The Company intends to submit for shareholder approval at its next annual shareholders' meeting scheduled on May 29, 2003, an increase to the authorized number of shares of its common stock from 750,000,000 to 1,250,000,000 which, based on the volume weighted average daily price of the Company's common stock as defined at December 31, 2002 and March 28, 2003, would enable the Company to effect payment of the total mandatory redemptions in common stock. The amount, if any, of the Series C Preferred Stock and Series D Preferred Stock classified outside the shareholders' equity section will vary in future periods depending on these factors.

In August 2002, Loral's board of directors approved a plan to suspend indefinitely the future payment of dividends on its two series of preferred stock. Accordingly, Loral deferred the payment of quarterly dividends due on its Series C Preferred Stock on November 1, 2002, and the payment of quarterly dividends due on its

Series D Preferred Stock on November 15, 2002. Dividends on the two series will continue to accrue. In the event accrued and unpaid dividends accumulate to an amount equal to six quarterly dividends on the Series C Preferred Stock, holders of the majority of the outstanding Series C Preferred Stock will be entitled to elect two additional members to Loral's board of directors. In the event accrued and unpaid dividends accumulate to an amount equal to six consecutive quarterly dividends on the Series D Preferred Stock, holders of the majority of the outstanding Series D Preferred will be entitled to elect two additional members to Loral's board of directors. As of December 31, 2002, accrued and unpaid dividends of $3 million represented one quarterly dividend payment outstanding.

In connection with the conversions of the Company's preferred stock for common stock in 2002, 2001 and 2000 detailed below, the Company retired preferred stock with mandatory redemptions aggregating $921 million in 2006 and 2007 (representing 80% of the aggregate redemption values prior to these exchanges) and will save $55 million in future annual dividend obligations.

On October 8, 2002, Loral completed exchange offers for its Series C and Series D preferred stock and converted 4.3 million shares of its Series C Preferred Stock and 2.7 million shares of its Series D Preferred Stock for 45.8 million shares of its common stock and $13.4 million in cash. In connection with the exchange offers, Loral incurred $21.6 million of dividend charges, comprised of the $13.4 million in cash and non-cash dividend charges of $8.2 million. The non-cash dividend charges relate to the difference between the value of the common stock issued in the exchanges and the value of the shares that were issuable under the stated conversion terms of the preferred stock and will have no impact on Loral's total shareholders' equity as the offset was an increase in common stock and paid-in capital.

During the second quarter of 2002, in privately negotiated exchange transactions, Loral converted 1.8 million shares of its Series C Preferred Stock and 2.7 million shares of its Series D Preferred Stock into 30.9 million shares of its common stock. In connection with these transactions, Loral incurred non-cash dividend charges of $38 million, which primarily relate to the difference between the value of the common stock issued in the exchanges and the value of the shares that were issuable under the stated conversion terms of the preferred stock. The non-cash dividend charges had no impact on Loral's total shareholders' equity, as the offset was an increase in common stock and paid-in capital

On April 16, 2001, the Company completed exchange offers for its Series C Preferred Stock and its Series D Preferred Stock. As a result, 3.7 million shares of its Series C Preferred Stock and 1.9 million shares of its Series D Preferred Stock were tendered and exchanged into 30.9 million shares of the Company's common stock. Loral incurred non-cash dividend charges in the second quarter of 2001 of $29 million, which primarily relate to the difference between the value of the common stock issued in the exchanges and the value of the shares that were issuable under the stated conversion terms of the preferred stock. The non-cash dividend charges had no impact on Loral's total shareholders' equity, as the offset was an increase in common stock and paid-in capital.

In February 2000, 1.4 million shares of Series C Preferred Stock were converted into 3.5 million shares of Loral common stock. In connection with this conversion, Loral issued to converting holders 332,777 additional shares of its common stock, which approximated the dividend prepayments to which they would have been entitled if a provisional redemption of those securities had been made (which resulted in a non-cash dividend charge of $6 million). The non-cash dividend charge had no impact on Loral's total shareholders' equity, as the offset was an increase in common stock and paid-in capital.

In February 2000, Loral sold $400 million of Series D Preferred Stock due 2007 in an offering exempt from registration.

Other

For 2002, the Company's qualified pension plan, under the Internal Revenue Code and regulations thereunder, was considered fully funded (i.e. assets are greater than liabilities) and there was no contribution required. However, the significant declines experienced in the financial markets have unfavorably impacted pension plan asset performance. This, coupled with historically low interest rates (a key factor when estimating pension plan liabilities), caused the Company to recognize $65 million of non-cash charges to other comprehensive income (loss) as of December 31, 2002. These charges did not impact the Company's reported earnings, and will be reversible in the future if either interest rates increase or market performance and plan returns improve (see Critical Accounting Matters above).

Cash and Available Credit

As of December 31, 2002, Loral had $132 million of cash and available credit (including $66 million of available credit from the credit facilities described above under the captions "Satellite Credit Agreement" and "LSC Amended Credit Agreement"). During the first quarter of 2003, Loral drew down all of the $66 million of available credit at December 31, 2002.

Net Cash Provided by Operating Activities

Net cash provided by operating activities for 2002 was $195 million. This was primarily due to net income as adjusted for non-cash items of $152 million and a decrease in contracts-in-process of $97 million resulting from net collections on customer contracts and a decrease in deposits of $59 million primarily resulting from the assignment of launch vehicles to satellite programs, offset by a decrease in accounts payable of $89 million primarily due to the timing of satellite related payments and a decrease in customer advances of $35 million primarily due to progress on satellite programs.

Net cash provided by operating activities for 2001 was $170 million. This was primarily due to net income as adjusted for non-cash items of $113 million, an increase in customer advances of $78 million, primarily resulting from the timing of satellite program milestone payments, offset by an increase in long-term receivables of $51 million due to increases in orbital incentives.

Net Cash Used in Investing Activities

Net cash used in investing activities for 2002 and 2001 was $139 million and $249 million, respectively, primarily as a result of capital expenditures mainly for the construction of satellites and investments in and advances to affiliates.

Net Cash Used in Financing Activities

Net cash used in financing activities for 2002 and 2001 was $150 million and $156 million, respectively, primarily due to debt amortization payments of $135 million and $86 million in 2002 and 2001, respectively (including $46 million of interest payments on the 10% senior notes in 2002, see Loral Orion Indentures) and net cash used in equity transactions of $32 million and $36 million in 2002 and 2001, respectively.

Fixed Satellite Services Liquidity

Satellites are carefully built and tested and have some redundant components to permit the continued operation of a satellite in case of a component failure. Due to the failure of primary components, certain of the Company and its affiliates satellites are currently operating using back-up components. If these back-up components fail and the primary components cannot be restored, these satellites could lose a significant amount of capacity or be total losses which, until replacement satellites are placed in-orbit, would result in lost revenues and lost profits.

On September 20, 2002, Loral entered into an agreement with APT pursuant to which Loral will purchase a 50% interest in the Telstar 18/Apstar V satellite, a satellite under construction by SS/L for APT. Loral's aggregate purchase price for its 50% interest in the satellite is $115.1 million, representing 50% of the current estimated project cost of constructing, launching and insuring the Telstar 18/Apstar V satellite, which purchase price will be adjusted if the actual project cost is greater or less than $230.2 million. In addition, Loral has agreed to bear the cost of modifying the footprint of one of the Ku-band beams on the satellite. Telstar 18/Apstar V will have a total of 54 transponders, comprised of 24 standard C-band transponders, 14 extended C-band transponders and 16 Ku-band transponders. Under this transaction, Loral has agreed to purchase 12 standard C-band, 7 extended C-band and 8 Ku-band transponders on Telstar 18/Apstar V, which capacity will be designated Telstar 18. Loral will also have the option to enter into similar arrangements with APT on replacement satellites upon the end of life of Telstar 18/Apstar V. To be located at 138 degrees East Longitude, Telstar 18/Apstar V will be capable of providing Ku-band voice, video and data services to China, India and East Asia, and broadbeam C-band services throughout the Asia-Pacific region, including Australia and Hawaii. To ensure a timely launch of Telstar 18/Apstar V, Loral and APT have agreed that a non-Chinese launch provider will be used.

Pursuant to Loral's agreement with APT, Loral will pay one-half of its purchase price prior to launch for 13.5 transponders on the satellite, a portion of which will be funded by existing launch vehicle deposits. The corresponding cumulative costs relating to these transponders have been reflected as satellites under construction on Loral's consolidated balance sheet as of December 31, 2002. Subject to certain acceleration rights on the part of Loral, the remainder of the purchase price for the second 13.5 transponders will be paid by Loral Orion as follows: on the second anniversary of the satellite's in-service date, $10.66 million for 2.5 additional transponders; on the third anniversary of the satellite's in-service date, $12.79 million for three additional transponders; and on each of the fourth and fifth anniversaries of the satellite's in-service date, $17.05 million for four additional transponders. Title to these transponders will pass to Loral upon its payments thereon. This agreement results in a proportionate amount of the Telstar 18/Apstar V satellite becoming a self-constructed asset in Loral's consolidated financial statements. For the year ended December 31, 2002, $71 million of revenues and $14 million of profits were included in intercompany eliminations to reflect this amended arrangement with APT. Amounts attributable to the transponders to be acquired from APT in the future of $23 million are being treated for accounting purposes as a repurchase obligation based on the present value of such obligations and are included in satellites under construction and long-term liabilities on Loral's consolidated balance sheet as of December 31, 2002. As a result of finalizing the Telstar 18/Apstar V launch arrangements in March 2003, Loral agreed to take two fewer transponders without any corresponding change to the transponder cost borne by each of the parties.

Contractual Obligations and Other Commercial Commitments

The following tables aggregate the contractual obligations and other commercial commitments of Loral as of December 31, 2002 (in thousands).

Contractual Obligations:

		Payments Due by Period			
	Total	1 year	2 - 3 years	4 - 5 years	After 5 years
Debt[1]	$2,236,575	$130,168	$ 993,584	$1,112,450	$ 373
Operating leases[2]	254,220	42,904	57,650	49,391	104,275
Unconditional purchase obligations[3]	238,848	145,898	46,060	29,840	17,050
Other long-term obligations[4]	136,270	36,045	24,052	11,005	65,168
Preferred stock redemptions[5]	223,950	—	—	223,950	—
Total contractual cash obligations	$3,089,863	$355,015	$1,121,346	$1,426,636	$186,866

Other Commercial Commitments:

	Total Amounts Committed	Amount of Commitment Expiration Per Period			
		1 year	2 - 3 years	4 - 5 years	After 5 years
Standby letters of credit and guarantees[6]	$18,284	$14,860	$—	$—	$3,424

[1] Represents cash obligations for principal payments and the difference in the carrying value and principal amount for Loral Orion's 10% senior notes that is amortized over the life of the notes.

[2] Represents future minimum payments under operating leases with initial or remaining terms of one year or more, net of sub-lease rentals of $3.2 million.

[3] SS/L has entered into various purchase commitments with suppliers due to the long lead times required to produce purchased parts and launch vehicles. The commitments included for unassigned launch vehicles represent minimum amounts due if the contract is terminated, net of deposits which the Company believes can be offset against these minimum amounts. Additional amounts will be incurred upon utilization of launch vehicles. Also includes amounts due to APT for Loral's purchase of transponders on Telstar 18/Apstar V.

[4] Primarily represents vendor financing related amounts owed to subcontractors, of which $47 million is non-recourse to SS/L in the event of non- payment by Globalstar due to bankruptcy, and orbital incentive payments owed to a subcontractor for which SS/L has a corresponding long-term receivable from the customer.

[5] Preferred stock can be redeemed in cash, Loral common stock or a combination of both.

[6] Letters of credit have a maturity of one year and are renewed annually.

The Company has deferred revenue and established warranty obligations relating to satellites sold to customers which could be impacted by future performance. A reconciliation of such deferred amounts for the year ended December 31, 2002 is as follows (in millions):

Balance of deferred amounts at January 1, 2002	$14.8
Accruals for deferred amounts issued during the period	1.0
Accruals relating to pre-existing contracts (including changes in estimates)	(1.7)
Balance of deferred amounts at December 31, 2002	$14.1

Affiliate Matters

Satmex

In connection with the privatization of Satmex by the Mexican Government of its fixed satellite services business, Loral and Principia formed a joint venture, Firmamento Mexicano, S.A. de R.L. de C.V. ("Holdings"). In 1997, Holdings acquired 75% of the outstanding capital stock of Satmex. As part of the acquisition, Servicios Corporativos Satelitales, S.A. de C.V. ("Servicios"), a wholly owned subsidiary of Holdings, issued a seven-year Government Obligation ("Government Obligation") to the Mexican Government in consideration for the assumption by Satmex of the debt incurred by Servicios in connection with the acquisition. The Government Obligation had an initial face amount of $125 million, which accretes at 6.03% and expires in December 2004. The debt of Satmex and Holdings is non-recourse to Loral and Principia. However, Loral and Principia have agreed to maintain assets in a collateral trust in an amount equal to the value of the Government Obligation through December 30, 2000 and, thereafter, in an amount equal to 1.2 times the value of the Government Obligation until maturity. As of December 31, 2002, Loral and Principia have pledged their respective shares in Holdings in such trust. Loral has a 65% economic interest in Holdings and a 49% indirect economic interest in Satmex. Loral accounts for Satmex using the equity method. The covenants of Satmex's debt instruments restrict the ability of Satmex to pay dividends to Loral.

Satmex currently has two satellites in orbit (Solidaridad 2 and Satmex 5) and one satellite in inclined orbit (Morelos 2). In August 2000, Satmex announced that its Solidaridad 1 satellite ceased operation and was irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications (now Boeing Satellite Systems "Boeing") and launched in 1994, experienced a failure of its primary control processor in April 1999, and had been operating on its back-up processor since that time. The majority of Solidaridad 1 customers were provided replacement capacity on other Satmex satellites or on satellites operated by Loral Skynet. The loss of Solidaridad 1 was fully covered by insurance proceeds. In connection with this loss, Satmex recognized after-tax gains of $5 million in 2002 and 2001 and $67 million in 2000, which resulted from the insurance proceeds in excess of the carrying amount of the satellite and the estimated incremental costs associated with providing replacement capacity, as required by its contracts with its customers. Satmex has contracted with SS/L to build a replacement satellite. This satellite, known as Satmex 6, is scheduled to be launched in the third quarter of 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet.

Satmex is currently pursuing loans supported by export credit agencies to raise additional financing for its Satmex 6 satellite project. On March 6, 2003 the Export Import Bank of the United States ("Eximbank"), pursuant to a meeting of its Board of Directors, referred the Satmex loan guaranty application to the United States Congress. Pending a mandatory 35-day review period, Satmex expects the application to return to the

Eximbank board for formal approval. There can be no assurance that Satmex will be able to obtain such approval. These export loans, and certain additional financings, will be needed by Satmex to fund the Satmex 6 project and repay existing secured debt. If Satmex is unable to successfully obtain the export loans and this additional financing, the Company's investment in Satmex of $51 million and receivables of $4 million at December 31, 2002 may be adversely affected.

At December 31, 2002, Solidaridad 2 had a remaining estimated useful life of six years. Solidaridad 2 was also manufactured by Boeing and is similar in design to Solidaridad 1 and to other Boeing satellites which have experienced in-orbit component failures. While Satmex was able to obtain a renewal of the in-orbit insurance for Solidaridad 2 in November 2002, this policy does not insure against an in-orbit failure due to the loss of the satellite's control processor, the same component that caused the loss of Solidaridad 1 and other Boeing satellites. An uninsured loss of the satellite could have a material adverse effect on Satmex's results of operations and financial condition.

In May 2000, Satelites Enigma S.A. de C.V., a subsidiary of Principia, S.A. de C.V. ("Principia"), exercised its option to purchase 104,105 shares of Satmex preferred stock from Loral for $6.6 million in cash. Loral realized a gain of $1 million in connection with this transaction.

*Europe*Star*

Europe*Star, a joint venture between Loral and Alcatel that owns and operates the Europe*Star 1 satellite, commenced service in 2001 and is a member of the Loral Global Alliance, which is led by Loral Skynet. Through December 31, 2002, Loral has invested $76 million in Europe*Star (including $4 million and $6 million in 2001 and 2000, respectively) and had provided advances (vendor financing and receivables) of $38 million related to Europe*Star. In the fourth quarter of 2002, the Company's investment in Europe*Star was reduced to zero, as the Company recorded valuation allowances of $38 million on the vendor financing and the receivables advanced due to collection concerns and recorded an impairment charge relating to its investment in Europe*Star of $7 million. As a result, any future losses attributable to Europe*Star will not be recognized by Loral. As of December 31, 2002, Loral owned 47% of Europe*Star. Pursuant to the terms of the shareholders agreement, Loral has permitted Alcatel to fund additional expenditures to develop Europe*Star's business and infrastructure through $181 million in loans to the venture, which Alcatel claims are payable by Europe*Star on demand. Such loans are non-recourse to Loral.

XTAR, L.L.C.

XTAR, a joint venture between Loral and Hisdesat Servicios Estrategicos, S.A. ("Hisdesat"), a consortium comprised of leading Spanish telecommunications companies, including Hispasat, S.A., and agencies of the Spanish government, plans to construct and launch an X-band satellite to provide X-band services to government users in the United States and Spain, as well as other friendly and allied nations. XTAR is owned 56% by Loral (accounted for under the equity method since the Company does not control certain significant operating decisions) and 44% by Hisdesat. In addition, XTAR has agreed to lease certain transponders on the Spainsat satellite, which is being constructed by SS/L for Hisdesat. As of December 31, 2002, the partners in proportion to their respective ownership interests have contributed $55 million to XTAR. XTAR is seeking to raise the remaining amount of the funds it needs to construct and launch its satellite through vendor and other third-party financings. If XTAR is unable to raise the remaining funds it needs to construct, launch and operate its satellite, it would adversely effect the Company's investment in XTAR of $25 million at December 31, 2002. Loral has no further obligations with respect to XTAR.

FSS Affiliate Results

Total affiliate revenues for Satmex, Europe*Star and XTAR were $101 million, $142 million and $136 million in 2002, 2001 and 2000, respectively. EBITDA on the same basis was $43 million, $70 million and $77 million, respectively.

Globalstar and GTL

The Company accounts for its investment in Globalstar on the equity method due to its inability to control significant operating decisions at Globalstar. In 2000, Loral's allocated share of Globalstar's losses and

Globalstar's impairment charges reduced Loral's investment in and advances to Globalstar to zero (see below). Accordingly, there is no longer any requirement for Loral to provide for its allocated share of Globalstar's net losses subsequent to December 31, 2000. The Company accounts for its investment in Globalstar's $500 million credit facility at fair value, with changes in the value (net of tax) recorded as a component of other comprehensive loss (see Notes 3 and 12 to Loral's consolidated financial statements). The Company recorded unrealized net (losses) gains after taxes as a component of other comprehensive (loss) income of $(13) million, $(12) million and $33 million in 2002, 2001 and 2000, respectively, in connection with this security.

On February 15, 2002, Globalstar and certain of its direct subsidiaries filed voluntary bankruptcy petitions under Chapter 11 of Title 11, United States Code in the United States Bankruptcy Court for the District of Delaware (the "Court"). In connection therewith, Loral/Qualcomm Satellite Services, L.P., the managing general partner of Globalstar, its general partner, Loral/Qualcomm Partnership, L.P. ("LQP"), and certain of Loral's subsidiaries that serve as general partners of LQP also filed voluntary bankruptcy petitions with the Court. As a result of Globalstar's bankruptcy petition, several of Globalstar's debt facilities and other debt obligations have been accelerated and are immediately due and payable. Subcontractors have assumed $74 million of vendor financing that SS/L has provided to Globalstar at December 31, 2002, which includes $47 million which is non-recourse to SS/L in the event of non-payment by Globalstar due to bankruptcy and is included in long-term liabilities in the consolidated balance sheets.

On February 25, 2003, Globalstar entered into, and on March 6, 2003, the Court approved, a debtor-in-possession ("the DIP Agreement") credit agreement with Blue River Capital LLC, Columbia Ventures Corporation, ICO Investment Corp., Iridium Investors, LLC and Loeb Partners Corp. Pursuant to this DIP Agreement, these five lenders, of whom three are members of Globalstar's official unsecured creditors' committee, will make up to $10 million available to Globalstar on the terms and subject to the conditions set forth in the DIP Agreement. The Court also granted Globalstar's motion to establish, and Globalstar has commenced, a process to find potential outside investors to help the company emerge from bankruptcy. There can be no assurance that Globalstar will be successful in finding such additional investors, that Globalstar and its creditors will be able to reach an agreement with any interested investors, that any proposed plan of reorganization for Globalstar will be approved by the Court or that Globalstar will be successfully reorganized.

On March 14, 2003, Loral signed a term sheet with Globalstar and Globalstar's official creditors committee to resolve certain issues related to Globalstar and Globalstar's restructuring. Among other things, the settlement incorporated in the term sheet, which is subject to definitive documentation and approval by the Court (as to which there can be no assurance), Globalstar would grant to Loral, subject to certain conditions, a general release of all claims Globalstar might have against Loral; the parties would seek to provide Loral with one seat on the board of directors of reorganized Globalstar; approximately 50% of Loral's unsecured claims against Globalstar would be allowed, or approximately $438 million; and the debt owed to Globalstar by three foreign service providers in which Loral has a substantial equity interest (Globalstar do Brasil, Globalstar de Mexico and GlobalTel), of an aggregate of $7.2 million would be eliminated. In consideration, Loral would transfer to Globalstar eight spare satellites ordered by Globalstar but not fully paid for; certain agreements that provided a joint venture in which Loral is a participant with exclusivity in marketing certain Globalstar services in the U.S. would be terminated, with a new joint venture being formed among Globalstar and Loral to exclusively market Globalstar services to certain governmental agencies in the U.S.; the FCC license authorizing the Globalstar service, which in any event was being held by a joint venture in which Loral is a participant for the exclusive benefit of Globalstar, would be transferred to Globalstar; Loral's equity interest in the Globalstar Canadian service provider would be transferred to Globalstar; a $10 million obligation of the Canadian service provider owed to Loral at December 31, 2002 would be reduced by $7.2 million and the remaining debt obligation would be converted from a demand note into a five-year term note; Loral's unsecured claims against Globalstar would be reduced by approximately 50% or approximately $438 million; the unused prepayment ($2,260,000) on a Globalstar contract under which there is a stop work order would be returned to Globalstar by Loral; a $250,000 termination fee that may come due under that contract would be waived; Loral would cooperate toward a reorganization of Globalstar; and the

Loral employees on Globalstar's management committee would resign. Loral does not expect any material impact on its results of operations or financial position as a result of this settlement.

As of December 31, 2002, the Company's investment in Globalstar related activities was $20 million, representing the fair value of its investment in Globalstar's $500 million credit facility, which was based on the trading values of Globalstar's public debt at December 31, 2002. If Globalstar were unable to effectuate a successful restructuring, the Company's remaining investment in Globalstar's $500 million credit facility would be impaired, which, as discussed above, would have no effect on the Company's results of operations. Loral's investment in the operations of those Globalstar service provider ventures in which it participates as an equity owner was $1 million in 2002 and is expected to be zero in 2003. In 2002, the Company paid $10 million it had guaranteed in connection with a Globalstar service provider partnership. Globalstar service providers own and operate gateways, are licensed to provide services and, through their sales and marketing organizations, are actively selling Globalstar service, in their respective territories.

Commitments and Contingencies

Loral Skynet has in the past entered into prepaid leases, sales contracts and other arrangements relating to transponders on its satellites. Under the terms of these agreements, Loral Skynet continues to operate the satellites which carry the transponders and originally provided for a warranty for a period of 10 to 14 years, in the case of sales contracts and other arrangements (19 transponders), and the lease term, in the case of the prepaid leases (six transponders). Depending on the contract, Loral Skynet may be required to replace transponders which do not meet operating specifications. Substantially all customers are entitled to a refund equal to the reimbursement value if there is no replacement, which is normally covered by insurance. In the case of the sales contracts, the reimbursement value is based on the original purchase price plus an interest factor from the time the payment was received to acceptance of the transponder by the customer, reduced on a straight-line basis over the warranty period. In the case of prepaid leases, the reimbursement value is equal to the unamortized portion of the lease prepayment made by the customer. In the case of other arrangements, in the event of transponder failure where replacement capacity is not available on the satellite, one customer is not entitled to reimbursement, and the other customer's reimbursement value is based on contractually prescribed amounts that decline over time.

Thirteen of the satellites built by SS/L and launched since 1997, six of which are owned and operated by Loral's subsidiaries or affiliates, have experienced minor losses of power from their solar arrays. Although to date, neither the Company nor any of the customers using the affected satellites have experienced any degradation in performance, there can be no assurance that one or more of the affected satellites will not experience additional power loss that could result in performance degradation, including loss of transponder capacity. In the event of additional power loss, the extent of the performance degradation, if any, will depend on numerous factors, including the amount of the additional power loss, the level of redundancy built into the affected satellite's design, when in the life of the affected satellite the loss occurred and the number and type of use being made of transponders then in service. It is also possible that one or more transponders on a satellite may need to be removed from service to accommodate the power loss and to preserve full performance capabilities of the remaining transponders. A complete or partial loss of satellites could result in a loss of orbital incentive payments and, in the case of satellites owned by Loral subsidiaries and affiliates, a loss of revenues and profits. With respect to satellites under construction and construction of new satellites, based on its investigation of the matter, SS/L has identified and has implemented remedial measures that SS/L believes will prevent newly launched satellites from experiencing similar anomalies. SS/L does not expect that implementation of these measures will cause any significant delay in the launch of satellites under construction or construction of new satellites. Based upon information currently available, including design redundancies to accommodate small power losses and that no pattern has been identified as to the timing or specific location within the solar arrays of the failures, the Company believes that this matter will not have a material adverse effect on the consolidated financial position or results of operations of Loral.

In September 2001, the PAS 7 satellite built by SS/L for PanAmSat experienced an electrical power failure on its solar arrays that resulted in the loss of use of certain transponders on the satellite. As a result, PanAmSat has claimed that under its contract with SS/L it is entitled to be paid $16 million. SS/L disputes this claim and is in discussions with PanAmSat to resolve this matter. In addition, a Loral Skynet satellite has experienced a minor loss of power from its solar arrays, the cause of which may be similar to the cause of the PAS 7 anomaly. SS/L believes, however, that these failures are isolated events and do not reflect a systemic problem in either the satellite design or manufacturing process. Accordingly, SS/L does not believe that these anomalies will affect other on-orbit satellites built by SS/L. Also, the PAS 8 satellite has experienced minor losses of power from its solar arrays, the cause of which is unrelated to the loss of power on the PAS 7 satellite. PanAmSat has claimed that under its contract with SS/L it is entitled to be paid $7.5 million as a result of these minor power losses. SS/L disputes this claim. SS/L and PanAmSat are in discussions to resolve this matter.

SS/L has contracted to build a spot beam, Ka-band satellite for a customer planning to offer broadband data services directly to the consumer. SS/L had suspended work on this program since December 2001 while the customer and SS/L were in discussions to resolve a dispute under the contract. In March 2003, SS/L and the customer reached an agreement in principle to restart the satellite construction program. As of December 31, 2002, SS/L had billed and unbilled accounts receivable and vendor financing arrangements of $49 million with this customer. Under the agreement, which is subject to documentation in definitive amendments to their contract, the customer will pay, subject to its receipt of a proposed third party equity investment, the remainder of the purchase price under the contract of $68.1 million (including $49 million owed to SS/L at December 31, 2002) in installments over time, a portion of which will be due subsequent to completion of the satellite.

SS/L was a party to an Operational Agreement with Alcatel Space Industries, pursuant to which the parties had agreed to cooperate on certain satellite programs, and an Alliance Agreement with Alcatel Space (together with Alcatel Space Industries, "Alcatel"), pursuant to which Alcatel had certain rights with respect to SS/L. The agreements between Alcatel and SS/L were terminable on one year's notice, and, on February 22, 2001, Loral gave notice to Alcatel that they would expire on February 22, 2002. In April 2001, Alcatel commenced an arbitration proceeding challenging the effectiveness of Loral's notice of termination and asserting various alleged breaches of the agreements by SS/ L relating to the exchange of information and other procedural or administrative matters. In February 2002, the arbitral tribunal issued a partial decision, which upheld the validity of Loral's termination effective February 22, 2002 and Alcatel's claims as to certain breaches. The partial decision was confirmed by the District Court for the Southern District of New York on June 25, 2002. The arbitral tribunal provided both parties with an opportunity to file any additional claims or counterclaims they had. In March 2002, Alcatel submitted additional claims against Loral and SS/L and is seeking at least $350 million in damages in respect of all of its claims. On January 27, 2003, Loral and SS/L received from the arbitral tribunal a partial decision on the additional claims and counterclaims. The arbitral tribunal ruled in favor of Alcatel on most of its claims alleging breaches of the Operational Agreement or Alliance Agreement and ruled against Loral and SS/L on the counterclaims. The arbitral tribunal set a schedule for further submissions by the parties and for hearings to be held in May and August 2003 to determine whether any of the breaches caused Alcatel to suffer injury and to determine the amount of damages, if any. If the arbitral tribunal finds that Alcatel has sustained significant damages, there could be a material adverse effect on Loral's consolidated financial position and results of operations.

SS/L is required to obtain licenses and enter into technical assistance agreements, presently under the jurisdiction of the State Department, in connection with the export of satellites and related equipment, as well as disclosure of technical data to foreign persons. Due to the relationship between launch technology and missile technology, the U.S. government has limited, and is likely in the future to limit, launches from China and other foreign countries. Delays in obtaining the necessary licenses and technical assistance agreements have in the past resulted in, and may in the future result in, the delay of SS/L's performance on its contracts, which could result in the cancellation of contracts by its customers, the incurrence of penalties or the loss of incentive payments under these contracts.

The launch of ChinaSat-8 has been delayed pending SS/L's obtaining the approvals required for the launch. On December 23, 1998, the Office of Defense Trade Controls, or ODTC, of the U.S. Department of State temporarily suspended a previously approved technical assistance agreement under which SS/L had been preparing for the launch of the ChinaSat-8 satellite. In addition, SS/L was required to re-apply for new export licenses from the State Department to permit the launch of ChinaSat-8 on a Long March launch vehicle when the old export licenses issued by the Commerce Department, the agency that previously had jurisdiction over satellite licensing, expired in March 2000. On January 4, 2001, the ODTC, while not rejecting these license applications, notified SS/L that they were being returned without action. On January 9, 2002, Loral, SS/L and the United States Department of State entered into a consent agreement (the "Consent Agreement") settling and disposing of all civil charges, penalties and sanctions associated with alleged violations by SS/L of the Arms Export Control Act and its implementing regulations. The Company recorded a $12 million charge in the fourth quarter of 2001 for the penalties associated with the Consent Agreement. The Consent Agreement provides that the State Department agrees, assuming the Company's and SS/L's faithful adherence to the terms of the Consent Agreement, and the Arms Export Control Act and its implementing regulations, that decisions concerning export licenses for the ChinaSat-8 spacecraft will be made on the basis of the security and foreign policy interests of the United States, including matters relating to U.S. relations with the People's Republic of China, without reference to the State Department's previously expressed concerns regarding SS/L's reliability, which concerns are considered to be appropriately mitigated through the operation of various provisions of the Consent Agreement. Discussions between SS/L and the State Department regarding SS/L's obtaining the approvals required for the launch of ChinaSat-8 are continuing.

If ChinaSat were to terminate its contract with SS/L for ChinaSat-8 as a result of these delays, ChinaSat may seek a refund of $134 million for payments made to SS/L as well as penalties of up to $11 million. The Company does not believe that ChinaSat is entitled to such a refund or penalties and would vigorously contest any such claims by ChinaSat. A portion of the potential claim relates to amounts that were paid to a launch vehicle provider. To the extent that SS/L or ChinaSat is able to recover some or all of the $52 million deposit payment on the Chinese launch vehicle, this recovery would reduce the amount of any claim. SS/L believes that ChinaSat bears the risk of loss in the event that the deposit payments are not refunded by the launch vehicle provider. SS/L has commenced discussions with the launch vehicle provider to recover this deposit. There can be no assurance, however, that SS/L will be able either to obtain a refund from the launch provider or to find a replacement customer for the Chinese launch vehicle. If ChinaSat were to terminate the contract, SS/L estimates that it would incur costs of approximately $38 million to refurbish and retrofit the satellite so that it could be sold to another customer, which resale cannot be guaranteed.

As of December 31, 2002, SS/L had outstanding vendor financing receivables totaling $74 million, including accrued interest, due from Sirius, which is currently in the process of rolling out its business. On March 7, 2003, Sirius completed its recapitalization plan. Under this plan, Sirius received $200 million in cash from third party investors and exchanged approximately $636 million of its debt and all of its $525 million of preferred stock into common stock. As part of this recapitalization, SS/L converted all of its vendor financing receivables into 58,964,981 shares of common stock of Sirius. In 2002, SS/L recorded a valuation allowance on the vendor financing receivables due from Sirius of $33 million, representing the difference between the carrying value of SS/L's interest and the value of the common shares expected to be received by SS/L based on the trading price of Sirius' common stock as of December 31, 2002. Loral has classified the Sirius vendor financing receivable in current assets at December 31, 2002, due to its intent to sell the Sirius common stock within the next year. The value of the shares SS/L received based on the closing price of Sirius' common stock on March 7, 2003 was $28 million. Accordingly, SS/L will record a non-cash charge to earnings of $10 million in the first quarter of 2003. All future changes in the value of Sirius' common stock will be recorded as an adjustment to other comprehensive income (loss) until realized. As of March 28, 2003, SS/L had realized net proceeds of $9.0 million from the sale of a portion of its Sirius common stock and gains on such sales of $0.9 million and the market value of its remaining Sirius common shares was approximately $28 million.

SS/L has entered into several long-term launch services agreements with various launch providers to secure future launches for its customers, including us and our affiliates. Through the assignment of satellites to launch vehicles and refunds, SS/L has reduced its launch deposits by $87 million for the year ended December 31, 2002. Nonetheless, SS/L may, as a result of current market conditions, cancel some of the launchers to which it has committed. SS/L had launch services agreements with International Launch Services ("ILS") which covered three launches. In November 2002, SS/L terminated one of those future launches, which had a termination liability equal to SS/L's deposit of $5 million. Subsequently, SS/L received a letter from ILS alleging SS/L's breach of the agreements, purporting to terminate all three launches and asserting a right to retain $42.5 million in deposits, without prejudice to any other legal claims or remedies. Despite ILS's termination of all three launches, to protect its interest SS/L also terminated a second launch, which had a termination liability equal to its deposit of $5 million, and SS/L has recognized a non-cash charge to earnings of $10 million with respect to the two terminated launches. SS/L believes that ILS's claims are without merit and intends to defend against them vigorously and to seek recovery of its deposits and termination liabilities. The Company does not believe that this matter will have a material adverse effect on its consolidated financial position and its results of operations, although no assurances can be provided.

Loral Skynet has an application pending with the FCC for authorization to use the C-Band frequency at 121 degrees W.L. in the U.S. using a non-U.S. ITU filing. Telstar 13, which is currently under construction, is scheduled for launch into this orbital slot in the second quarter of 2003. New Skies Satellites has asserted that its non-U.S. ITU filing at 120.8 degrees W.L. has date priority over Loral Skynet's ITU filing and has filed comments with the FCC seeking to impose conditions on Loral Skynet's use of the 121 degrees W.L. slot. Loral Skynet has opposed New Skies' comments. Loral Skynet is continuing its international coordination of the 121 degrees W.L. slot. There can be no assurance, however, that coordination discussions will be successful or that the FCC will grant Loral Skynet's application or grant the application without adding conditions that may constrain Loral Skynet's operations at the 121 degrees W.L. slot.

On October 21, 2002, National Telecom of India Ltd. ("Natelco") filed suit against Loral and Loral CyberStar in the United States District Court for the Southern District of New York. The suit relates to a joint venture agreement entered into in 1998 between Natelco and ONS Mauritius, Ltd., a subsidiary of Loral CyberStar, the effectiveness of which was subject to express conditions precedent. In 1999, ONS Mauritius had notified Natelco that Natelco had failed to satisfy those conditions precedent. In Natelco's amended complaint filed in March 2003, Natelco has alleged wrongful termination of the joint venture agreement, has asserted claims for breach of contract and fraud in the inducement, and is seeking damages and expenses in the amount of $97 million. Loral believes that the claims are without merit and intends to vigorously defend against them.

The Company is subject to various other legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of these claims cannot be predicted with certainty, the Company does not believe that any of these other existing legal matters will have a material adverse effect on its consolidated financial position or results of operations.

Globalstar Related Matters. On September 26, 2001, the nineteen separate purported class action lawsuits filed in the United States District Court for the Southern District of New York by various holders of securities of Globalstar Telecommunications Limited ("GTL") and Globalstar, L.P. ("Globalstar") against GTL, Loral, Bernard L. Schwartz and other defendants were consolidated into one action titled *In re: Globalstar Securities Litigation.* In November 2001, plaintiffs in the consolidated action filed a consolidated amended class action complaint against Globalstar, GTL, Globalstar Capital Corporation, Loral and Bernard L. Schwartz alleging (a) that all defendants (except Loral) violated Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, by making material misstatements or failing to state material facts about Globalstar's business and prospects, (b) that defendants Loral and Schwartz are secondarily liable for these alleged misstatements and omissions under Section 20(a) of the Exchange Act as alleged "controlling persons" of Globalstar, (c) that defendants GTL and Schwartz are liable under Section 11 of the Securities Act of 1933 (the "Securities Act") for untrue statements of material facts in or omissions of material facts from a registration statement relating to the sale of shares of GTL common stock in January 2000, (d) that defendant GTL is liable under Section 12(2)(a) of the Securities Act for untrue statements of material facts in or omissions of material facts from a prospectus and prospectus supplement relating to the sale of shares of GTL common stock in January 2000, and (e) that defendants Loral and Schwartz are secondarily liable under Section 15 of the Securities Act for GTL's primary violations of Sections 11 and 12(2)(a) of the Securities Act as alleged "controlling persons" of GTL. The class of plaintiffs on whose behalf the lawsuit has been asserted consists of all buyers of securities of Globalstar,

Globalstar Capital and GTL during the period from December 6, 1999 through October 27, 2000, excluding the defendants and certain persons related or affiliated therewith. Loral and Mr. Schwartz have filed a motion to dismiss the amended complaint in its entirety as to Loral and Mr. Schwartz, which motion is pending before the court. Loral believes that it has meritorious defenses to this class action lawsuit and intends to pursue them vigorously.

On March 2, 2002, the seven separate purported class action lawsuits filed in the United States District Court for the Southern District of New York by various holders of common stock of Loral Space & Communications Ltd. ("Loral") against Loral, Bernard L. Schwartz and Richard Townsend were consolidated into one action titled *In re: Loral Space & Communications Ltd. Securities Litigation.* On May 6, 2002, plaintiffs in the consolidated action filed a consolidated amended class action complaint alleging (a) that all defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by making material misstatements or failing to state material facts about Loral's financial condition and its investment in Globalstar and (b) that Mr. Schwartz is secondarily liable for these alleged misstatements and omissions under Section 20(a) of the Exchange Act as an alleged "controlling person" of Loral. The class of plaintiffs on whose behalf the lawsuit has been asserted consists of all buyers of Loral common stock during the period from November 4, 1999 through February 1, 2001, excluding the defendants and certain persons related or affiliated therewith. Loral and Messrs. Schwartz and Townsend have filed a motion to dismiss the complaint in its entirety, which motion is pending before the court. Loral believes that it has meritorious defenses to this class action lawsuit and intends to pursue them vigorously. In addition, the insurers under Loral's directors and officers liability insurance policy have denied coverage for the case filed by Loral shareholders under the policy and, on March 24, 2003, filed a lawsuit in the Supreme Court of New York county seeking a declaratory judgment upholding their coverage position. Loral believes that the insurers have wrongfully denied coverage and intends to defend against the denial vigorously.

Loral holds debt obligations from Globalstar (see Note 6 to the consolidated financial statements). In other situations in the past, challenges have been initiated seeking subordination or recharacterization of debt held by an affiliate of an issuer. While Loral knows of no reason why such a claim would prevail with respect to the debt Loral holds in Globalstar, there can be no assurance that such claims will not be made in Globalstar's bankruptcy proceeding. If such claims were to prove successful, it will jeopardize the amount of equity interest Loral will ultimately receive in the new Globalstar company. Moreover, actions may be initiated in Globalstar's bankruptcy proceeding seeking to characterize payments previously made by Globalstar to Loral prior to the filing date as preferential payments subject to repayment. Loral may also find itself subject to other claims brought by Globalstar creditors and securities holders, who may seek to impose liabilities on Loral as a result of its relationship with Globalstar. For instance, Globalstar's creditors may seek to pierce the corporate veil in an attempt to recover Globalstar obligations owed to them that are recourse to Loral's subsidiaries, which are general partners in Globalstar and have filed for bankruptcy protection. Globalstar's cumulative partners' deficit at December 31, 2002, was $3.2 billion. During the second quarter of 2002, the Company recovered a claim with a vendor on the Globalstar program. Globalstar or its creditors may assert a claim to some portion or all of this recovery. If so, the Company will vigorously dispute any such claim.

In May 2000, Globalstar finalized $500 million of vendor financing arrangements with Qualcomm. The original terms of this vendor financing provided for interest at 6%, a maturity date of August 15, 2003 and required repayment pro rata with the term loans due to Loral under Globalstar's $500 million credit facility. As of December 31, 2002, $623 million was outstanding under this facility (including $123 million of capitalized interest). Loral has agreed that if the principal amount outstanding under the Qualcomm vendor financing facility exceeds the principal amount due Loral under Globalstar's $500 million credit facility, as determined on certain measurement dates, then Loral will guarantee 50% of such excess amount. As of December 31, 2002, Loral had no obligation under the guarantee.

Other Matters

Insurance Matters

The Company, like others in the satellite industry, is faced with significantly higher premiums on launch and in-orbit insurance, increasing thresholds in determining total losses for satellites in orbit and significantly shorter coverage periods than those that have been available in the past, which is due in part to the events of September 11, 2001. This development in the insurance industry has increased the cost of doing business. The Company intends to pass on some of the increased cost to its customers. There can be no assurance, however, that it will be able to do so. Insurance market conditions have historically been cyclical in nature. While the Company anticipates that these conditions will improve in the future, there can be no assurance that they will.

While the Company has in the past, consistent with industry practice and the requirements in the Company's debt agreements, typically obtained in-orbit insurance for its satellites, the Company cannot guarantee that, upon a policy's expiration, the Company will be able to renew the insurance on acceptable terms, especially on satellites that have, or that are part of a family of satellites that have, experienced problems in the past. Telstar 10/Apstar IIR, manufactured by SS/L and owned by Loral Orion, has the same solar array configuration as two other 1300-class satellites manufactured by SS/L that have experienced solar array failures. SS/L believes that these failures are isolated events and do not reflect a systemic problem in either the satellite design or manufacturing process. Accordingly, we do not believe that these anomalies will affect Telstar 10/Apstar IIR. The insurance coverage for Telstar 10/Apstar IIR provides for coverage of losses due to solar array failures only in the event of a capacity loss of 75% or more. Four other satellites owned by Loral Skynet and Loral Orion have the same solar array configuration as Telstar 10/Apstar IIR. There can be no assurance that the insurers will not require either exclusions of, or similar limitations on, coverage due to solar array failures in connection with renewals of insurance for these satellites in 2003 and 2004. An uninsured loss of a satellite would have a material adverse effect on the Company's consolidated financial position and its results of operations. Moreover, the Company is required under the terms of the Loral SpaceCom and Loral Satellite credit facilities to use the insurance proceeds from any launch or in-orbit failure of a satellite owned by Loral SpaceCom or Loral Satellite to prepay the bank loans, and as a result, these insurance proceeds would not be available to the Company to build a replacement for the lost satellite, which would result in an adverse effect on our future revenue.

Accounting Pronouncements

SFAS 142

On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142") which addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment. SFAS 142 also changed the evaluation criteria for testing goodwill for impairment from an undiscounted cash flow approach, which was previously utilized under the guidance in Accounting Principles Board Opinion No. 17, Intangible Assets, to a test based on fair value. Fair value is determined by the amount at which an asset or liability could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and must be used as the basis for the measurement, if available. If quoted market prices are not available, the estimate of fair value must be based on the best information available, including prices for similar assets and liabilities and the results of using other valuation techniques, such as public company trading multiples, future discounted cash flows and merger and acquisition transaction multiples.

In accordance with SFAS 142, the Company's previously recognized cost in excess of net assets acquired ("goodwill") of $892 million for business acquisitions accounted for under the purchase method of accounting completed prior to July 1, 2001, was reviewed under the new transitional guidance as of January 1, 2002. Goodwill had been previously assigned to the Company's business segments as follows (based on the net book value at December 31, 2001): FSS $597 million, satellite manufacturing and technology $286 million and data services $9 million. The Company hired professionals in the valuation consulting business to determine the fair value of each of the Company's reporting units. Since there were no quoted market prices in active markets for the Company's reporting units, the measurement of fair value for each reporting unit was based on the best information available for that reporting unit, including reasonable and supportable assumptions and projections, as follows: (1) FSS — public company trading multiples, (2) satellite manufacturing and technology — future discounted cash flows, and (3) data services — merger and acquisition transaction multiples. Based on the fair values concluded on by those professionals, management determined that the goodwill for each of the Company's reporting units under the new guidance in SFAS 142 was fully impaired. Accordingly, as of January 1, 2002, the Company recorded a non-cash charge for the cumulative effect of the change in accounting principle of $890 million.

The charge is the result of a change in the evaluation criteria for goodwill from an undiscounted cash flow approach which was previously utilized under the guidance in Accounting Principles Board Opinion No. 17, Intangible Assets, to the fair value approach which is stipulated in SFAS 142.

The following table presents the actual financial results and as adjusted financial results without the amortization of goodwill for the Company for the years ended December 31, 2001 and 2000 (in thousands, except per share amounts):

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Actual	As Adjusted	Actual	As Adjusted
Reported loss before cumulative effect of change in accounting principle	$(194,719)	$(194,719)	$(1,469,678)	$(1,469,678)
Add back amortization of goodwill, net of taxes	—	26,628	—	50,438[1]
Loss before cumulative effect of change in accounting principle	(194,719)	(168,091)	(1,469,678)	(1,419,240)
Cumulative effect of change in accounting principle, net of taxes	(1,741)	(1,741)	—	—
Net loss	(196,460)	(169,832)	(1,469,678)	(1,419,240)
Preferred dividends	(80,743)	(80,743)	(67,528)	(67,528)
Net loss applicable to common shareholders	$(277,203)	$(250,575)	$(1,537,206)	$(1,486,768)
Reported basic and diluted loss per share before cumulative effect of change in accounting principle		$ (0.86)		$ (5.20)
Add back goodwill amortization per share		0.09		0.17
As adjusted loss per share before cumulative effect of change in accounting principle		(0.77)		(5.03)
Cumulative effect of change in accounting principle		—		—
Adjusted loss per share		$ (0.77)		$ (5.03)

[1] Includes $24 million reflected in equity in net losses of affiliates.

SFAS 143

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt SFAS 143 on January 1, 2003. The Company believes that there will be no effect on the Company's consolidated financial position or results of operations upon the adoption of SFAS 143 on January 1, 2003.

SFAS 144

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. The Company has determined that there was no effect on the Company's consolidated financial position or results of operations upon the adoption of SFAS 144 on January 1, 2002.

SFAS 145

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 generally requires that any gains or losses on extinguishment of debt in current or prior periods be classified as other income (expense), beginning in fiscal 2003, with early adoption encouraged. In the fourth quarter of 2002, the Company adopted the provisions of SFAS 145 and reclassified the previously recorded extraordinary gain of $34 million on Loral Orion's debt exchanges in 2001 to gain on debt exchanges and investments, net in its consolidated statements of operations (see Liquidity and Capital Resources).

SFAS 146

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 replaces EITF Issue No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

SFAS 148

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure ("SFAS 148"), an amendment of FASB Statement No. 123 ("SFAS 123"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the amended disclosure requirements in its December 31, 2002 consolidated financial statements and will include such amended disclosures in its future quarterly and annual filings.

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Company adopted the disclosure provisions of FIN 45 during the fourth quarter of 2002. The Company is currently evaluating the recognition provisions of FIN 45.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency

The Company, in the normal course of business, is subject to the risks associated with fluctuations in foreign currency exchange rates. Loral entered into forward exchange contracts to establish with certainty the U.S. dollar amount of future anticipated cash receipts and payments and firm commitments for cash payments denominated in a foreign currency. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. The Company's availability to the foreign exchange market to enter into forward contracts has recently become restricted and could effect its ability to minimize such gains and losses. As of December 31, 2002, the Company had foreign currency exchange contracts (forwards) with several banks to purchase and sell foreign currencies, primarily Japanese yen, with aggregate notionals of $101.8 million. Such contracts were designated as hedges of certain foreign contracts and subcontracts to be performed by SS/L through May 2006. The fair value of these forward contracts based on quoted market prices as of December 31, 2002 and 2001 was $11.7 million and $20.0 million, respectively, and were included in cash and other current assets on the consolidated balance sheets.

The Company is exposed to credit-related losses in the event of non-performance by counter parties to these financial instruments, but does not expect any counter party to fail to meet its obligation. The maturity of foreign currency exchange contracts held as of December 31, 2002 is consistent with the contractual or expected timing of the transactions being hedged, principally receipt of customer payments under long-term contracts and payments to vendors under subcontracts. These foreign exchange contracts mature as follows (in thousands):

	To Purchase			To Sell		
Years to Maturity	Yen Amount	At Contract Rate	At Market Rate	Yen Amount	At Contract Rate	At Market Rate
1	1,663,633	$13,830	$14,162	4,965,949	$49,837	$41,391
2	—	—	—	2,068,907	19,985	17,620
3	—	—	—	301,680	3,025	2,657
4	413,130	5,134	3,769	450,840	5,674	4,116
	2,076,763	$18,964	$17,931	7,787,376	$78,521	$65,784

	To Purchase		
Years to Maturity	Euro Amount	At Contract Rate	At Market Rate
1	4,526	$3,997	$4,662

Loral does not enter into foreign currency transactions for trading or speculative purposes. Loral attempts to limit our exposure to credit risk by executing foreign contracts with high-quality financial institutions. A discussion of our accounting policies for derivative financial instruments is included in the notes to Loral's consolidated financial statements.

Interest

The Company's primary interest rate exposure is from loss of earnings and cash flow that could result from the movement in market interest rates on its long-term debt requirements. As of December 31, 2002, approximately 58% of the Company's outstanding debt had fixed interest rates. The Company strives to manage its interest rate risk by balancing the composition of its fixed versus variable rate borrowings combined with the monitoring of the overall level of borrowings and does not actively manage its interest rate risk through the use of derivatives or other financial instruments. The Company does not believe that movements in the fair value of its outstanding debt, represents a significant quantitative risk.

As of December 31, 2002, the carrying value of the Company's long-term debt was $2.2 billion and the fair value of such debt was $1.3 billion. The fair value of the Company's long-term debt is based on the carrying value for those obligations that have short term variable interest rates on the outstanding borrowings and quoted market prices for obligations with long-term or fixed interest rates. Approximately $245 million of the difference between the carrying amount and the fair value of the Company's long-term debt as of December 31, 2002 is attributable to the accounting for the Loral Orion exchange offers (see Note 8 to the consolidated financial statements). The table below provides information about the carrying amount of the Company's market sensitive long-term debt obligations by fiscal year of maturity (in thousands).

	For the Years Ended December 31,					
	2003	2004	2005	2006	2007	Thereafter
Fixed rate debt	$64,751	$64,927	$ 65,328	$1,028,480	$86,231	$ 373
Weighted average fixed interest rate	3.48%	3.62%	3.79%	3.96%	11.98%	14.00%
Variable rate debt (weighted average interest rate of 5.09% at December 31, 2002)	$67,146	$95,896	$771,392	$ —	$ —	$ —

Financial Statements and Supplementary Data

See Index to Financial Statements and Financial Statement Schedules on page F-1.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Market for the Registrant's Common Equity and Related Stockholder Matters

(a) Market Price and Dividend Information

The Company's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol LOR. The following table presents the reported high and low sales prices of the Company's common stock as reported on the NYSE:

	High	Low
Year ended December 31, 2002		
Quarter ended December 31, 2002	$0.70	$0.23
Quarter ended September 30, 2002	1.08	0.22
Quarter ended June 30, 2002	2.44	0.91
Quarter ended March 31, 2002	3.27	1.80
Year ended December 31, 2001		
Quarter ended December 31, 2001	3.10	1.10
Quarter ended September 30, 2001	2.90	1.25
Quarter ended June 30, 2001	3.55	1.03
Quarter ended March 31, 2001	6.34	2.10

The Company does not currently anticipate paying any dividends or distributions on its common stock, on its 6% Series C Convertible Redeemable Preferred Stock (the "Series C Preferred Stock") or on its 6% Series D Convertible Redeemable Preferred Stock (the "Series D Preferred Stock"). Loral's indenture relating to its 9.5% senior notes imposes limitations on Loral's ability to pay dividends to its shareholders. Moreover, the guarantee provided by Loral in favor of the Loral Satellite lenders prohibits Loral from making any dividends on its capital stock, other than in shares of its common stock. The credit facilities maintained by the Company's two principal operating subsidiaries, Loral SpaceCom Corporation and Loral Satellite, Inc., restrict the ability of these companies to transfer cash or pay dividends to its parent (see Note 8 to Loral's consolidated financial statements). Loral Orion's indenture relating to its new senior notes also contains restrictions on Loral Orion's ability to make dividend payments to its parent.

(b) Approximate Number of Holders of Common Stock

At February 28, 2003, there were 6,505 holders of record of the Company's common stock.

Selected Financial Data

The following consolidated selected financial data has been derived from, and should be read in conjunction with, the related consolidated financial statements.

LORAL SPACE & COMMUNICATIONS LTD.
(in thousands, except per share data)

	Years ended December 31,				
	2002	2001	2000	1999	1998[1]
Statement of operations data:					
Revenues	$ 1,098,425	$1,069,575	$ 1,224,111	$1,457,720	$1,301,702
Operating loss	(82,029)	(5,228)	(86,086)	(62,263)	(33,780)
Loss before income taxes, equity in net losses of affiliates, minority interest, Globalstar related impairment charges and cumulative effect of change in accounting principle	(147,354)	(126,333)	(56,843)	(62,138)	(25,628)
Income tax (provision) benefit	(355,042)[2]	(2,170)	(9,375)	32,516	3,871
Loss before equity in net losses of affiliates, minority interest, Globalstar related impairment charges and cumulative effect of change in accounting principle	(502,396)	(128,503)	(66,218)	(29,622)	(21,757)
Equity in net losses of affiliates, net of taxes[3]	(76,280)	(66,677)	(1,294,910)[4]	(177,819)	(120,417)
Globalstar related impairment charges, net of taxes	—	—	(112,241)[4]	—	—
Loss before cumulative effect of change in accounting principle	(578,902)	(194,719)	(1,469,678)	(201,916)	(138,798)
Cumulative effect of change in accounting principle, net of taxes	(890,309)	(1,741)	—	—	—
Net loss	(1,469,211)	(196,460)	(1,469,678)	(201,916)	(138,798)
Preferred dividends and accretion	(89,186)	(80,743)	(67,528)	(44,728)	(46,425)
Net loss applicable to common stockholders	(1,558,397)	(277,203)	(1,537,206)	(246,644)	(185,223)
Basic and diluted loss per share:					
Before cumulative effect of change in accounting principle	$ (1.79)	$ (0.86)	$ (5.20)	$ (0.85)	$ (0.68)
Cumulative effect of change in accounting principle	(2.39)	—	—	—	—
Loss per share	$ (4.18)	$ (0.86)	$ (5.20)	$ (0.85)	$ (0.68)
Other data:					
Deficiency of earnings to cover fixed charges	$ 266,356	$ 230,173	$ 141,453	$ 191,075	$ 132,178
Cash flow data:					
Provided by (used in) operating activities	$ 194,827	$ 170,481	$ 259,096	$ (6,933)	$ 86,795
Used in investing activities	(138,824)	(248,672)	(377,780)	(679,005)	(555,613)
Provided by (used in) equity transactions	(32,737)	(35,687)	352,415	(24,633)	589,187
(Used in) provided by financing transactions	(117,279)	(120,218)	(79,551)	403,664	199,856
Dividends paid per common share	—	—	—	—	—

	December 31,				
	2002[2]	2001[5]	2000[4]	1999	1998[1]
Balance sheet data:					
Cash and cash equivalents	$ 65,936	$ 159,949	$ 394,045	$ 239,865	$ 546,772
Total assets	2,692,802	4,426,187	4,692,082	5,610,421	5,229,215
Debt, including current portion	2,244,525	2,363,141	2,456,844	1,999,322	1,555,775
Non-current liabilities and minority interest	348,178	264,277	251,247	252,052	231,384
Convertible redeemable preferred stock	125,081	—	—	—	—
Shareholders' (deficit) equity	(354,227)	1,350,868	1,586,388	2,750,664	2,935,721

(1) On March 20, 1998, Loral acquired all of the outstanding stock of Loral Orion, formerly Loral CyberStar, in exchange for common stock of Loral. The 1998 financial information includes Loral Orion commencing from April 1, 1998.

(2) Includes the increase in the deferred tax valuation allowance based upon management's assessment during the fourth quarter of 2002, which concluded that due to insufficient positive evidence substantiating recoverability of the Company's loss carryforwards and other deferred tax assets, the valuation allowance should be increased by $390.4 million to a balance of $576.5 million (see Note 9 to the consolidated financial statements).

(3) The Company's principal affiliates are Satmex, Europe*Star since December 1998 and XTAR since July 2001. Loral also has investments in Globalstar and other ventures, which are accounted for under the equity method.

(4) The results of operations for 2000 includes Loral's share of Globalstar's related equity losses and after-tax impairment charges of approximately $1.29 billion (approximately $1.6 billion on a pre-tax basis), which is included in equity in net loss of affiliates and after-tax impairment charges of $112 million ($125 million pre-tax) relating to Loral's investments in and advances to Globalstar service provider partnerships.

(5) On December 21, 2001, Loral Orion completed exchange offers and consent solicitations by issuing $613 million principal amount of new senior notes guaranteed by Loral and 6.04 million five year warrants to purchase Loral common stock in exchange for a total of $841 million principal amount of Loral Orion senior notes due 2007 and senior discount notes due 2007.

Evaluation of Disclosure Controls and Procedures

(a) *Evaluation of disclosure controls and procedures.* Loral's chief executive officer and its chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities and Exchange Act of 1934 Rules 13a-14(c) and 15-d-14(c)) as of a date (the "Evaluation Date") within 90 days before the filing date of this annual report, have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

(b) *Changes in internal controls.* There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the Evaluation Date.

INDEX TO FINANCIAL STATEMENTS

Loral Space & Communications Ltd. and Subsidiaries

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Loral Space & Communications Ltd.

We have audited the accompanying consolidated balance sheets of Loral Space & Communications Ltd. (a Bermuda company) and its subsidiaries (collectively, the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 7 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangibles to adopt the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002. As discussed in Note 2 to the consolidated financial statements, effective December 31, 2002, the Company changed its method of accounting for gains on extinguishment of debt to adopt the provisions of Statement of Financial Accounting Standards No. 145, Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections. As discussed in Notes 2 and 12 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities to adopt the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, effective January 1, 2001.

DELOITTE & TOUCHE LLP
San Jose, California
March 31, 2003

LORAL SPACE & COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,	
	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 65,936	$ 159,949
Accounts receivable, net	28,893	39,299
Contracts-in-process	113,154	174,192
Vendor financing receivable	38,016	—
Inventories	95,733	98,179
Other current assets	48,695	90,431
Total current assets	390,427	562,050
Property, plant and equipment, net	1,897,343	1,977,356
Cost in excess of net assets acquired, net	—	891,719
Long-term receivables	163,191	230,195
Investments in and advances to affiliates	95,443	192,355
Deposits	58,250	155,490
Deferred tax assets	—	297,528
Other assets	88,148	119,494
Total assets	$ 2,692,802	$ 4,426,187
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 131,898	$ 136,616
Accounts payable	58,323	147,033
Accrued employment costs	34,531	39,232
Customer advances	114,080	148,990
Accrued interest and preferred dividends	37,370	31,170
Income taxes payable	37,936	34,516
Other current liabilities	47,005	46,960
Total current liabilities	461,143	584,517
Pension and other postretirement liabilities	124,193	55,590
Long-term liabilities	207,835	190,006
Long-term debt	2,112,627	2,226,525
Minority interest	16,150	18,681
Convertible redeemable preferred stock:		
6% Series C ($105,995 redemption value), $0.01 par value	104,582	—
6% Series D($21,118 redemption value), $0.01 par value	20,499	—
Commitments and contingencies (Notes 6, 8, 11, 12 and 13)		
Shareholders' (deficit) equity:		
6% Series C convertible redeemable preferred stock ($81,255 and $491,994 redemption value), $.01 par value; 20,000,000 shares authorized, 3,745,485 and 9,839,874 shares issued	80,171	485,371
6% Series D convertible redeemable preferred stock ($15,582 and $305,539 redemption value), $.01 par value; 20,000,000 shares authorized, 734,135 and 6,110,788 shares issued	15,125	296,529
Common stock, $.01 par value; 750,000,000 shares authorized, 429,260,197 and 336,789,516 shares issued	4,293	3,368
Paid-in capital	3,389,035	2,771,964
Treasury stock, at cost; 174,195 shares	(3,360)	(3,360)
Unearned compensation	(151)	(81)
Retained deficit	(3,782,107)	(2,223,710)
Accumulated other comprehensive (loss) income	(57,233)	20,787
Total shareholders' (deficit) equity	(354,227)	1,350,868
Total liabilities and shareholders' (deficit) equity	$ 2,692,802	$ 4,426,187

See notes to consolidated financial statements.

LORAL SPACE & COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years ended December 31,		
	2002	2001	2000
Revenues from satellite sales	$ 708,467	$ 613,880	$ 809,815
Revenues from satellite services	389,958	455,695	414,296
Total revenues	1,098,425	1,069,575	1,224,111
Cost of satellite sales	759,500	580,523	755,483
Cost of satellite services	259,753	290,870	301,722
Selling, general and administrative expenses	161,201	203,410	252,992
Operating loss	(82,029)	(5,228)	(86,086)
Interest and investment income	12,909	28,885	129,237
Interest expense	(77,045)	(183,931)	(170,836)
Gain (loss) on debt exchanges and investments, net	(1,189)	33,941	70,842
Loss before income taxes, equity in net losses of affiliates, minority interest, Globalstar related impairment charges and cumulative effect of change in accounting principle	(147,354)	(126,333)	(56,843)
Income tax provision	(355,042)	(2,170)	(9,375)
Loss before equity in net losses of affiliates, minority interest, Globalstar related impairment charges and cumulative effect of change in accounting principle	(502,396)	(128,503)	(66,218)
Equity in net losses of affiliates, net of tax (provision) benefit of $(5,639), $(3,050) and $309,481 in 2002, 2001 and 2000, respectively	(76,280)	(66,677)	(1,294,910)
Minority interest, net of taxes	(226)	461	3,691
Globalstar related impairment charges, net of tax benefit of $13,169	—	—	(112,241)
Loss before cumulative effect of change in accounting principle	(578,902)	(194,719)	(1,469,678)
Cumulative effect of change in accounting principle, net of taxes (Notes 7 and 12)	(890,309)	(1,741)	—
Net loss	(1,469,211)	(196,460)	(1,469,678)
Preferred dividends	(89,186)	(80,743)	(67,528)
Net loss applicable to common shareholders	$(1,558,397)	$ (277,203)	$(1,537,206)
Basic and diluted loss per share (Note 15):			
Before cumulative effect of change in accounting principle	$ (1.79)	$ (0.86)	$ (5.20)
Cumulative effect of change in accounting principle	(2.39)	—	—
Loss per share	$ (4.18)	$ (0.86)	$ (5.20)
Weighted average shares outstanding:			
Basic and diluted	372,719	323,793	295,839

See notes to consolidated financial statements.

LORAL SPACE & COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY
Years ended December 31, 2002, 2001 and 2000
(in thousands, except per share amounts)

	Series A Convertible Preferred Stock		6% Series C Convertible Redeemable Preferred Stock		6% Series D Convertible Redeemable Preferred Stock		Common Stock							
	Shares Issued	Amount	Shares Issued	Amount	Shares Issued	Amount	Shares Issued	Amount	Paid-In Capital	Treasury Stock	Unearned Compensation	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's (Deficit) Equity
Balance December 31, 1999	45,897	$ 459	14,909	$ 735,437			245,204	$2,452	$2,347,323	$(3,360)	$(1,253)	$ (409,301)	$ 78,907	$ 2,750,664
Shares issued:														
Exercise of stock options and related tax benefits							31		252					252
Employee savings plan							3,213	32	25,658					25,690
Conversion of Series A preferred stock to common stock and issuance expenses	(45,897)	(459)					45,897	459	(85)				-	(85)
Conversion of Series C preferred stock to common stock and related issuance of additional common shares on conversion			(1,411)	(69,628)			3,862	39	75,471			(5,882)		
Issuance of Series D preferred stock, net					8,000	$388,204							388,204	
Warrant exercises							116	1						1
Forfeited unearned compensation									(229)		229			
Amortization of unearned compensation											846			846
Amortization of restricted stock											79			79
Unearned compensation on grants to non-employees, including mark-to-market adjustment									129		(129)			
Amortization of deferred compensation related to non-employees											80			80
Preferred dividends $3.00 per share												(61,646)		(61,646)
Net loss												(1,469,678)		
Other comprehensive income													21,689	
Realized gains included in net loss													(69,708)	
Comprehensive loss														(1,517,697)
Balance December 31, 2000			13,498	665,809	8,000	388,204	298,323	2,983	2,448,519	(3,360)	(148)	(1,946,507)	30,888	1,586,388
Shares issued:														
Exercise of stock options and related tax benefits							6							
Employee savings plan							7,535	76	16,455					16,531
Conversion of Series C preferred stock to common stock and related issuance of additional common shares on conversion			(3,658)	(180,438)			20,119	201	198,453			(18,436)		(220)
Conversion of Series D preferred stock to common stock and related issuance of additional common shares on conversion					(1,889)	(91,675)	10,768	108	101,489			(10,089)		(167)
Warrant exercises							39		1					1
Warrants issued in connection with Cyberstar debt exchanges									6,720					6,720
Option grants to affiliates									214					214
Amortization of unearned compensation											26			26
Amortization of restricted stock											63			63
Unearned compensation on grants to non-employees, including mark-to-market adjustment									113		(113)			
Amortization of deferred compensation related to non-employees											91			91
Preferred dividends $3.00 per share												(52,218)		(52,218)
Net loss												(196,460)		
Other comprehensive loss													(10,101)	
Comprehensive loss														(206,561)
Balance December 31, 2001			9,840	485,371	6,111	296,529	336,790	3,368	2,771,964	(3,360)	(81)	(2,223,710)	20,787	1,350,868
Shares issued:														
Employee savings plan							15,357	152	11,400					11,552
Restricted stock option exercise							400	4						4
Conversion of Series C preferred stock to common stock and related issuance of additional common shares on conversion			(6,095)	(300,618)			40,416	404	319,480			(28,701)		(9,435)
Conversion of Series D preferred stock to common stock and related issuance of additional common shares on conversion					(5,377)	(260,905)	36,232	363	285,201			(30,808)		(6,149)
Orion note conversion							65	2						2
Reclass of preferred stock to mezzanine				(104,582)		(20,499)								(125,081)
Option grants to affiliates									924					924
Amortization of unearned compensation											6			6
Restricted stock grant									150		(150)			
Amortization of restricted stock											2			2
Unearned compensation on grants to non-employees, including mark-to-market adjustment									(84)		84			
Amortization of deferred compensation related to non-employees											(12)			(12)
Preferred dividends $3.00 per share												(29,677)		(29,677)
Net loss												(1,469,211)		
Other comprehensive loss													(78,020)	
Comprehensive loss														(1,547,231)
Balance December 31, 2002	—	$ —	3,745	$ 80,171	734	$ 15,125	429,260	$4,293	$3,389,035	$(3,360)	$ (151)	$(3,782,107)	$(57,233)	$ (354,227)

See notes to consolidated financial statements.

LORAL SPACE & COMMUNICATIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,		
	2002	2001	2000
Operating activities:			
Net loss	$(1,469,211)	$(196,460)	$(1,469,678)
Non-cash items:			
Equity in net losses of affiliates, net of taxes	84,478	66,677	1,294,910
Minority interest, net of taxes	226	(461)	(3,691)
Cumulative effect of change in accounting principle, net of taxes	890,309	1,741	—
Deferred taxes	355,335	(882)	(4,474)
Depreciation and amortization	187,002	227,779	216,263
Valuation allowance on advances related to Europe*Star	36,620	—	—
Vendor financing receivable valuation allowance	32,574	—	—
Loss on cancellation of deposits	10,000	—	—
Provisions for inventory obsolescence	14,013	5,929	4,918
Provisions for bad debt	4,308	3,360	11,544
Loss on equipment disposals	6,191	—	—
(Gain) loss on debt exchanges and investments, net	1,189	(33,941)	(70,842)
Non-cash interest (income) expense	(1,337)	39,609	37,074
Globalstar related impairment charges, net of taxes	—	—	112,241
Non-cash interest and investment income	—	—	(40,682)
Changes in operating assets and liabilities:			
Accounts receivable, net	6,241	13,688	(19,992)
Contracts-in-process	97,100	15,518	185,249
Inventories	(1,604)	16,500	25,990
Other current assets	1,140	6,715	(5,133)
Long-term receivables	(1,963)	(51,401)	10,335
Deposits	58,940	9,300	34,085
Other assets	29,535	11,737	(9,247)
Accounts payable	(88,666)	(12,256)	(76,682)
Accrued expenses and other current liabilities	(19,610)	(30,665)	2,677
Customer advances	(34,910)	78,124	3,141
Income taxes payable	3,420	2,487	11,492
Pension and other postretirement liabilities	4,521	3,214	18
Long-term liabilities	(10,986)	(5,326)	10,603
Other	(28)	(505)	(1,023)
Net cash provided by operating activities	194,827	170,481	259,096
Investing activities:			
Capital expenditures	(98,207)	(238,373)	(424,199)
Investments in and advances to affiliates	(40,617)	(27,692)	(170,083)
Proceeds from the sale leaseback of assets, net	—	17,393	—
Proceeds from the sales of investments	—	—	97,137
Purchase of Globalstar loans	—	—	(67,950)
Use and transfer of restricted and segregated cash	—	—	187,315
Net cash used in investing activities	(138,824)	(248,672)	(377,780)
Financing activities:			
Borrowings under revolving credit facilities	145,000	115,000	55,762
Repayments under term loans	(85,000)	(81,000)	(81,250)
Repayments under revolving credit facilities	(127,000)	(134,000)	(50,000)
Interest payments on 10% senior notes	(45,954)	—	—
Repayments of export-import facility	(2,146)	(2,145)	(2,146)
Repayments of other long-term obligations	(2,179)	(3,160)	(1,917)
Preferred dividends	(29,678)	(52,218)	(61,646)
Preferred dividends on exchange offers and related expenses	(15,583)	—	—
Proceeds from other stock issuances	12,524	16,531	25,857
Payments of debt refinancing costs	—	(14,913)	—
Proceeds from the issuance of 6% Series D preferred stock, net	—	—	388,204
Net cash (used in) provided by financing activities	(150,016)	(155,905)	272,864
Increase (decrease) in cash and cash equivalents	(94,013)	(234,096)	154,180
Cash and cash equivalents — beginning of period	159,949	394,045	239,865
Cash and cash equivalents — end of period	$ 65,936	$ 159,949	$ 394,045
Non-cash activities:			
Exchange of Loral Orion senior notes and senior discount notes for new 10% senior notes and 6.04 million Loral warrants		$ 910,600	
Conversion of Series C preferred stock and Series D preferred stock to common stock and related issuance of additional common shares on conversions	$ 605,448	$ 300,328	$ 75,510
Minimum pension liability adjustment	$ (63,926)	$ (757)	
Unrealized gains (losses) on available-for-sale securities, net of taxes	$ (12,603)	$ (12,314)	$ 22,937
Unrealized net (losses) gains on derivatives, net of taxes	$ (2,676)	$ 3,362	
Incurrence of debt to acquire creditors' interests in Globalstar credit facility			$ 500,000
Conversion of Series A preferred stock to common stock			$ 459
Supplemental information:			
Interest paid, net of capitalized interest	$ 124,652	$ 157,569	$ 130,314
Taxes paid, net of refunds	$ 2,124	$ 585	$ 2,712

See notes to consolidated financial statements.

1. Organization and Principal Business

Loral Space & Communications Ltd. together with its subsidiaries ("Loral" or the "Company") is one of the world's leading satellite communications companies with substantial activities in satellite-based communications services and satellite manufacturing. In the fourth quarter of 2002, Loral reorganized into two operating businesses in connection with Loral's integration of the operation and management of its data business (conducted by Loral CyberStar, Inc. and CyberStar, L.P.) into its FSS business, managed and operated by Loral Skynet (see Note 16):

Fixed Satellite Services ("FSS"): Loral leases transponder capacity to customers for various applications, including television and cable broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and direct-to-home television ("DTH") and provides satellite telemetry, tracking and control services ("TT&C"). Loral also provides network services such as managed communications networks, Internet and intranet services, business television and business media services to its customers.

Satellite Manufacturing and Technology: Loral designs and manufactures satellites and space systems and develops satellite technology for a broad variety of customers and applications through Space Systems/Loral ("SS/L").

2. Summary of Significant Accounting Policies

Basis of Presentation

Loral, a Bermuda company, has a December 31 year-end. The consolidated financial statements for the three years ended December 31, 2002, include the results of Loral and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All intercompany transactions have been eliminated.

Investments in Satelites Mexicanos, S.A. de C.V. ("Satmex"), Europe*Star Limited ("Europe*Star"), XTAR, L.L.C. ("XTAR") and Globalstar, L.P. ("Globalstar") as well as other affiliates, are accounted for using the equity method, due to the Company's inability to control significant operating decisions. Income and losses of affiliates are recorded based on Loral's beneficial interest. Intercompany profit arising from transactions with affiliates is eliminated to the extent of the Company's beneficial interest. Any difference in the carrying value of these investments as compared to Loral's interest in the underlying net assets is amortized over the life of the primary asset of the affiliate. (see New Accounting Pronouncements). Advances to affiliates consist of amounts due under extended payment terms. Equity in losses of affiliates is not recognized after the carrying value of an investment, including advances and loans, has been reduced to zero, unless guarantees or other obligations exist. Loral capitalizes interest cost on its investments, until such entities commence commercial operations. Capitalized interest on investments is amortized over the life of the primary asset of the affiliate. Certain of the Company's affiliates are subject to the risks associated with new businesses. See Notes 6 and 13.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses reported for the period. Actual results could differ from estimates.

A significant portion of Loral's satellite manufacturing and technology revenue is associated with long-term contracts which require significant estimates. These estimates include forecasts of costs and schedules, estimating contract revenue related to contract performance (including orbital incentives) and the potential

2. Summary of Significant Accounting Policies — (Continued)

for component obsolescence in connection with long-term procurements. Significant estimates also include the estimated useful lives of the Company's satellites and, prior to 2002, the amortization period of cost in excess of net assets acquired. See New Accounting Pronouncements.

Risks and Uncertainties

The Company had total long-term debt of $2.2 billion, including current portion of $132 million, outstanding at December 31, 2002, much of which matures in 2005 and 2006. On March 31, 2003, the Company amended its Loral SpaceCom and Loral Satellite Inc. credit facilities which, among other changes, amended its financial performance covenants and imposed restrictions on its capital expenditures (see Note 6). In addition to its debt service requirements, the Company's business is capital intensive and requires substantial investment. At December 31, 2002, the Company had already incurred costs of approximately $283 million and will need to incur costs of approximately $108 million more in order to construct, launch and insure three new satellites currently under construction for the Fixed Satellite Services business. In addition, the Company has incurred costs of $271 million on a fourth satellite. Additional expenditures to launch and insure such satellite, however, will require the consent of the Company's lenders. Subject to restrictions contained in the credit facilities, the timing of when certain of these costs will be incurred is largely discretionary.

At December 31, 2002, the Company had an accumulated deficit of $354 million. The Company has generated cash from operating activities of $195 million, $170 million and $259 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company believes its cash, available credit and net cash provided by operating activities and certain planned investing activities will be adequate to meet its expected cash requirements through at least December 31, 2003. The Company's planned investing activities include the receipt of approximately $60 million from the successful monetization of certain long-term customer receivables. If the Company does not complete the sale of these assets or generate sufficient cash to satisfy its debt service and operating requirements, the Company may be required to seek alternative financing, renegotiate its current financing agreements, or postpone its planned satellite construction and launch plans. Current market conditions present uncertainty as to the ability of the Company to secure additional financing, if needed. There can be no assurances as to whether these alternatives will be available or whether they would be acceptable to the Company. In addition, a delay in the Company's planned satellite construction and launch plans could impact the Company's ability to achieve profitability.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Concentration of Credit Risk

Financial instruments which potentially subject Loral to concentrations of credit risk consist principally of cash and cash equivalents, foreign exchange contracts, contracts-in-process, long-term receivables and advances and loans to affiliates (see Note 6). Loral's cash and cash equivalents are maintained with high-credit-quality financial institutions. Historically, Loral's customers have been primarily large multinational corporations and U.S. and foreign governments for which the creditworthiness was generally substantial. In recent years, the Company has added commercial customers which include companies in emerging markets or the development stage, some of which are highly leveraged or partially funded. Management believes that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to the Company's current customer base.

2. Summary of Significant Accounting Policies — (Continued)

Accounts Receivable

As of December 31, 2002 and 2001, accounts receivable was reduced by an allowance for doubtful accounts of $6.5 million and $3.8 million, respectively.

Inventories

Inventories consist principally of parts and subassemblies used in the manufacture of satellites which have not been specifically identified to contracts-in-process, and are valued at the lower of cost or market. Cost is determined using the first-in-first-out (FIFO) or average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method for satellites and related equipment over the estimated useful lives of the related assets. Depreciation is provided primarily on an accelerated method for other owned assets over the estimated useful life of the related assets, ranging from three to forty-five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

Costs incurred in connection with the construction and successful deployment of the Company's satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance and construction period interest. Capitalized interest related to the construction of satellites for 2002, 2001 and 2000 was $28.6 million, $23.0 million and $12.2 million, respectively. All capitalized satellite costs are amortized over the estimated useful life of the related satellite. The estimated useful life of the satellites, ranging from 12 to 18 years, was determined by engineering analyses performed at the in-service date. Satellite lives are reevaluated periodically. Losses from unsuccessful launches and in-orbit failures of the Company's satellites, net of insurance proceeds, are recorded in the period a loss occurs.

Cost in Excess of Net Assets Acquired

On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), which addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. In connection with the adoption, the Company recorded a non-cash charge for the cumulative effect of the change in accounting principle of $892 million, see Note 7. Prior to January 1, 2002, the excess of the cost of purchased businesses over the fair value of net assets acquired was being amortized over 40 years using the straight-line method. Accumulated amortization was $113.0 million as of December 31, 2001.

Valuation of Long-Lived Assets and Cost in Excess of Net Assets Acquired

The carrying value of Loral's long-lived assets, including investments in and advances to affiliates, and, prior to 2002, cost in excess of net assets acquired, is reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. The Company looks to current and future profitability, as well as current and future undiscounted cash flows, excluding financing costs, as primary indicators of recoverability. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Fair value is determined based on quoted market values, discounted cash flows or appraisals, as appropriate in the circumstances. See New Accounting Pronouncements.

2. Summary of Significant Accounting Policies — (Continued)

Deposits

Deposits primarily represent prepaid amounts on satellite launch vehicles which are expected to be utilized for the launch of customer or Company-owned satellites.

Investments in Available-For-Sale Securities and Other Securities

The Company's investments in publicly traded common stock are classified as available-for-sale, and are recorded at fair value, with the resulting unrealized gain or loss excluded from net loss and reported as a component of other comprehensive income (loss) until realized (see Notes 3 and 12). In 2002, the Company determined that its investment in Fantastic common stock had an other than temporary decline in its value and recognized a loss of $1 million. In 2000, the Company sold its entire interest in Sirius Satellite Radio Inc. ("Sirius") (1.9 million shares) and 542,000 shares of Fantastic common stock, realizing net gains of $69.7 million. The Company accounts for its investment in Globalstar's $500 million credit facility at fair value, with changes in the value (net of tax) recorded as a component of other comprehensive income (loss). See Note 6.

Revenue Recognition

Revenue from satellite sales under long-term fixed-price contracts is recognized following the provisions of Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, using the cost-to-cost percentage-of-completion method. Revenue includes the basic contract price and estimated amounts for penalties and incentive payments, including award fees, performance incentives, and estimated orbital incentives discounted to their present value at launch date. Costs include the development effort required for the production of high-technology satellites, non-recurring engineering and design efforts in early periods of contract performance, as well as the cost of qualification testing requirements. Contracts are typically subject to termination for convenience or for default. If a contract is terminated for convenience by a customer or due to a customer's default, the Company is generally entitled to its costs incurred plus a reasonable profit.

Revenue under cost-reimbursable type contracts is recognized as costs are incurred; incentive fees are estimated and recognized over the contract term.

U.S. government contract risks include dependence on future appropriations and administrative allotment of funds and changes in government policies. Costs incurred under U.S. government contracts are subject to audit. Management believes the results of such audits will not have a material effect on Loral's financial position or its results of operations.

Losses on contracts are recognized when determined. Revisions in profit estimates are reflected in the period in which the conditions that require the revision become known and are estimable.

In accordance with industry practice, contracts-in-process include unbilled amounts relating to contracts and programs with long production cycles, a portion of which may not be billable within one year.

The Company provides satellite capacity and network services under lease agreements that generally provide for the use of satellite transponders and, in certain cases, earth stations and other terrestrial communications equipment for periods generally ranging from one year to the end of life of the satellite. Some of these agreements have certain obligations, including providing spare or substitute capacity, if available, in the event of satellite failure. If no spare or substitute capacity is available, the agreement may be terminated. Revenue under transponder lease and network services agreements is recognized as services are performed, provided that a contract exists, the price is fixed or determinable and collectibility is reasonably assured.

2. Summary of Significant Accounting Policies — (Continued)

Revenues under contracts that include fixed lease payment increases are recognized on a straight-line basis over the life of the lease.

Other terrestrial communications equipment represents network elements (antennas, transmission equipment, etc.) necessary to enable communication between multiple terrestrial locations through a customer-selected satellite communications service provider. Revenue from equipment sales is primarily recognized upon acceptance by the customer, provided that a contract exists, the price is fixed or determinable and collectibility is reasonably assured. Revenue from equipment sales under long-term fixed price contracts is recognized using the cost-to-cost percentage-of-completion method. Losses on contracts are recognized when determined and revisions in profit estimates are reflected in the period in which the conditions that require the revision become known and are estimable. Revenues under arrangements that include both services and equipment elements are allocated based on the relative fair values of the elements of the arrangement.

Research and Development

Independent research and development costs, which are expensed as incurred, were $16 million, $32 million and $48 million for 2002, 2001 and 2000, respectively, and are included in selling, general and administrative expenses.

Foreign Exchange Contracts

Loral enters into foreign exchange contracts as hedges against exchange rate fluctuations of future accounts receivable and accounts payable under contracts-in-process which are denominated in foreign currencies. Prior to 2001, realized and unrealized gains and losses on foreign exchange contracts designated as hedges were deferred and recognized over the lives of the related contracts-in-process. On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which among other things requires that all derivative instruments be recorded on the balance sheet at their fair value. See Note 12.

Stock-Based Compensation

As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), Loral accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and its interpretations. The Company accounts for stock-based awards to non-employees in accordance with SFAS 123 and its interpretations (see New Accounting Pronouncements).

Income Taxes

As a Bermuda company, Loral Space & Communications Ltd. is subject to U.S. federal, state and local income taxation at regular corporate rates plus an additional 30% "branch profits" tax on any income that is effectively connected with the conduct of a U.S. trade or business. Loral's U.S. subsidiaries are subject to regular corporate tax on their worldwide income.

Deferred income taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying statutory tax rates in effect for the year during which the differences are expected to reverse. The deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that the deferred tax assets will not be realized. See Note 9.

2. Summary of Significant Accounting Policies — (Continued)

New Accounting Pronouncements

SFAS 143

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt SFAS 143 on January 1, 2003. The Company believes that there will be no effect on the Company's consolidated financial position or results of operations upon the adoption of SFAS 143 on January 1, 2003.

SFAS 144

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. The Company has determined that there was no effect on the Company's consolidated financial position or results of operations upon the adoption of SFAS 144 on January 1, 2002.

SFAS 145

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 generally requires that any gains or losses on extinguishment of debt in current or prior periods be classified as other income (expense), beginning in fiscal 2003, with early adoption encouraged. In the fourth quarter of 2002, the Company adopted the provisions of SFAS No. 145 and reclassified the previously recorded extraordinary gain of $34 million on Loral Orion's debt exchanges in 2001 to gain on debt exchanges and investments, net in its consolidated statements of operations (see Note 8).

SFAS 146

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 replaces EITF Issue No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

SFAS 148

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure ("SFAS 148"), an amendment of SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for

2. Summary of Significant Accounting Policies — (Continued)

stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the amended disclosure requirements and will include such amended disclosures in its future quarterly and annual filings.

Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, six to twelve months following vesting; stock volatility, 90% in 2002, 75% in 2001, and 45% in 2000; risk free interest rate, 3.6% to 6.6% based on date of grant; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. The following table summarizes what the Company's pro forma net loss and pro forma loss per share would have been if the fair value method under SFAS 123 was used (in millions):

	For the Years Ended December 31,		
	2002	2001	2000
Reported loss before cumulative effect of change in accounting principle	$ (578.9)	$(194.7)	$(1,469.7)
Add: Total stock based compensation charged to operations under the intrinsic value method, net of taxes	1.0		
Less: Total stock based employee compensation determined under the fair value method for all awards, net of taxes	(15.9)	(15.5)	(15.8)
Pro forma net loss before cumulative effect of change in accounting principle	(593.8)	(210.2)	(1,485.5)
Cumulative effect of change in accounting principle	(890.3)	(1.7)	—
Pro forma net loss	(1,484.1)	(211.9)	(1,485.5)
Preferred dividends	(89.2)	(80.7)	(67.5)
Pro forma net loss applicable to common shareholders	$(1,573.3)	$(292.6)	$(1,553.0)
Reported basic and diluted loss per share before cumulative effect of change in accounting principle	$ (1.79)	$ (0.86)	$ (5.20)
Pro forma basic and diluted loss per share before cumulative effect of change in accounting principle	(1.83)	(0.90)	(5.25)
Reported loss per share applicable to common shareholders	(4.18)	(0.86)	(5.20)
Pro forma loss per share applicable to common shareholders	(4.22)	(0.90)	(5.25)

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after

2. Summary of Significant Accounting Policies — (Continued)

December 15, 2002. The Company adopted the disclosure provisions of FIN 45 during the fourth quarter of 2002. The Company is currently evaluating the recognition provisions of FIN 45.

Reclassifications

Certain reclassifications have been made to conform prior year amounts to the current year's presentation.

3. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows (in thousands):

	December 31,		Years ended December 31,		
	2002	2001	2002	2001	2000
Cumulative translation adjustment	$ (1,909)	$(1,905)	$ (4)	$ (392)	$ (1,248)
Derivatives classified as cash flow hedges, net of taxes:					
Cumulative transition adjustment			—	1,220	—
Net (decrease) increase in foreign currency exchange contracts			(1,142)	13,125	—
Reclassifications into revenue and cost of sales from other comprehensive income			(1,534)	(10,983)	—
Unrealized net gains (losses) on derivatives	686	3,362	(2,676)	3,362	—
Increase (decrease) in unrealized gains on available-for-sale securities, net of taxes	7,484	20,087	(12,603)	(12,314)	22,937
Minimum pension liability adjustment	(64,683)	(757)	(63,926)	(757)	—
Less: realized losses (gains) on available-for-sale securities included in net loss	1,189	—	1,189	—	(69,708)
Accumulated other comprehensive income (loss)	$(57,233)	$20,787	$(78,020)	$(10,101)	$(48,019)

As of December 31, 2002, the Company anticipates reclassifying $2.5 million of the balance of derivatives classified as cash flow hedges in OCI to earnings in the next year. See Note 9 for the related tax amounts for the table above.

4. Contracts-in-Process and Long-Term Receivables

Contracts-in-Process

	December 31,	
	2002	2001
	(in thousands)	
U.S. government contracts:		
Amounts billed	$ 1,735	$ 1,613
Unbilled receivables	4,829	3,650
	6,564	5,263

4. **Contracts-in-Process and Long-Term Receivables — (Continued)**

	December 31,	
	2002	**2001**
	(in thousands)	
Commercial contracts:		
Amounts billed	62,002	157,153
Unbilled receivables	44,588	11,776
	106,590	168,929
	$113,154	$174,192

Unbilled amounts include recoverable costs and accrued profit on progress completed, which have not been billed. Such amounts are billed in accordance with the contract terms, typically upon shipment of the product, achievement of contractual milestones, or completion of the contract and, at such time, are reclassified to billed receivables.

Long-Term Receivables

Billed receivables relating to long-term contracts are expected to be collected within one year. Loral classifies billings deferred and the orbital component of unbilled receivables expected to be collected beyond one year as long-term. Receivable balances related to satellite orbital incentive payments and billings deferred as of December 31, 2002 are scheduled to be received as follows (in thousands):

	Long-Term Receivable
2003	$ 17,582
2004	19,827
2005	19,618
2006	19,548
2007	17,718
Thereafter	86,480
	180,773
Less, current portion included in contracts-in-process	(17,582)
Long-term receivables	$163,191

As of December 31, 2002, Loral owed orbital incentive obligations of $35.7 million to a subcontractor for which Loral has a corresponding long-term receivable from the customer. Payments of such amounts for the years 2003 through 2007 are as follows (in millions): $4.1, $4.1, $3.7, $4.2 and $4.1 and are contingent upon collection of the related receivables.

5. **Property, Plant and Equipment**

	December 31,	
	2002	2001
	(in thousands)	
Land and land improvements	$ 24,761	$ 25,206
Buildings	85,664	79,142
Leasehold improvements	21,633	21,770
Satellites in-orbit, including satellite transponder rights of $298.4 million	1,642,175	1,642,175
Satellites under construction	554,453	469,762
Earth stations	71,777	68,741
Equipment, furniture and fixtures	279,033	273,729
Other construction in progress	27,759	43,174
	2,707,255	2,623,699
Accumulated depreciation and amortization	(809,912)	(646,343)
	$1,897,343	$1,977,356

Depreciation and amortization expense for property, plant and equipment was $182.9 million, $192.8 million and $182.4 million in 2002, 2001 and 2000, respectively. Accumulated depreciation and amortization as of December 31, 2002 and 2001 includes $74.7 million and $51.8 million, respectively, related to satellite transponders where Loral has the rights to transponders for the remaining life of the related satellite.

The transponder capacity on satellites in-orbit are either leased by customers or held for lease by the Company. Future minimum lease receipts due from customers under long-term operating leases for transponder capacity on the Company's satellites in-orbit and for service agreements as of December 31, 2002, are as follows (in thousands):

2003	$ 253,258
2004	201,754
2005	151,974
2006	114,197
2007	105,641
Thereafter	454,087
	$1,280,911

On September 20, 2002, Loral, through its Loral Orion subsidiary, entered into an agreement with APT pursuant to which Loral will purchase a 50% interest in the Telstar 18/Apstar V satellite, a satellite under construction by SS/L for APT. Loral's aggregate purchase price for its 50% interest in the satellite is $115.1 million, representing 50% of the current estimated project cost of constructing, launching and insuring the Telstar 18/Apstar V satellite, which purchase price will be adjusted if the actual project cost is greater or less than $230.2 million. In addition, Loral has agreed to bear the cost of modifying the footprint of one of the Ku-band beams on the satellite. Pursuant to Loral's agreement with APT, Loral will pay one-half of the purchase price prior to launch for 13.5 transponders on the satellite, a portion of which will be funded by existing launch vehicle deposits. The corresponding cumulative costs relating to these transponders have been reflected as satellites under construction on Loral's condensed consolidated balance sheet as of December 31, 2002. Subject to certain acceleration rights on the part of Loral, the remainder of the purchase price for the second 13.5 transponders will be paid by Loral Orion as follows: on the second anniversary of the satellite's in-service date, $10.66 million for 2.5 additional transponders; on the third anniversary of the satellite's in-service date, $12.79 million for three additional transponders; and on each of the fourth and fifth anniversaries of the

5. Property, Plant and Equipment — (Continued)

satellite's in-service date, $17.05 million for four additional transponders. Title to these transponders will pass to Loral upon its payments thereon. This agreement results in a proportionate amount of the Telstar 18/ Apstar V satellite becoming a self-constructed asset in Loral's condensed consolidated financial statements. For the year ended December 31, 2002, $71 million of revenues and $14 million of profits were included in intercompany eliminations to reflect this amended arrangement with APT. Amounts attributable to the transponders to be acquired from APT in the future of $23 million are being treated for accounting purposes as a repurchase obligation based on the present value of such obligations and are included in satellites under construction and long-term liabilities on Loral's consolidated balance sheet as of December 31, 2002. As a result of finalizing the Telstar 18/Apstar V launch arrangements in March 2003, Loral agreed to take two fewer transponders without any corresponding change to the transponder cost borne by each of the parties.

6. Investments in and Advances to Affiliates

Investments in and Advances to Affiliates consists of (in thousands):

	December 31,	
	2002	2001
Satmex equity investments	$50,761	$ 74,554
Europe*Star equity investments and advances	—	82,346
XTAR equity investment	24,575	2,781
Globalstar:		
Acquired notes and loans ($630 million and $624 million principal and accrued interest as of December 31, 2002 and 2001 respectively	20,107	32,674
Vendor financing ($250 million and $249 million principal and accrued interest as of December 31, 2002 and 2001, respectively)	—	—
	$95,443	$192,355

Equity in net (losses) income of affiliates consists of (in thousands):

	Years ended December 31,		
	2002	2001	2000
Satmex, net of taxes	$(25,067)	$(12,046)	$ 18,786
Europe*Star, net of taxes	(41,586)	(28,110)	(6,499)
XTAR, net of taxes	(7,017)	(498)	—
Globalstar and Globalstar service provider partnerships, net of taxes	(2,610)	(24,915)	(1,294,675)
Other affiliates, net of taxes	—	(1,108)	(12,522)
	$(76,280)	$(66,677)	$(1,294,910)

6. **Investments in and Advances to Affiliates — (Continued)**

The consolidated statements of operations reflect the effects of the following amounts related to transactions with or investments in affiliates (in thousands):

	Years ended December 31,		
	2002	2001	2000
Revenues	$ 85,920	$100,924	$161,730
Interest and investment income	1,177	1,177	70,616
Interest expense capitalized on development stage enterprises	1,252	120	4,846
Profits relating to affiliate transactions not eliminated	9,887	3,735	26,630
Elimination of Loral's proportionate share of profits relating to affiliate transactions	(10,921)	(1,527)	(7,245)
Amortization of deferred credit, excess carrying value, capitalized interest and profits relating to investments in affiliates	(508)	(538)	29,444

Satmex

In connection with the privatization of Satmex by the Mexican Government of its fixed satellite services business, Loral and Principia formed a joint venture, Firmamento Mexicano, S.A. de R.L. de C.V. ("Holdings"). In 1997, Holdings acquired 75% of the outstanding capital stock of Satmex. As part of the acquisition, Servicios Corporativos Satelitales, S.A. de C.V. ("Servicios"), a wholly owned subsidiary of Holdings, issued a seven-year Government Obligation ("Government Obligation") to the Mexican Government in consideration for the assumption by Satmex of the debt incurred by Servicios in connection with the acquisition. The Government Obligation had an initial face amount of $125 million, which accretes at 6.03% and expires in December 2004. The debt of Satmex and Holdings is non-recourse to Loral and Principia. However, Loral and Principia have agreed to maintain assets in a collateral trust in an amount equal to the value of the Government Obligation through December 30, 2000 and, thereafter, in an amount equal to 1.2 times the value of the Government Obligation until maturity. As of December 31, 2002, Loral and Principia have pledged their respective shares in Holdings in such trust. Loral has a 65% economic interest in Holdings and a 49% indirect economic interest in Satmex. Loral accounts for Satmex using the equity method. The covenants of Satmex's debt instruments restrict the ability of Satmex to pay dividends to Loral.

In August 2000, Satmex announced that its Solidaridad 1 satellite ceased operation and was irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications (now Boeing Satellite Systems "Boeing") and launched in 1994, experienced a failure of its primary control processor in April 1999, and had been operating on its back-up processor since that time. The majority of Solidaridad 1 customers were provided replacement capacity on other Satmex satellites or on satellites operated by Loral Skynet. The loss of Solidaridad 1 was fully covered by insurance proceeds. In connection with this loss, Satmex recognized after-tax gains of $5 million in 2002 and 2001 and $67 million in 2000, which resulted from the insurance proceeds in excess of the carrying amount of the satellite and the estimated incremental costs associated with providing replacement capacity, as required by its contracts with its customers. Satmex has contracted with SS/L to build a replacement satellite, known as Satmex 6, for $130 million which is scheduled to be launched in the third quarter of 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. SS/L had a receivable from Satmex at December 31, 2002 of $4 million pertaining to Satmex 6.

6. Investments in and Advances to Affiliates — (Continued)

Satmex is currently pursuing loans supported by export credit agencies to raise additional financing for its Satmex 6 satellite project. On March 6, the Export Import Bank of the United States ("Eximbank"), pursuant to a meeting of its Board of Directors, referred the Satmex loan guaranty application to the United States Congress. Pending a mandatory 35-day review period, Satmex expects the application to return to the Eximbank board for formal approval. There can be no assurance that Satmex will be able to obtain such approval. These export loans, and certain additional financings, will be needed by Satmex to fund the Satmex 6 project and repay existing secured debt. If Satmex is unable to successfully obtain the export loans and this additional financing, the Company's investment in Satmex and receivables therefrom may be adversely affected.

At December 31, 2002, Solidaridad 2 had a remaining estimated useful life of six years. Solidaridad 2 was also manufactured by Boeing and is similar in design to Solidaridad 1 and to other Boeing satellites which have experienced in-orbit component failures. While Satmex was able to obtain a renewal of the in-orbit insurance for Solidaridad 2 in November 2002, this policy does not insure against an in-orbit failure due to the loss of the satellite's control processor, the same component that caused the loss of Solidaridad 1 and other Boeing satellites. An uninsured loss of the satellite could have a material adverse effect on Satmex's results of operations and financial condition.

In May 2000, Satellites Enigma S.A. de C.V., a subsidiary of Principia, exercised its option to purchase 104,105 shares of Satmex's preferred stock from Loral for $6.6 million in cash and Loral realized a gain of $1 million, which is included in gain on investments on Loral's consolidated statements of operations.

The following table presents summary financial data for Satmex as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 (in thousands):

	Years ended December 31,		
	2002	2001	2000[1]
Statement of operations data:			
Revenues	$ 85,011	$128,044	$136,441
Operating income (loss)	(1,388)	35,095	34,315
Net income (loss)	(19,932)	(3,112)	55,184
Net income (loss) applicable to common stockholders	(21,440)	(4,619)	53,677

	December 31,	
	2002	2001
Balance sheet data:		
Current assets	$ 51,857	$ 200,507
Total assets	1,011,094	1,089,278
Current liabilities	31,036	44,791
Long-term debt	523,374	555,000
Long-term liabilities	88,005	100,879
Shareholders' equity	368,677	388,608

[1] During 2000, Satmex recognized an after-tax gain of $67 million from its net insurance recovery on the loss of a satellite.

*Europe*Star*

Europe*Star, a joint venture between Loral and Alcatel that owns and operates the Europe*Star 1 satellite, commenced service in 2001 and is a member of the Loral Global Alliance, which is led by Loral

6. Investments in and Advances to Affiliates — (Continued)

Skynet. In the fourth quarter of 2002, the Company's investment in Europe*Star was reduced to zero, as the Company recorded valuation allowances of $38 million on vendor financing provided on the Europe*Star program and on receivables related to Europe*Star due to collection concerns and recorded an impairment charge relating to its investment in Europe*Star of $7 million. As a result, any future losses attributable to Europe*Star will not be recognized by Loral. During 2001 and 2000, Loral invested $4 million and $6 million, respectively, in Europe*Star. As of December 31, 2002 Loral owned 47% of Europe*Star. Pursuant to the terms of the shareholders agreement, Loral has permitted Alcatel to fund additional expenditures to develop Europe*Star's business and infrastructure through $181 million in loans to the venture, which Alcatel claims are payable on demand.

The following table presents summary financial data for Europe*Star as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 (in thousands):

	Years ended December 31,		
	2002	2001	2000
Statement of operations data:			
Revenues	$ 16,090	$ 13,743	$ —
Operating loss	(23,162)	(33,714)	(14,391)
Net loss applicable to shareholders	(74,773)	(58,995)	(15,338)

	December 31,	
	2002	2001
Balance sheet data:		
Current assets	$ 2,320	$ 5,186
Total assets	332,327	383,884
Current liabilities	86,976	82,942
Long-term liabilities	4,088	10,423
Loans from partners'	263,215	237,698
Net partners' (deficit) capital	(21,952)	52,821

XTAR

XTAR, a joint venture between Loral and Hisdesat Servicios Estrategicos, S.A. ("Hisdesat"), a consortium comprised of leading Spanish telecommunications companies, including Hispasat, S.A., and agencies of the Spanish government, plans to construct and launch an X-band satellite to provide X-band services to government users in the United States and Spain, as well as other friendly and allied nations. XTAR is owned 56% by Loral (accounted for under the equity method since the Company does not control certain significant operating decisions) and 44% by Hisdesat. In addition, XTAR has agreed to lease certain transponders on the Spainsat satellite, which is being constructed for Hisdesat. As of December 31, 2002, the partners, in proportion to their respective ownership interests, have contributed $55 million to XTAR. XTAR is seeking to raise the remaining amount of the funds it needs to construct and launch its satellite through vendor and other third-party financings. If XTAR is unable to raise the remaining funds it needs to construct, launch and operate its satellite, it would adversely effect the Company's investment in XTAR. Loral has no further obligations with respect to XTAR. SS/L is currently constructing both the XTAR and Spainsat satellites under contracts aggregating $185 million and is eliminating profit on these contracts to the extent of the Company's beneficial interest in XTAR.

6. Investments in and Advances to Affiliates — (Continued)

Globalstar

The Company accounts for its investment in Globalstar on the equity method due to its inability to control significant operating decisions at Globalstar. In 2000, Loral's allocated share of Globalstar's losses and Globalstar's impairment charges reduced Loral's investment in and advances to Globalstar to zero (see below). Accordingly, there is no longer any requirement for Loral to provide for its allocated share of Globalstar's net losses subsequent to December 31, 2000. The Company accounts for its investment in Globalstar's $500 million credit facility at fair value, with changes in the value (net of tax) recorded as a component of other comprehensive loss (see Notes 3 and 12 to Loral's consolidated financial statements). The Company recorded unrealized net (losses) gains after taxes as a component of other comprehensive (loss) income of $(13) million, $(12) million and $33 million in 2002, 2001 and 2000, respectively, in connection with this security.

During 2002, the Company recorded a $9 million charge to equity in net losses of affiliates relating to liabilities it had guaranteed in connection with a Globalstar service provider partnership, which were paid in 2002.

In connection with recording its share of Globalstar's operating losses in 2000 (see below), the Company recorded as a charge to equity in net losses of affiliates of $22.3 million representing the estimated probable uncollectible costs relating to subcontractor obligations to be incurred by the Company on Globalstar's behalf. In 2002, the Company recovered a claim with a vendor on the Globalstar program. Of this recovery, $14 million ($8 million after taxes) is reflected in the statement of operations as equity income related to Globalstar, which, when combined with the recovery of $8.5 million ($5.5 million, after taxes) recorded in 2001, fully offset the probable uncollectible costs originally recorded. Globalstar or its creditors may assert a claim to some portion or all of the 2002 recovery. If so, the Company will vigorously dispute any such claim.

On February 15, 2002, Globalstar and certain of its direct subsidiaries filed voluntary bankruptcy petitions under Chapter 11 of Title 11, United States Code in the United States Bankruptcy Court for the District of Delaware (the "Court"). In connection therewith, Loral/Qualcomm Satellite Services, L.P., the managing general partner of Globalstar, its general partner, Loral/Qualcomm Partnership, L.P. ("LQP"), and certain of Loral's subsidiaries that serve as general partners of LQP also filed voluntary bankruptcy petitions with the Court. As a result of Globalstar's bankruptcy petition, several of Globalstar's debt facilities and other debt obligations have been accelerated and are immediately due and payable. Subcontractors have assumed $74 million of vendor financing that SS/L has provided to Globalstar at December 31, 2002, which includes $47 million which is non-recourse to SS/L in the event of non-payment by Globalstar due to bankruptcy and is included in long-term liabilities in the consolidated balance sheets.

On February 25, 2003, Globalstar entered into, and on March 6, 2003, the Court approved, a debtor-in-possession ("the DIP Agreement") credit agreement with Blue River Capital LLC, Columbia Ventures Corporation, ICO Investment Corp., Iridium Investors, LLC and Loeb Partners Corp. Pursuant to this DIP Agreement, these five lenders, of whom three are members of Globalstar's official unsecured creditors' committee, will make up to $10 million available to Globalstar on the terms and subject to the conditions set forth in the DIP Agreement. The Court also granted Globalstar's motion to establish, and Globalstar has commenced, a process to find potential outside investors to help the company emerge from bankruptcy. There can be no assurance that Globalstar will be successful in finding such additional investors, that Globalstar and its creditors will be able to reach an agreement with any interested investors, that any proposed plan of reorganization for Globalstar will be approved by the Court or that Globalstar will be successfully reorganized.

On March 14, 2003, Loral signed a term sheet with Globalstar and Globalstar's official creditors committee to resolve certain issues related to Globalstar and Globalstar's restructuring. Among other things, the settlement incorporated in the term sheet, which is subject to definitive documentation and approval by

6. **Investments in and Advances to Affiliates — (Continued)**

the Court (as to which there can be no assurance), Globalstar would grant to Loral, subject to certain conditions, a general release of all claims Globalstar might have against Loral; the parties would seek to provide Loral with one seat on the board of directors of reorganized Globalstar; approximately 50% of Loral's unsecured claims against Globalstar would be allowed, or approximately $438 million; and the debt owed to Globalstar by three foreign service providers in which Loral has a substantial equity interest (Globalstar do Brasil, Globalstar de Mexico and GlobalTel), of an aggregate of $7.2 million would be eliminated. In consideration, Loral would transfer to Globalstar eight spare satellites ordered by Globalstar but not fully paid for; certain agreements that provided a joint venture in which Loral is a participant with exclusivity in marketing certain Globalstar services in the U.S. would be terminated, with a new joint venture being formed among Globalstar and Loral to exclusively market Globalstar services to certain governmental agencies in the U.S.; the FCC license authorizing the Globalstar service, which in any event was being held by a joint venture in which Loral is a participant for the exclusive benefit of Globalstar, would be transferred to Globalstar; Loral's equity interest in the Globalstar Canadian service provider would be transferred to Globalstar; a $10 million obligation of the Canadian service provider owed to Loral at December 31, 2002 would be reduced by $7.2 million and the remaining debt obligation would be converted from a demand note into a five-year term note; Loral's unsecured claims against Globalstar would be reduced by approximately 50% or approximately $438 million; the unused prepayment ($2,260,000) on a Globalstar contract under which there is a stop work order would be returned to Globalstar by Loral; a $250,000 termination fee that may come due under that contract would be waived; Loral would cooperate toward a reorganization of Globalstar; and the Loral employees on Globalstar's management committee would resign. Loral does not expect any material impact on its results of operations or financial position as a result of this settlement.

The Company's investment in Globalstar related activities on its balance sheet as of December 31, 2002 was $20 million, representing the fair value of its investment in Globalstar's $500 million credit facility which was based on the trading values of Globalstar's public debt at December 31, 2002. If Globalstar is unable to effectuate a successful restructuring, the Company's remaining investment in Globalstar's $500 million credit facility would be impaired, which would have no effect on the Company's results of operations. Loral's investment in the operations of those Globalstar service provider ventures in which it participates as an equity owner was $1 million in 2002 and is expected to be zero in 2003. In 2002, the Company paid $10 million it had guaranteed in connection with a Globalstar service provider partnership. These Globalstar service providers have constructed and operate gateways, are licensed to provide services and, through their sales and marketing organizations, are actively selling Globalstar service, in their respective territories. As of December 31, 2002, the Company's direct and indirect investment in connection with Globalstar related activities included about 38% of Globalstar's common equity (including GTL common stock), about 27% of its debt, an investment in Globalstar Telecommunications Limited preferred stock and investments in and advances to Globalstar service provider partnerships. The Company also has 3.45 million warrants to acquire Globalstar partnership interests at $91 per interest. As of December 31, 2002, the market value of the 9.9 million shares of GTL stock owned by Loral, based on the last reported sale was $0.5 million. The Company has outstanding options to certain of its officers and directors to purchase approximately 16% of the GTL common shares owned by Loral, at an exercise price of $7.09 per share.

During 2000, Loral recorded after-tax charges of approximately $1.4 billion ($1.7 billion pre-tax) related to Loral's investments in and advances in connection with Globalstar related activities, consisting of Loral's share of after-tax operating losses of $1.29 billion or approximately $1.6 billion on a pre-tax basis (including approximately $882 million representing Loral's after-tax share of Globalstar's impairment charges or approximately $1.2 billion on a pre-tax basis) and after-tax impairment charges of $112 million ($125 million pre-tax), resulting from the write-down of investments in and advances to Globalstar service provider partnerships to their estimated fair values as of December 31, 2000.

6. Investments in and Advances to Affiliates — (Continued)

SS/L was the prime contractor for the construction and launch of Globalstar's satellites, under construction contracts aggregating approximately $2.2 billion, which are substantially complete. SS/L awarded subcontracts to third parties, including other investors in Globalstar, for substantial portions of the work under these contracts.

The following table presents summary financial data for Globalstar for the year ended December 31, 2000 (in thousands):

	Year Ended December 31, 2000
Statement of operations data:	
Revenues	$ 3,650
Operating loss (including an impairment charge of $2,939,790 in 2000)	3,472,998
Net loss	3,785,671
Preferred distributions	30,730
Net loss applicable to ordinary partnership interests	3,816,401

Other Affiliates

Other affiliate equity investments include Loral's investment in Mabuhay Space Holdings Limited ("Mabuhay"), which owns and operates certain satellite transponders. As of December 31, 2000, the Company's investment in Mabuhay was reduced to zero, as the Company recorded impairment charges relating to its investment in Mabuhay in 2000 of $12 million, net of related tax benefits.

7. Accounting for Goodwill and Other Acquired Intangible Assets

On January 1, 2002, the Company adopted SFAS 142, which addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment. SFAS 142 also changed the evaluation criteria for testing goodwill for impairment from an undiscounted cash flow approach, which was previously utilized under the guidance in Accounting Principles Board Opinion No. 17, Intangible Assets, to a test based on fair value. Fair value is determined by the amount at which an asset or liability could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and must be used as the basis for the measurement, if available. If quoted market prices are not available, the estimate of fair value must be based on the best information available, including prices for similar assets and liabilities and the results of using other valuation techniques, such as public company trading multiples, future discounted cash flows and merger and acquisition transaction multiples.

Goodwill

In accordance with SFAS 142, the Company's previously recognized cost in excess of net assets acquired ("goodwill") of $892 million for business acquisitions accounted for under the purchase method of accounting completed prior to July 1, 2001, was reviewed under the new transitional guidance as of January 1, 2002. Goodwill had been previously assigned to the Company's business segments as follows (based on the net book value at December 31, 2001): FSS $597 million, satellite manufacturing and technology $286 million and data services $9 million. The Company hired professionals in the valuation consulting business to determine the fair

7. Accounting for Goodwill and Other Acquired Intangible Assets — (Continued)

value of each of the Company's reporting units. Since there were no quoted market prices in active markets for the Company's reporting units, the measurement of fair value for each reporting unit was based on the best information available for that reporting unit, including reasonable and supportable assumptions and projections, as follows: (1) FSS — public company trading multiples, (2) satellite manufacturing and technology — future discounted cash flows, and (3) data services — merger and acquisition transaction multiples. Based on the fair values concluded on by those professionals, management determined that the goodwill for each of the Company's reporting units under the new guidance in SFAS 142 was fully impaired. Accordingly, as of January 1, 2002, the Company recorded a non-cash charge for the cumulative effect of the change in accounting principle of $890 million.

The charge is the result of a change in the evaluation criteria for goodwill from an undiscounted cash flow approach which was previously utilized under the guidance in Accounting Principles Board Opinion No. 17, Intangible Assets, to the fair value approach which is stipulated in SFAS 142.

The following table presents the actual financial results and as adjusted financial results without the amortization of goodwill for the Company for the years ended December 31, 2001 and 2000 (in thousands, except per share amounts):

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Actual	As Adjusted	Actual	As Adjusted
Reported loss before cumulative effect of change in accounting principle	$(194,719)	$(194,719)	$(1,469,678)	$(1,469,678)
Add back amortization of goodwill, net of taxes	—	26,628	—	50,438[1]
Loss before cumulative effect of change in accounting principle	(194,719)	(168,091)	(1,469,678)	(1,419,240)
Cumulative effect of change in accounting principle, net of taxes	(1,741)	(1,741)	—	—
Net loss	(196,460)	(169,832)	(1,469,678)	(1,419,240)
Preferred dividends	(80,743)	(80,743)	(67,528)	(67,528)
Net loss applicable to common shareholders	$(277,203)	$(250,575)	$(1,537,206)	$(1,486,768)
Reported basic and diluted loss per share before cumulative effect of change in accounting principle		$ (0.86)		$ (5.20)
Add back goodwill amortization per share		0.09		0.17
As adjusted loss per share before cumulative effect of change in accounting principle		(0.77)		(5.03)
Cumulative effect of change in accounting principle		—		—
Adjusted loss per share		$ (0.77)		$ (5.03)

[1] Includes $24 million reflected in equity in net losses of affiliates.

7. Accounting for Goodwill and Other Acquired Intangible Assets — (Continued)

Other Acquired Intangible Assets

The Company evaluated the useful lives of its other acquired intangible assets in connection with the adoption of SFAS 142 and determined that no changes to the useful lives were necessary.

Other acquired intangible assets are included in other assets in the Company's consolidated balance sheets as follows (in millions):

	December 31, 2002		December 31, 2001	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Regulatory fees	$22.7	$ (4.6)	$22.7	$(3.0)
Other intangibles	13.0	(8.4)	13.0	(6.6)
Total	$35.7	$(13.0)	$35.7	$(9.6)

The weighted average remaining amortization period for regulatory fees was eight years and for other intangibles was three years, as of December 31, 2002.

Total pre-tax amortization expense for other acquired intangible assets was $3.4 million for each of the three years in the period ended December 31, 2002. Annual pre-tax amortization expense for other acquired intangible assets for the five years ended December 31, 2007 is estimated to be as follows (in millions):

2003	$3.4
2004	3.3
2005	2.5
2006	1.4
2007	1.4

8. Long-Term Debt

	December 31,	
	2002	2001
	(in thousands)	
Loral Orion 10.00% senior notes due 2006:		
Principal amount	$ 612,704	$ 612,704
Accrued interest (deferred gain on debt exchanges)	245,080	291,034
Loral Satellite term loan, 5.60% and 5.64% at December 31, 2002 and 2001, respectively	249,000	294,000
Loral Satellite revolving credit facility, 4.67% and 5.14% at December 31, 2002 and 2001, respectively	179,000	136,000
LSC term loan facility, 5.03% and 4.17% at December 31, 2002 and 2001, respectively	360,000	400,000
LSC revolving credit facility, 5.05% and 4.17% at December 31, 2002 and 2001, respectively	140,000	165,000
9.50% Senior notes due 2006	350,000	350,000
Export-Import credit facility	6,434	8,580
Other	535	557
Non-recourse debt of Loral Orion:		
11.25% Senior notes due 2007 (principal amount $37 million at December 31, 2002 and 2001)	39,762	40,385
12.50% Senior discount notes due 2007 (principal amount at maturity and accreted principal amount $49 million	53,982	54,696
Other	8,028	10,185
Total debt	2,244,525	2,363,141
Less, current maturities	131,898	136,616
	$2,112,627	$2,226,525

Satellite Credit Agreement

On December 21, 2001, Loral Satellite, Inc. ("Loral Satellite"), a subsidiary of Loral Space & Communications Corporation, which in turn is a subsidiary of Loral, entered into the first amendment to the $500 million secured credit agreement dated as of November 17, 2000 by and among Loral Satellite, Bank of America as Administrative Agent, and the other lending parties thereto (the "Satellite Credit Agreement"). The first amendment provides for a $200 million revolving credit facility expiring January 7, 2005 and a term loan of which $249 million was outstanding as of December 31, 2002, subject to the following remaining amortization payment schedule: $11.25 million per quarter on March 31, 2003 through September 30, 2004 and $170 million on January 7, 2005. During the first quarter of 2003, Loral had drawn down the full amount of the revolving credit facility. The first amendment also effected certain changes to provisions relating to the collateral pool provided to lenders under the Loral Satellite credit facility and imposed additional limitations on the application of proceeds from any sale of assets from this collateral pool.

Borrowings under the Satellite Credit Agreement bear interest, at Loral Satellite's option, at various rates based on fixed margins over the lead bank's base rate or the London Interbank Offer Rate for specified periods. Loral Satellite pays a commitment fee on the unused portion of the revolver. The Satellite Credit Agreement contains financial covenants, including maintenance of a minimum collateral coverage ratio, minimum net worth and minimum EBITDA. The Satellite Credit Agreement also contains customary

8. Long-Term Debt — (Continued)

limitations, including those on indebtedness, fundamental changes, asset sales, dividends, investments, capital expenditures, creating liens (other than those created pursuant to the Satellite Credit Agreement), prepayments or amendments of indebtedness, and transactions with affiliates. During 2002, Loral Satellite paid dividends of $35 million to its parent.

The Satellite Credit Agreement is secured by certain assets of Loral Satellite, including the Telstar 6 and Telstar 7 satellites and the payments due to Loral Satellite under Globalstar's $500 million credit facility (see Note 6). Based on third party valuations, management believes that the fair value of Telstar 6 and Telstar 7 is in excess of $500 million. As of December 31, 2002, the net book value of Telstar 6 and Telstar 7 was approximately $293 million. In addition, as part of the first amendment, lenders under the Satellite Credit Agreement received a junior lien on the assets of Loral SpaceCom Corporation ("LSC") and its subsidiaries pledged in favor of the banks under the LSC Amended Credit Agreement. Loral has also agreed to guarantee Loral Satellite's obligations under the Satellite Credit Agreement, which guarantee agreement contains a minimum net worth covenant.

On March 31, 2003, Loral Satellite amended the Satellite Credit Agreement to provide for certain modifications, including to its financial covenants (the "Loral Satellite Amendment"). This amendment increased interest on outstanding loans by 50 basis points, reduced the maximum LIBOR period to three months and imposed additional requirements on Loral Satellite and its subsidiaries, including adding minimum cumulative EBITDA and minimum cash balance requirements and increasing the circumstances under which mandatory prepayment of the loans are required, including from insurance proceeds received in connection with any launch or in-orbit failure of Loral Satellite's satellites. Loral Satellite's ability to dividend funds to its parent has been substantially reduced in connection with this amendment. Under the Loral Satellite Amendment, Loral Satellite may now make dividends or loans to its parent or Loral only if such dividends or loans are applied either to effect payments on Loral's 9.5% senior notes or to effect a maximum of $5 million of payments on an intercompany note between Loral and Loral SpaceCom Corporation.

The Loral guarantee was also amended in March 2003 to provide for an adjustment to Loral's financial covenants and to impose additional restrictions on Loral's ability to pay dividends and to effect voluntary repayment or purchase of indebtedness. Moreover, under the amended guarantee, Loral's ability to make investments or otherwise make payment to any of its subsidiaries is limited to a maximum amount of $5 million.

LSC Amended Credit Agreement

On December 21, 2001, LSC entered into an Amended and Restated Credit Agreement with Bank of America, N.A., as Administrative Agent, and the other lenders parties thereto (the "LSC Amended Credit Agreement"). The LSC Amended Credit Agreement provides for a $200 million revolving credit facility expiring January 7, 2005 and a term loan of which $360 million was outstanding at December 31, 2002, subject to the following remaining amortization payment schedule: $5 million on each of March 31, June 30, September 30 and December 31, 2003; $20 million on each of March 31, June 30 and September 30, 2004; and $280 million on January 7, 2005. During the first quarter of 2003, Loral had substantially utilized the revolving credit facility through draw downs and letters of credit. Borrowings under the LSC Amended Credit Agreement bear interest, at LSC's option, at various rates based on margins over the lead bank's base rate or the London Interbank Offered Rate for specified periods. In December 2001, the margin levels were increased under the new amended agreement and were fixed through September 30, 2002. As a result of this increase in margin levels, interest costs have increased by approximately $11 million annually. Subsequent to September 30, 2002, the margin levels increased by one percent. LSC pays a commitment fee on the unused portion of the revolver.

8. Long-Term Debt — (Continued)

The LSC Amended Credit Agreement contains financial covenants of LSC and its subsidiaries, such as maintenance of interest coverage, leverage ratios and minimum net worth. The LSC Amended Credit Agreement also contains limitations on LSC and its subsidiaries, including those on indebtedness, liens, fundamental changes, asset sales, dividends, investments, capital expenditures, transactions with affiliates and certain other intercompany transactions. The LSC Amended Credit Agreement allows dividend payments to Loral if cumulative dividend payments do not exceed 50% of its cumulative consolidated net income and the ratio of its funded debt to EBITDA is less than 3.0 to 1.0. As of December 31, 2002, Loral SpaceCom had no capacity under this covenant to pay Loral any dividends.

The LSC Amended Credit Agreement is secured by substantially all of the assets of and the stock of LSC and its subsidiaries, including SS/L. LSC's obligations under the LSC Amended Credit Agreement have been guaranteed by certain of LSC's subsidiaries, including SS/L. As of December 31, 2002, the net book value of the assets that secure the LSC Amended Credit Agreement was approximately $645 million.

On March 31, 2003, LSC further amended the LSC Amended Credit Agreement to provide for additional modifications, including to LSC's financial covenants (the "LSC Amendment"). This amendment increased interest on outstanding loans by 50 basis points, reduced the revolver commitment by $2 million and the maximum LIBOR period to three months and imposed additional requirements on LSC and its subsidiaries, including adding minimum cumulative EBITDA and cash balance requirements and increasing the circumstances under which mandatory prepayment of the loans are required, including from insurance proceeds received in connection with any launch or in orbit failure of Loral Skynet's satellites. The amendment also imposed additional restrictions on LSC and its subsidiaries, including further restricting their ability to incur capital expenditures, sell assets, incur debt, provide vendor financing and make investments. Under the LSC Amendment, LSC cannot, without the consent of its lenders, make further expenditures for the launch and insurance of Telstar 8, for which $271 million is included in satellites under construction at December 31, 2002. Moreover, if LSC is not successful in effecting certain asset sales by June 30, 2003, LSC may not, subject to certain limited exceptions, incur any further capital expenditures. The lenders under the LSC facilities also received a junior lien on the stock of Loral Satellite as part of this amendment.

In connection with the amendment of the LSC and the Loral Satellite credit facilities, Loral agreed to the continued retention of a financial advisor to assist it in various matters, including advising the Company on strategic alternatives, which may include asset sales and other actions to reduce indebtedness. Loral has also agreed to hire a financial officer, whose appointment, and scope of work and authority will be subject to the reasonable approval of certain of the lenders under the two credit facilities. This financial officer will work closely with Loral's management and financial advisor regarding various matters, including communicating with the lenders under the two bank facilities.

Loral Orion Indentures

On December 21, 2001, Loral Orion issued $613 million principal amount of 10% senior notes due 2006 and guaranteed by Loral, in exchange for the extinguishment of $841 million principal amount of Loral Orion 11.25% senior notes due in 2007 and 12.5% senior discount notes due 2007 as discussed below. As part of the exchange, Loral issued to the new note holders 6.04 million five-year warrants to purchase Loral common stock at a price of $2.37 per share. The warrants were valued at $7 million using the Black Scholes option pricing model with the following assumptions: stock volatility, 75%, risk free interest rate, 4.36%, and no dividends during the expected term. As of December 31, 2002, principal amount of $37 million of the existing 11.25% senior notes and principal amount of $49 million of the existing 12.5% senior discount notes remain outstanding at their original maturities and interest rates.

8. Long-Term Debt — (Continued)

The interest rate on the 10% senior notes is a reduction from the 11.25% interest rate on the existing senior notes and the 12.5% rate on the existing senior discount notes. Interest is payable semi-annually on July 15 and January 15, beginning July 15, 2002. As a result of the lower interest rate and the $229 million reduction in principal amount of debt, Loral Orion's annual cash interest payments will be reduced by approximately $39 million. Under U.S. generally accepted accounting principles dealing with debt restructurings, in 2001 the Company recorded a gain of $34 million on the exchange, after expenses of $8 million, see New Accounting Pronouncements. The carrying value of the 10% senior notes on the balance sheet at December 31, 2002 was $858 million, although the actual principal amount of the 10% senior notes is $613 million. The difference between this carrying value and the actual principal amount of the 10% senior notes is being amortized over the remaining life of the 10% senior notes, fully offsetting interest expense through maturity of the 10% senior notes. The indenture relating to the 10% senior notes contains covenants, including, without limitation, restrictions on Loral Orion's ability to pay dividends or make loans to Loral.

In connection with the consummation of the exchange offer, LSC canceled its $79.7 million intercompany note issued to it by Loral Orion, which ranked pari passu to the senior debt, in exchange for the transfer of Loral Orion's data services business and the issuance of a new note to LSC in the principal amount of $29.7 million due 2006, having an interest rate of 10% per annum payable in kind, subordinated to Loral Orion's 10% senior notes. Loral Orion's data services business was transferred to a newly-formed subsidiary of Loral, which assumed the name "Loral CyberStar, Inc".

In connection with the Loral Orion acquisition in 1998, the carrying value of the senior notes and senior discount notes were increased to reflect a fair value adjustment based on quoted market prices at the date of acquisition. Such adjustment resulted in effective interest rates of 8.69% and 9.69% on the senior notes and senior discount notes, respectively, through maturity.

The Loral Orion 11.25% senior notes are due in 2007 and pay interest semi-annually. The 12.5% senior discount notes are due in 2007 and pay interest semi-annually commencing on July 15, 2002. Along with the issuance of each 11.25% senior note and 12.5% senior discount note, one warrant was originally issued to purchase shares of common stock. Upon the acquisition of Loral Orion, each warrant was converted so that it could purchase shares of Loral common stock. As of December 31, 2002, exercisable warrants for 45,297 shares of Loral common stock at an exercise price of $0.02 per share under the Loral Orion 11.25% senior notes and 83,972 shares of Loral common stock at an exercise price of $0.03 per share under the Loral Orion 12.5% senior discount notes are yet to be exercised.

Other Debt Agreements

In 1999, Loral sold $350 million principal amount of 9.5% Senior Notes due 2006 ("Senior Notes"). The Senior Notes are general unsecured obligations of Loral that: (1) are structurally junior in right of payment to all existing and future indebtedness of Loral's subsidiaries; (2) are equal in right of payment with all existing and future senior indebtedness of Loral (except as to assets pledged to secure such indebtedness); and (3) are senior in right of payment to any future indebtedness which is by its terms junior in right of payment to any senior indebtedness of Loral. Interest on the Senior Notes accrues at the rate of 9.5% per annum and is payable semi-annually on January 15 and July 15. The Senior Notes will mature on January 15, 2006. Loral may redeem all or part of the Senior Notes on or after January 15, 2003. Upon a change of control (as defined), each holder of Senior Notes will have the right to require Loral to repurchase such holder's Senior Notes at a price equal to 101% of the principal amount thereof plus accrued interest to the date of repurchase.

The Satellite Credit Agreement, LSC Amended Credit Agreement, the indenture relating to Loral Orion's 10% senior notes, and Loral's indenture relating to its 9.5% senior notes, provide for cross default or cross acceleration provisions.

8. Long-Term Debt — (Continued)

SS/L borrowed a total of $42.9 million under an export-import credit facility (the "EX-IM Facility") with a Japanese bank. The EX-IM Facility is fully secured by a letter of credit arrangement with another bank. As of December 31, 2002, no amounts remained available for borrowing under this facility. The outstanding principal is being repaid in semi-annual installments through November 1, 2005. Interest is charged at LIBOR less 1/4% and is payable semi-annually on May 1 and November 1.

The aggregate maturities of the carrying value of total debt for the years 2003 through 2007 are as follows (in millions): $131.9, $160.8, $836.7, $1,028.5 and $86.2.

On March 31, 2003, Loral entered into amendments of its Loral SpaceCom and Loral Satellite credit facilities, which among other changes, amended its financial performance covenants. At December 31, 2002, the Company was, after giving effect to the March 2003 amendments to the Loral SpaceCom and Loral Satellite credit facilities, in compliance with all of the covenants and conditions under its various lending and funding arrangements.

Loral's business plan assumes the receipt of approximately $60 million from the successful monetization of certain long-term customer receivables in 2003. While Loral has reached an agreement in principle with a third party to effect such monetization, there is no assurance that this transaction will be consummated. If Loral is unable to consummate this transaction on a timely basis, or the proceeds from such transaction are less than those assumed in the business plan, Loral's ability to fund its operations would be adversely affected. A substantial reduction in our fixed satellite services revenues or the inability of SS/L to replace existing backlog with new contracts would also adversely impact our ability to achieve our business plan. In addition, Loral's ability to fund the 2004 interest payments on its 9.5% senior notes will depend on its ability to successfully execute its business plan, which includes further asset sales. There is no assurance that Loral will be able to do so. If Loral fails to pay interest on the 9.5% senior notes when due, this will, upon expiration of a 30-day cure period, constitute an event of default under Loral's senior note indenture, which in turn would result in an event of default under the LSC Amended Credit Agreement and the Loral Satellite Credit Agreement. If the holders of the 9.5% senior notes, the lenders under the LSC credit facility or the lenders under the Loral Satellite credit facility were to accelerate their related debt following such event of default, an event of default would also occur with respect to Loral Orion's 10% senior notes, which are guaranteed by Loral.

Loral is likely to require and intends to seek further amendments to the LSC and Loral Satellite facilities to ensure compliance with financial performance covenants for periods after March 31, 2004. There can be no assurance that the lenders will consent to any such amendment. Because of the cross-default provisions set forth in the LSC and Loral Satellite credit facilities, a failure by Loral to meet any financial performance covenant set forth in either credit facility will result in an event of default under both the LSC and the Loral Satellite credit facilities. Moreover, if the lenders under either credit facility were to accelerate their outstanding loans, this would constitute an event of default under Loral's 9.5% senior notes and Loral Orion's 10% senior notes, which are guaranteed by Loral.

9. Income Taxes

The benefit (provision) for income taxes on the loss before income taxes, equity in net loss of affiliates, minority interest, Globalstar related impairment charges and cumulative effect of change in accounting principle consists of the following (in thousands):

	Years ended December 31,		
	2002	2001	2000
Current:			
U.S. Federal	$ 5,347	$(2,147)	$ (2,202)
State and local	(4,013)	1,164	(11,322)
Foreign	(1,041)	(2,069)	(325)
Total	293	(3,052)	(13,849)
Deferred:			
U.S. Federal	25,463	7,635	1,924
State and local	13,980	(6,753)	2,550
Foreign	880		
Valuation allowance	(395,658)		
Total	(355,335)	882	4,474
Total income tax provision	$(355,042)	$(2,170)	$ (9,375)

The income tax benefit (provision) excludes the following (in thousands):

	Years ended December 31,		
	2002	2001	2000
Equity in net loss of Globalstar partnership:			
Current tax (provision)	$(5,639)	$	$
Deferred tax benefit (provision)		(4,356)	298,664
Equity in net loss of Satmex:			
Deferred tax benefit		988	
Equity in net loss of other affiliates:			
Deferred tax benefit		318	10,817

9. Income Taxes — (Continued)

	Years ended December 31,		
	2002	2001	2000
Subtotal of amounts attributable to equity in net loss of affiliates	(5,639)	(3,050)	309,481
Globalstar related impairment charges:			
Deferred tax benefit			13,169
Minority interest for CyberStar L.P.:			
Current tax (provision)		(125)	(703)
Deferred tax benefit		36	186
Cumulative effect of change in accounting principle:			
Deferred tax benefit		1,197	
Unrealized gain on available-for-sale securities:			
Deferred tax benefit (provision)		6,157	(17,593)
Unrealized gains on derivatives			
Deferred tax (provision)		(2,312)	

The benefit (provision) for income taxes on the loss before income taxes, equity in net loss of affiliates, minority interest, Globalstar related impairment charges and cumulative effect of change in accounting principle differs from the amount computed by applying the statutory U.S. Federal income tax rate because of the effect of the following items (in thousands):

	Years ended December 31,		
	2002	2001	2000
Tax benefit at U.S. Statutory Rate of 35%	$ 51,574	$ 44,217	$ 19,895
Permanent adjustments which change statutory amounts:			
State and local income taxes, net of federal income tax	6,479	(3,633)	(5,702)
Non-U.S. income and losses taxed at lower rates	(16,212)	(26,141)	(11,144)
Non-deductible amortization of cost in excess of net assets acquired		(8,738)	(8,738)
Government export controls settlement	(204)	(4,034)	
Change in valuation allowance	(395,658)		
Other, net	(1,021)	(3,841)	(3,686)
Net income tax provision	$(355,042)	$ (2,170)	$ (9,375)

For the years ended December 31, 2002, 2001 and 2000, loss before income taxes includes approximately $49 million, $71 million and $25 million, respectively, of non-U.S. source loss. As of December 31, 2002, the Company had net operating loss carryforwards of approximately $551 million, which includes $208 million related to foreign partner interests in Globalstar and CyberStar L.P., as well as tax credit carryforwards of approximately $11.7 million, which expire at varying dates from 2010 through 2022. The Company assesses the recoverability of its loss carryforwards and other deferred tax assets and based upon this analysis, records a valuation allowance to the extent recoverability does not satisfy the "more likely than not" recognition criteria

9. Income Taxes — (Continued)

in SFAS No. 109. Based upon this analysis, management concluded during the fourth quarter of 2002 that, due to insufficient positive evidence substantiating recoverability, the valuation allowance should be increased by $390.4 million to a balance of $576.5 million. Of this net increase, $31.9 million represented deferred tax assets applied directly to shareholders' equity for other comprehensive income items, net, $18.7 million primarily related to the cumulative effect of a change in accounting principles on the adoption of SFAS 142 and $55.9 million represented a reduction to the allowance which was applied directly against the deferred tax asset. Included in the reduction was the elimination of the benefit for loss carryforwards related to certain foreign partners interests in Globalstar that will expire unrealized. The balance of $395.7 million was charged to the 2002 results. As of December 31, 2002, a valuation allowance has been established for the entire balance of the Company's net deferred tax asset. The valuation allowance was $186.1 million at December 31, 2001 and $114.0 million at December 31, 2000. The increases for 2001 and 2000 primarily related to the additional reserve established for the benefit from the loss carryforwards related to the foreign partner interests in Globalstar.

Loral will maintain the valuation allowance until sufficient positive evidence exists to support the reversal of the reserve. Until such time, we expect to report no tax provision net of valuation allowance adjustments, except for potential alternative minimum taxes and minor state, local and foreign tax provisions. When Loral determines that it will be able to realize its deferred tax assets, an adjustment to the valuation allowance will increase income in the period such determination is made.

9. Income Taxes — (Continued)

The significant components of the net deferred income tax asset (liability) are (in thousands):

	December 31, 2002	December 31, 2001
Deferred tax assets:		
Postretirement benefits other than pensions	$ 17,144	$ 15,113
Inventoried costs	18,755	33,832
Net operating loss and tax credit carryforwards	207,568	246,788
Compensation and benefits	12,022	11,365
Premium on senior notes	157,042	191,121
Investments in and advances to affiliates	335,588	306,030
Other, net	26,591	
Pension costs	25,462	
Total deferred tax assets before valuation allowance	$ 800,172	$ 804,249
Less valuation allowance	(576,525)	(186,100)
Net deferred tax asset	$ 223,647	$ 618,149
Deferred tax liabilities:		
Other, net	$	$ 14,404
Pension costs		5,180
Property, plant and equipment	210,778	216,768
Income recognition on long-term contracts	39,820	53,412
Total deferred tax liability	$ 250,598	$ 289,764
Net deferred tax asset (liability)	$ (26,951)	$ 328,385

The net deferred income taxes are classified as follows (in thousands):

	December 31, 2002	December 31, 2001
Other current assets		$ 30,857
Deferred tax assets		$297,528
Long-term liabilities	$26,951	

10. Shareholders' Equity

Common Stock

Under the New York Stock Exchange ("NYSE") criteria for continued listing, the NYSE will normally give consideration to de-listing a company's stock when the average closing price of the stock is less than $1.00 over a consecutive 30-trading day period. The average closing price of Loral common stock was less than $1.00 for 30 consecutive trading days, and, on August 22, 2002, the Company received notice from the NYSE that its stock price was below the NYSE's price criteria. If Loral is unable to cure this deficiency, the Company's common stock could be de-listed from the NYSE. De-listing of the Company's common stock by the NYSE

10. Shareholders' Equity — (Continued)

could result in a material adverse effect on the liquidity of the Company's common shares, have an adverse effect on the trading value and impair the Company's ability to raise funds in the capital markets. The NYSE has informed Loral that the price is the only criteria for listing that the Company does not currently meet. The Company has notified the NYSE of its intent to cure this deficiency. The NYSE rules provide a six-month period from receipt of the notice letter from the NYSE to cure this deficiency. In the event the actions the Company takes to cure this deficiency require shareholder approval, the six-month cure period will be extended until after the Company's next annual shareholders' meeting currently scheduled on May 29, 2003. The Company plans on seeking shareholder approval to implement a reverse stock split at its annual meeting, in order to, among other things, restore the Company's compliance with NYSE share price requirements. The Company believes (although there can be no assurance) that it will be able to cure this deficiency within this time frame.

Series A Preferred Stock

On March 31, 2000, Lockheed Martin Corporation ("Lockheed Martin") converted 45,896,978 shares of Loral's Series A preferred stock into 45,896,978 shares of Loral common stock.

Series B Preferred Stock

The Series B Preferred Stock will, if issued, be junior to any other series of preferred stock which may be authorized and issued. The Series B Preferred Stock becomes issuable upon exercise by holders of rights issued under the Company's rights plan. The rights are issued with the Company's common stock and become detachable, and thus exercisable, only upon the occurrence of certain events. Each right, when it becomes exercisable, entitles the holder to purchase from the Company a unit consisting initially of one-thousandth of a share of Series B Preferred Stock at a purchase price of $50 per unit, subject to adjustment.

6% Series C and Series D Convertible Redeemable Preferred Stock

The Company's 6% Series C convertible redeemable preferred stock ("the Series C Preferred Stock") and 6% Series D convertible redeemable preferred stock ("the Series D Preferred Stock") have mandatory redemption dates in 2006 and 2007, respectively. The Company has the right to make mandatory redemption payments to the holders in either cash or common stock, or a combination of the two. Based upon the price of the Company's common stock at December 31, 2002, the Company did not have available a sufficient number of authorized shares of its common stock to effect payment of the total mandatory redemptions in common stock in 2006 and 2007. Accordingly, as of December 31, 2002, the Company classified an aggregate of $125 million of its Series C Preferred Stock and Series D Preferred Stock outside the shareholders' equity section of the balance sheet, based on the average of the volume weighted average daily price of the Company's common stock as defined (approximately $0.38 per share at December 31, 2002). Had the volume weighted average daily price of the Company's common stock as calculated been above $0.86 at December 31, 2002, none of the Company's preferred stock would have been classified outside the shareholders' equity section of the balance sheet. The exact number of shares of the Company's common stock that may be issued on a mandatory redemption date cannot be determined at this time. That number will depend on a number of factors not known today, such as the price of the Company's common stock and the number of shares of the Company's preferred stock outstanding at that time. The Company intends to submit for shareholder approval at its next annual shareholders' meeting currently scheduled on May 29, 2003 an increase to the authorized number of shares of its common stock from 750,000,000 to 1,250,000,000 which, based on the volume weighted average daily price of the Company's common stock as defined at December 31, 2002 and March 28, 2003, would enable the Company to effect payment of the total mandatory redemptions in common stock. The

10. Shareholders' Equity — (Continued)

amount, if any, of the Series C Preferred Stock and Series D Preferred Stock classified outside the shareholders' equity section will vary in future periods depending on these factors.

In August 2002, Loral's board of directors approved a plan to suspend indefinitely the future payment of dividends on its two series of preferred stock. Accordingly, Loral has deferred the payment of quarterly dividends due on its Series C Preferred Stock on November 1, 2002, and the payment of quarterly dividends due on its the Series D Preferred Stock on November 15, 2002. Dividends on the two series will continue to accrue. In the event accrued and unpaid dividends accumulate to an amount equal to six quarterly dividends on the Series C Preferred Stock, holders of the majority of the outstanding Series C Preferred Stock will be entitled to elect two additional members to Loral's board of directors. In the event accrued and unpaid dividends accumulate to an amount equal to six consecutive quarterly dividends on the Series D Preferred Stock, holders of the majority of the outstanding Series D Preferred will be entitled to elect two additional members to Loral's board of directors. As of December 31, 2002, accrued and unpaid dividends of $3 million represented one quarterly dividend payment outstanding.

6% Series C Convertible Preferred Stock

The Series C Preferred Stock outstanding at December 31, 2002 had an aggregate liquidation preference equal to its $187 million aggregate redemption value and a mandatory redemption date of November 1, 2006. The Series C Preferred Stock outstanding at December 31, 2002 is convertible into 9,363,713 shares of common stock of the Company at a conversion price of $20 per share. The Series C Preferred Stock is non-voting unless Loral does not pay dividends for an aggregate of six quarters, and with respect to dividend rights and rights upon liquidation, winding up and dissolution, ranks *pari passu* with the Series D Preferred Stock and senior to or *pari passu* with all other existing and future series of preferred stock of Loral and senior to Loral common stock. Prior to redemption, the Series C Preferred Stock is redeemable in cash at any time, in whole or in part, at the option of the Company (at a premium which declines over time). The Series C Preferred Stock is redeemable in cash, Loral common stock or a combination thereof, at the option by the Company, on the mandatory redemption date. See Series C and Series D Preferred Stock Conversions below.

6% Series D Convertible Preferred Stock

In February 2000, Loral sold $400 million of Series D Preferred Stock due 2007 in an offering exempt from registration.

The Series D Preferred Stock outstanding at December 31, 2002 had an aggregate liquidation preference equal to its $37 million aggregate redemption value and a mandatory redemption date of February 15, 2007. The Series D Preferred Stock outstanding at December 31, 2002 is convertible into 1,851,044 shares of common stock at a conversion price of $19.83 per share. The Series D Preferred Stock is non-voting, unless Loral does not pay dividends for six consecutive quarters, and with respect to dividend rights and rights upon liquidation, winding up and dissolution, ranks *pari passu* with the Series C Preferred Stock and all other existing and future series of preferred stock of Loral and senior to Loral common stock. The Series D Preferred Stock is redeemable in cash, Loral common stock or a combination thereof, at the option by the Company, on the mandatory redemption date. See Series C and Series D Preferred Stock Conversions below.

Series C and Series D Preferred Stock Conversions

In connection with the conversions of the Company's preferred stock for common stock in 2002, 2001 and 2000 detailed below, the Company retired preferred stock with mandatory redemptions aggregating $921 million in 2006 and 2007 (representing 80% of the aggregate redemption values prior to these exchanges) and will save $55 million in future annual dividend obligations.

10. Shareholders' Equity — (Continued)

On October 8, 2002, Loral completed exchange offers for its Series C and Series D preferred stock and converted 4.3 million shares of its Series C Preferred Stock and 2.7 million shares of its Series D Preferred Stock for 45.8 million shares of its common stock and $13.4 million in cash. In connection with the exchange offers, Loral incurred $21.6 million of dividend charges, comprised of the $13.4 million in cash and non-cash dividend charges of $8.2 million. The non-cash dividend charges relate to the difference between the value of the common stock issued in the exchanges and the value of the shares that were issuable under the stated conversion terms of the preferred stock and will have no impact on Loral's total shareholders' equity as the offset was an increase in common stock and paid-in capital.

During the second quarter of 2002, in privately negotiated exchange transactions, Loral converted 1.8 million shares of its Series C Preferred Stock and 2.7 million shares of its Series D Preferred Stock into 30.9 million shares of its common stock. In connection with these transactions, Loral incurred non-cash dividend charges of $38 million, which primarily relate to the difference between the value of the common stock issued in the exchanges and the value of the shares that were issuable under the stated conversion terms of the preferred stock. The non-cash dividend charges had no impact on Loral's total shareholders' equity, as the offset was an increase in common stock and paid-in capital.

On April 16, 2001, the Company completed exchange offers for its Series C Preferred Stock and its Series D Preferred Stock. As a result, 3.7 million shares of its Series C Preferred Stock and 1.9 million shares of its Series D Preferred Stock were tendered and exchanged into 30.9 million shares of the Company's common stock. Loral incurred non-cash dividend charges in the second quarter of 2001 of $29 million, which primarily relate to the difference between the value of the common stock issued in the exchanges and the value of the shares that were issuable under the stated conversion terms of the preferred stock. The non-cash dividend charges had no impact on Loral's total shareholders' equity, as the offset was an increase in common stock and paid-in capital.

In February 2000, 1.4 million shares of the Series C Preferred Stock were converted into 3.5 million shares of Loral common stock. In connection with this conversion, Loral issued to the converting shareholders 332,777 additional shares of its common stock, which approximated the dividend prepayments to which the holders would have been entitled if a provisional redemption of those securities had been made (which resulted in a non-cash dividend charge of $6 million). The non-cash dividend charge had no impact on Loral's total shareholders' equity, as the offset was an increase in common stock and paid-in capital.

Stock Plans

On April 18, 2000, the Board of Directors of Loral approved a new stock option plan (the "2000 Plan") in order to provide an inducement to attract and retain the services of qualified employees. The 2000 Plan is intended to constitute a "broadly-based plan" as defined in Section 312.04(h) of the NYSE Listed Company Manual, which provides that at least 50% of grants thereunder exclude senior management. The 2000 Plan provides for the grant of non-qualified stock options only. As of December 31, 2002, up to 37 million shares of common stock may be issued under the 2000 Plan, of which approximately 28 million options at a weighted average exercise price of $3.19 per share were outstanding as of December 31, 2002. Employees of Loral, its subsidiaries and affiliates are eligible to participate in the 2000 Plan. Such options become exercisable as determined by the Board, generally over three years, and generally expire no more than 10 years from the date of the grant. The 2000 Plan (but not outstanding options) will terminate on the tenth anniversary of its adoption.

In April 1996, Loral established the 1996 Stock Option Plan. An aggregate of 18 million shares of common stock have been reserved for issuance, of which approximately 14.2 million options at a weighted average exercise price of $11.98 per share were outstanding as of December 31, 2002. Under this plan, options

10. Shareholders' Equity — (Continued)

are granted at the discretion of the Company's Board of Directors to employees of the Company and its affiliates. Such options become exercisable as determined by the Board, generally over three to five years, and generally expire no more than 10 years from the date of the grant.

In connection with the acquisition of Loral Orion, Loral assumed the unvested employee stock options of Loral Orion.

A summary of the status of the Company's stock option plans as of December 31, 2002, 2001 and 2000 and changes during the periods then ended is presented below:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2000	13,356,864	$15.25
Granted at fair market value (weighted average fair value $1.87 per share)	20,764,697	5.80
Exercised	(31,193)	9.09
Forfeited	(1,342,125)	15.25
Outstanding at December 31, 2000	32,748,243	9.26
Granted at fair market value (weighted average fair value $0.81 per share)	16,084,518	1.60
Exercised	(5,500)	0.01
Forfeited	(1,166,598)	9.80
Outstanding at December 31, 2001	47,660,663	6.66
Granted at fair market value (weighted average fair value $1.08 per share)	939,500	1.86
Forfeited	(5,751,326)	8.64
Outstanding at December 31, 2002	42,848,837	$ 6.29
Options exercisable at December 31, 2000	9,297,970	$12.67
Options exercisable at December 31, 2001	15,541,766	$11.06
Options exercisable at December 31, 2002	25,556,056	$ 7.74

10. Shareholders' Equity — (Continued)

The following table summarizes information about Loral's outstanding stock options at December 31, 2002:

	December 31, 2002				
	Outstanding			Exercisable	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
\$ 0.38 - \$ 1.96	13,335,712	8.79	\$ 1.31	6,114,908	\$ 1.35
\$ 2.20 - \$ 3.47	11,276,585	8.00	3.07	4,901,496	3.17
\$ 6.06 - \$ 8.13	8,465,786	7.45	8.03	6,246,778	8.03
\$10.50 - \$15.75	5,256,743	4.04	11.62	4,957,963	11.54
\$15.81 - \$22.13	2,897,185	6.29	16.69	1,988,945	16.72
\$23.85 - \$27.28	1,616,826	5.14	24.74	1,345,966	24.73
	42,848,837	7.43	6.29	25,556,056	7.74

All options granted during 2002, 2001 and 2000 were non-qualified stock options. As of December 31, 2002, 11,613,737 shares of common stock were available for future grant under the plans.

The foregoing excludes the effect of Loral's exchange offer for certain of its outstanding stock options completed on March 7, 2003. In connection with this exchange offer, Loral accepted and cancelled existing stock options to purchase an aggregate of 14,884,403 shares of common stock that were tendered in the exchange offer and agreed to grant in exchange new stock options to purchase an aggregate of 6,021,488 shares of common stock. The new options will be granted, subject to the terms and conditions of the exchange offer, on September 8, 2003, and will have an exercise price per share equal to the fair market value of the common stock on the date of grant.

11. Pensions and Other Employee Benefits

Pensions

The Company maintains a pension plan and a supplemental retirement plan. These plans are defined benefit pension plans and members in certain locations may contribute to the pension plan in order to receive enhanced benefits. Eligibility for participation in these plans vary and benefits are based on members' compensation and/or years of service. None of the employees associated with the acquisition of Loral Orion were transferred into these plans. The Company's funding policy is to fund the pension plan in accordance with the Internal Revenue Code and regulations thereon and to fund the supplemental retirement plan on an actuarial basis, including service cost and amortization amounts. Plan assets are generally invested in U.S. government and agency obligations and listed stocks and bonds.

Other Benefits

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees and dependents. Participants are eligible for these benefits when they retire from active service and meet the eligibility requirements for the Company's pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.

11. Pensions and Other Employee Benefits — (Continued)

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for 2002 and 2001, and a statement of the funded status as of December 31, 2002 and 2001, respectively.

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(in thousands)			
Reconciliation of benefit obligation				
Obligation at January 1	$ 277,297	$248,105	$ 49,309	$ 38,493
Service cost	9,382	8,804	2,135	1,790
Interest cost	21,041	19,867	4,111	3,504
Participant contributions	1,348	1,371	961	848
Plan amendments	61			
Actuarial loss	26,229	12,632	17,671	7,839
Benefit payments	(15,408)	(13,482)	(2,197)	(3,165)
Obligation at December 31	$ 319,950	$277,297	$ 71,990	$ 49,309
Reconciliation of fair value of plan assets				
Fair value of plan assets at January 1	$ 243,818	$276,758	$ 1,426	$ 1,553
Actual return (loss) on plan assets	(20,721)	(23,169)	124	66
Employer contributions	2,259	2,340	1,235	2,124
Participant contributions	1,348	1,371	961	848
Benefit payments	(15,408)	(13,482)	(2,197)	(3,165)
Fair value of plan assets at December 31	$ 211,296	$243,818	$ 1,549	$ 1,426
Funded status				
Unfunded status at December 31	$(108,654)	$(33,479)	$(70,441)	$(47,883)
Unrecognized prior service cost	(279)	(376)	(5,110)	(6,382)
Unrecognized loss	103,949	34,899	33,087	16,139
Net amount recognized	$ (4,984)	$ 1,044	$(42,462)	$(38,126)

The following table provides the details of the net pension asset (liability) recognized in the balance sheet as of December 31, 2002 and 2001, respectively (in thousands):

	2002	2001
Prepaid benefit cost	$ 12,833	$ 17,905
Accrued benefit liability	(82,500)	(17,618)
Accumulated other comprehensive loss	64,683	757
Net amount recognized	$ (4,984)	$ 1,044

For 2002, the Company's qualified pension plan, under the Internal Revenue Code and regulations thereunder, was considered fully funded (i.e. assets are greater than liabilities) and there was no contribution required. However, the significant declines experienced in the financial markets have unfavorably impacted pension plan asset performance. This, coupled with historically low interest rates (a key factor when estimating pension plan liabilities), caused the Company to recognize $65 million of non-cash charges to other comprehensive income (loss) as of December 31, 2002. These charges did not impact the Company's reported

11. Pensions and Other Employee Benefits — (Continued)

earnings, and will be reversible in the future if either interest rates increase or market performance and plan returns improve.

The Company has a supplemental retirement plan, which has an accumulated benefit obligation in excess of plan assets. The accumulated benefit obligation was $26.5 million and $25.4 million and the fair value of plan assets was $9.8 million and $10.0 million, as of December 31, 2002 and 2001, respectively, which amounts are included in the above tables.

The following table provides the components of net periodic (benefit) cost for the plans for 2002, 2001 and 2000, respectively (in thousands):

	Pension Benefits			Other Benefits		
	2002	2001	2000	2002	2001	2000
Service cost	$ 9,382	$ 8,804	$ 7,569	$ 2,135	$ 1,790	$ 1,522
Interest cost	21,041	19,867	18,288	4,111	3,504	2,838
Expected return on plan assets	(22,640)	(25,900)	(29,102)	(135)	(148)	(161)
Amortization of prior service cost	(36)	(41)	(41)	(1,272)	(1,272)	(1,272)
Amortization of net loss (gain)	540	23	(4,197)	733	380	106
Net periodic cost (benefit)	$ 8,287	$ 2,753	$ (7,483)	$ 5,572	$ 4,254	$ 3,033

The principal actuarial assumptions were:

	2002	2001	2000
Discount rate	6.75%	7.50%	7.75%
Expected return on plan assets	9.00%	9.50%	9.50%
Rate of compensation increase	4.25%	4.25%	4.25%

Actuarial assumptions used a health care cost trend rate of 11.0% decreasing gradually to 4.50% by 2009. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates for 2001 would have the following effects (in thousands):

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 934	$ (738)
Effect on the health care component of the accumulated postretirement benefit obligation	6,456	(5,245)

Employee Savings Plan

The Company has an employee savings plan, which provides that the Company match the contributions of participating employees up to a designated level. Under this plan, the matching contributions in Loral common stock or cash were $6.6 million, $6.7 million and $6.2 million in 2002, 2001 and 2000, respectively.

12. Financial Instruments, Derivative Instruments and Hedging

Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The fair value of the investments in available-for-sale securities are based on market quotations or, for the Company's investment in Globalstar's $500 million credit facility, the quoted market price of Globalstar's public debt securities (see Note 6). The fair value of the Company's long-term debt is based on the carrying value for those obligations that have short-term variable interest rates on the outstanding borrowings and quoted market prices for obligations with long-term or fixed interest rates.

The estimated fair values of the Company's financial instruments are as follows (in thousands):

	December 31,			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 65,936	$ 65,936	$ 159,949	$ 159,949
Investments in available-for-sale securities	20,255	20,255	32,858	32,858
Long-term debt, including current maturities	2,244,525	1,271,127	2,363,141	1,652,162

The fair value of the investments in available-for-sale securities includes unrealized gains of $20 million and $32 million as of December 31, 2002 and 2001, respectively, which relates to the Company's investment in Globalstar's $500 million credit facility (see Note 3). Approximately $245 million of the difference between the carrying amount and the fair value of the long-term debt as of December 31, 2002 is attributable to the accounting for the Loral Orion exchange offer (see Note 8).

Foreign Currency

The Company, in the normal course of business, is subject to the risks associated with fluctuations in foreign currency exchange rates. Loral entered into forward exchange contracts to establish with certainty the U.S. dollar amount of future anticipated cash receipts and payments and firm commitments for cash payments denominated in a foreign currency. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. The Company's availability to the foreign exchange market to enter into forward contracts has recently become restricted and could effect its ability to minimize such gains and losses. As of December 31, 2002, the Company had foreign currency exchange contracts (forwards) with several banks to purchase and sell foreign currencies, primarily Japanese yen, with aggregate notionals of $101.8 million. Such contracts were designated as hedges of certain foreign contracts and subcontracts to be performed by SS/L through May 2006. The fair value of these forward contracts based on quoted market prices as of December 31, 2002 and 2001 was $11.7 million and $20.0 million, respectively, and were included in cash and other current assets on the consolidated balance sheets.

The Company is exposed to credit-related losses in the event of non-performance by counter parties to these financial instruments, but does not expect any counter party to fail to meet its obligation. The maturity of foreign currency exchange contracts held as of December 31, 2002 is consistent with the contractual or expected timing of the transactions being hedged, principally receipt of customer payments under long-term

12. Financial Instruments, Derivative Instruments and Hedging — (Continued)

contracts and payments to vendors under subcontracts. These foreign exchange contracts mature as follows (in thousands):

	To Purchase			To Sell		
Years to Maturity	Yen Amount	At Contract Rate	At Market Rate	Yen Amount	At Contract Rate	At Market Rate
1	1,663,633	$13,830	$14,162	4,965,949	$49,837	$41,391
2	—	—	—	2,068,907	19,985	17,620
3	—	—	—	301,680	3,025	2,657
4	413,130	5,134	3,769	450,840	5,674	4,116
	2,076,763	$18,964	$17,931	7,787,376	$78,521	$65,784

	To Purchase		
Years to Maturity	EURO Amount	At Contract Rate	At Market Rate
1	4,526	$ 3,997	$ 4,662

Loral does not enter into foreign currency transactions for trading or speculative purposes. Loral attempts to limit its exposure to credit risk by executing foreign contracts with high-quality financial institutions.

Derivative Instruments and Hedging

On January 1, 2001, the Company adopted SFAS 133, which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives that do not qualify, or are not effective as hedges, must be recognized currently in earnings. Upon adoption, the Company recorded a $1.7 million reduction in net income, net of tax, and a $1.2 million increase in other comprehensive income ("OCI"), net of tax, relating to the cumulative effect of the change in adopting this new accounting principle. The Company recorded these adjustments to recognize the fair value of foreign currency forward contracts that qualify as derivatives under SFAS 133 and to recognize the fair value of firm commitments designated as hedged items in fair value hedge relationships. Furthermore, the transition adjustments reflect the derecognition of any deferred gains or losses recorded on the balance sheet prior to the effective date of SFAS No. 133 on foreign exchange contracts designated as hedges of foreign currency exposures on long-term construction contracts in process.

Foreign Exchange Exposure Management

The Company enters into long-term construction contracts with customers and vendors, some of which are denominated in foreign currencies, and hedges substantially all of the foreign currency risks with foreign currency exchange contracts (forwards) with maturities matching the expected cash flows. Derivatives are used to eliminate, reduce, or transfer substantially all foreign currency risks that can be identified and quantified in order to minimize the risk of foreign exchange rate fluctuations to operating results and cash flows. Hedges of expected foreign currency denominated contract revenues and related purchases are designated and documented at inception as cash flow hedges, evaluated for effectiveness at least quarterly, and have maturities through 2006. As the critical terms of the currency exchange contracts and expected cash flows from long-term construction contracts are matched at hedge inception, currency exchange contract effectiveness is calculated by comparing the fair value of the derivative to the change in value of the expected cash flow, with the effective portion of highly effective hedges reflected on the balance sheet and accumulated in OCI. Forward points are excluded from effectiveness testing on derivatives that are adjusted due to

12. Financial Instruments, Derivative Instruments and Hedging — (Continued)

accelerated or delayed cash flows within the contract. OCI associated with hedges of foreign currency contract revenues and costs are reclassified to revenue and cost of sales, respectively, based on a percentage of contract completion, while gains and losses associated with hedges of receivables and payables are reclassified to interest income or expense.

The Company also enters into firm commitments with unrelated parties to purchase required component and subassembly inventory from vendors, some of which are denominated in foreign currencies, and hedges substantially all of the foreign currency risk with foreign currency forward contracts or, for short periods, with foreign currency balances. Hedges of firm commitments are designated and documented at inception as fair value hedges and evaluated for effectiveness at least quarterly. As the critical terms of the forward contracts and firm commitments are matched at hedge inception, forward contract effectiveness is calculated by comparing the fair value of the derivative to the change in value of the expected inventory purchase. Forward points are excluded from effectiveness testing on hedges that are adjusted due to accelerated or delayed payments and cash balances. Changes in the value of both highly effective hedges and the designated firm commitment are reflected on the balance sheet and recognized currently in interest income or expense.

Ineffectiveness from all hedging activity was immaterial for the years ended December 31, 2002 and 2001. For the year ended December 31, 2001, SS/L recognized charges of $0.7 million, for hedges that no longer qualify as fair value hedges and $1.5 million for excluded forward points on accelerated or delayed cash flows, which were recorded as interest expense.

13. Commitments and Contingencies

The Company had outstanding letters of credit of approximately $15 million and $30 million as of December 31, 2002 and 2001, respectively.

Due to the long lead times required to produce purchased parts and launch vehicles, the Company has entered into various purchase commitments with suppliers. These commitments aggregated approximately $181 million as of December 31, 2002, and primarily related to satellite backlog. The commitments included for unassigned launch vehicles represent minimum amounts due if the contract is terminated, net of deposits which the Company believes can be offset against these minimum amounts. The aggregate maturities of these commitments for 2003 through 2007 are as follows (in millions): $145.9, $34.4, 1.0, zero and zero. Additional amounts will be incurred upon utilization of launch vehicles.

The Company has deferred revenue and established warranty obligations relating to satellites sold to customers which could be impacted by future performance. A reconciliation of such deferred amounts for the year ended December 31, 2002 is as follows (in millions):

Balance of deferred amounts at January 1, 2002	$ 14.8
Accruals for deferred amounts issued during the period	1.0
Accruals relating to pre-existing contracts (including changes in estimates)	(1.7)
Balance of deferred amounts at December 31, 2002	$ 14.1

Loral Skynet has in the past entered into prepaid leases, sales contracts and other arrangements relating to transponders on its satellites. Under the terms of these agreements, Loral Skynet continues to operate the satellites which carry the transponders and originally provided for a warranty for a period of 10 to 14 years, in the case of sales contracts and other arrangements (19 transponders), and the lease term, in the case of the prepaid leases (six transponders). Depending on the contract, Loral Skynet may be required to replace transponders which do not meet operating specifications. Substantially all customers are entitled to a refund equal to the reimbursement value if there is no replacement, which is normally covered by insurance. In the

13. Commitments and Contingencies — (Continued)

case of the sales contracts, the reimbursement value is based on the original purchase price plus an interest factor from the time the payment was received to acceptance of the transponder by the customer, reduced on a straight-line basis over the warranty period. In the case of prepaid leases, the reimbursement value is equal to the unamortized portion of the lease prepayment made by the customer. In the case of other arrangements, in the event of transponder failure where replacement capacity is not available on the satellite, one customer is not entitled to reimbursement, and the other customer's reimbursement value is based on contractually prescribed amounts that decline over time.

Thirteen of the satellites built by SS/L and launched since 1997, six of which are owned and operated by Loral's subsidiaries or affiliates, have experienced minor losses of power from their solar arrays. Although to date, neither the Company nor any of the customers using the affected satellites have experienced any degradation in performance, there can be no assurance that one or more of the affected satellites will not experience additional power loss that could result in performance degradation, including loss of transponder capacity. In the event of additional power loss, the extent of the performance degradation, if any, will depend on numerous factors, including the amount of the additional power loss, the level of redundancy built into the affected satellite's design, when in the life of the affected satellite the loss occurred and the number and type of use being made of transponders then in service. It is also possible that one or more transponders on a satellite may need to be removed from service to accommodate the power loss and to preserve full performance capabilities of the remaining transponders. A complete or partial loss of satellites could result in a loss of orbital incentive payments and, in the case of satellites owned by Loral subsidiaries and affiliates, a loss of revenues and profits. With respect to satellites under construction and construction of new satellites, based on its investigation of the matter, SS/L has identified and has implemented remedial measures that SS/L believes will prevent newly launched satellites from experiencing similar anomalies. SS/L does not expect that implementation of these measures will cause any significant delay in the launch of satellites under construction or construction of new satellites. Based upon information currently available, including design redundancies to accommodate small power losses and that no pattern has been identified as to the timing or specific location within the solar arrays of the failures, the Company believes that this matter will not have a material adverse effect on the consolidated financial position or results of operations of Loral.

In September 2001, the PAS 7 satellite built by SS/L for PanAmSat experienced an electrical power failure on its solar arrays that resulted in the loss of use of certain transponders on the satellite. As a result, PanAmSat has claimed that under its contract with SS/L it is entitled to be paid $16 million. SS/L disputes this claim and is in discussions with PanAmSat to resolve this matter. In addition, a Loral Skynet satellite has experienced a minor loss of power from its solar arrays, the cause of which may be similar to the cause of the PAS 7 anomaly. SS/L believes, however, that these failures are isolated events and do not reflect a systemic problem in either the satellite design or manufacturing process. Accordingly, SS/L does not believe that these anomalies will affect other on-orbit satellites built by SS/L. Also, the PAS 8 satellite has experienced minor losses of power from its solar arrays, the cause of which is unrelated to the loss of power on the PAS 7 satellite. PanAmSat has claimed that under its contract with SS/L it is entitled to be paid $7.5 million as a result of these minor power losses. SS/L disputes this claim. SS/L and PanAmSat are in discussions to resolve this matter.

SS/L has contracted to build a spot beam, Ka-band satellite for a customer planning to offer broadband data services directly to the consumer. SS/L had suspended work on this program since December 2001 while the customer and SS/L were in discussions to resolve a dispute under the contract. In March 2003, SS/L and the customer reached an agreement in principle to restart the satellite construction program. As of December 31, 2002, SS/L had billed and unbilled accounts receivable and vendor financing arrangements of $49 million with this customer. Under the agreement, which is subject to documentation in definitive amendments to their contract, the customer will pay, subject to its receipt of a proposed third party equity

13. Commitments and Contingencies — (Continued)

investment, the remainder of the purchase price under the contract of $68.1 million (including $49 million owed to SS/L at December 31, 2002) in installments over time, a portion of which will be due subsequent to completion of the satellite.

SS/L was a party to an Operational Agreement with Alcatel Space Industries, pursuant to which the parties had agreed to cooperate on certain satellite programs, and an Alliance Agreement with Alcatel Space (together with Alcatel Space Industries, "Alcatel"), pursuant to which Alcatel had certain rights with respect to SS/L. The agreements between Alcatel and SS/L were terminable on one year's notice, and, on February 22, 2001, Loral gave notice to Alcatel that they would expire on February 22, 2002. In April 2001, Alcatel commenced an arbitration proceeding challenging the effectiveness of Loral's notice of termination and asserting various alleged breaches of the agreements by SS/L relating to the exchange of information and other procedural or administrative matters. In February 2002, the arbitral tribunal issued a partial decision, which upheld the validity of Loral's termination effective February 22, 2002 and Alcatel's claims as to certain breaches. The partial decision was confirmed by the District Court for the Southern District of New York on June 25, 2002. The arbitral tribunal provided both parties with an opportunity to file any additional claims or counterclaims they had. In March 2002, Alcatel submitted additional claims against Loral and SS/L and is seeking at least $350 million in damages in respect of all of its claims. On January 27, 2003, Loral and SS/L received from the arbitral tribunal a partial decision on the additional claims and counterclaims. The arbitral tribunal ruled in favor of Alcatel on most of its claims alleging breaches of the Operational Agreement or Alliance Agreement and ruled against Loral and SS/L on the counterclaims. The arbitral tribunal set a schedule for further submissions by the parties and for hearings to be held in May and August 2003 to determine whether any of the breaches caused Alcatel to suffer injury and to determine the amount of damages, if any. If the arbitral tribunal finds that Alcatel has sustained significant damages, there could be a material adverse effect on Loral's consolidated financial position and results of operations.

SS/L is required to obtain licenses and enter into technical assistance agreements, presently under the jurisdiction of the State Department, in connection with the export of satellites and related equipment, as well as disclosure of technical data to foreign persons. Due to the relationship between launch technology and missile technology, the U.S. government has limited, and is likely in the future to limit, launches from China and other foreign countries. Delays in obtaining the necessary licenses and technical assistance agreements have in the past resulted in, and may in the future result in, the delay of SS/L's performance on its contracts, which could result in the cancellation of contracts by its customers, the incurrence of penalties or the loss of incentive payments under these contracts.

The launch of ChinaSat-8 has been delayed pending SS/L's obtaining the approvals required for the launch. On December 23, 1998, the Office of Defense Trade Controls, or ODTC, of the U.S. Department of State temporarily suspended a previously approved technical assistance agreement under which SS/L had been preparing for the launch of the ChinaSat-8 satellite. In addition, SS/L was required to re-apply for new export licenses from the State Department to permit the launch of ChinaSat-8 on a Long March launch vehicle when the old export licenses issued by the Commerce Department, the agency that previously had jurisdiction over satellite licensing, expired in March 2000. On January 4, 2001, the ODTC, while not rejecting these license applications, notified SS/L that they were being returned without action. On January 9, 2002, Loral, SS/L and the United States Department of State entered into a consent agreement (the "Consent Agreement") settling and disposing of all civil charges, penalties and sanctions associated with alleged violations by SS/L of the Arms Export Control Act and its implementing regulations. The Company recorded a $12 million charge in 2001 for the penalties associated with the Consent Agreement. The Consent Agreement provides that the State Department agrees, assuming the Company's and SS/L's faithful adherence to the terms of the Consent Agreement, and the Arms Export Control Act and its implementing regulations, that decisions concerning export licenses for the ChinaSat-8 spacecraft will be made on the basis

13. Commitments and Contingencies — (Continued)

of the security and foreign policy interests of the United States, including matters relating to U.S. relations with the People's Republic of China, without reference to the State Department's previously expressed concerns regarding SS/L's reliability, which concerns are considered to be appropriately mitigated through the operation of various provisions of the Consent Agreement. Discussions between SS/L and the State Department regarding SS/L's obtaining the approvals required for the launch of ChinaSat-8 are continuing.

If ChinaSat were to terminate its contract with SS/L for ChinaSat-8 as a result of these delays, ChinaSat may seek a refund of $134 million for payments made to SS/L as well as penalties of up to $11 million. The Company does not believe that ChinaSat is entitled to such a refund or penalties and would vigorously contest any such claims by ChinaSat. A portion of the potential claim relates to amounts that were paid to a launch vehicle provider. To the extent that SS/L or ChinaSat is able to recover some or all of the $52 million deposit payment on the Chinese launch vehicle, this recovery would reduce the amount of any claim. SS/L believes that ChinaSat bears the risk of loss in the event that the deposit payments are not refunded by the launch vehicle provider. SS/L has commenced discussions with the launch vehicle provider to recover this deposit. There can be no assurance, however, that SS/L will be able either to obtain a refund from the launch provider or to find a replacement customer for the Chinese launch vehicle. If ChinaSat were to terminate the contract, SS/L estimates that it would incur costs of approximately $38 million to refurbish and retrofit the satellite so that it could be sold to another customer, which resale cannot be guaranteed.

As of December 31, 2002, SS/L had outstanding vendor financing receivables totaling $74 million, including accrued interest, due from Sirius, which is currently in the process of rolling out its business. On March 7, 2003, Sirius completed its recapitalization plan. Under this plan, Sirius received $200 million in cash from third party investors and exchanged approximately $636 million of its debt and all of its $525 million of preferred stock into common stock. As part of this recapitalization, SS/L converted all of its vendor financing receivables into 58,964,981 shares of common stock of Sirius. In 2002, SS/L recorded a valuation allowance on the vendor financing receivables due from Sirius of $33 million, representing the difference between the carrying value of SS/L's interest and the value of the common shares expected to be received by SS/L based on the trading price of Sirius's common stock as of December 31, 2002. Loral has classified the Sirius vendor financing receivable in current assets at December 31, 2002, due to its intent to sell the Sirius common stock within the next year. The value of the shares SS/L received based on the closing price of Sirius' common stock on March 7, 2003 was $28 million. Accordingly, SS/L will record a non-cash charge to earnings of $10 million in the first quarter of 2003. All future changes in the value of Sirius' common stock will be recorded as an adjustment to other comprehensive income (loss) until realized. As of March 28, 2003, SS/L had realized net proceeds of $9.0 million from the sale of a portion of its Sirius common stock and gains on such sales of $0.9 million and the market value of its remaining Sirius common stock was $28 million.

SS/L has entered into several long-term launch services agreements with various launch providers to secure future launches for its customers, including us and our affiliates. Through the assignment of satellites to launch vehicles and refunds, SS/L has reduced its launch deposits by $87 million for the year ended December 31, 2002. Nonetheless, SS/L may, as a result of current market conditions, cancel some of the launchers to which it has committed. SS/L had launch services agreements with International Launch Services ("ILS") which covered three launches. In November 2002, SS/L terminated one of those future launches, which had a termination liability equal to SS/L's deposit of $5 million. Subsequently, SS/L received a letter from ILS alleging SS/L's breach of the agreements, purporting to terminate all three launches and asserting a right to retain $42.5 million in deposits, without prejudice to any other legal claims or remedies. Despite ILS's termination of all three launches, to protect its interest SS/L also terminated a second launch, which had a termination liability equal to its deposit of $5 million, and SS/L has recognized a non-cash charge to earnings of $10 million with respect to the two terminated launches. SS/L believes that ILS's claims are without merit and intends to defend against them vigorously and to seek recovery of its

13. Commitments and Contingencies — (Continued)

deposits and termination liabilities. The Company does not believe that this matter will have a material adverse effect on its consolidated financial position and its results of operations, although no assurances can be provided.

While the Company has in the past, consistent with industry practice and the requirements in the Company's debt agreements, typically obtained in-orbit insurance for its satellites, the Company cannot guarantee that, upon a policy's expiration, the Company will be able to renew the insurance on acceptable terms, especially on satellites that have, or that are part of a family of satellites that have, experienced problems in the past. Telstar 10/Apstar IIR, manufactured by SS/L and owned by Loral Orion, has the same solar array configuration as two other 1300-class satellites manufactured by SS/L that have experienced solar array failures. SS/L believes that these failures are isolated events and do not reflect a systemic problem in either the satellite design or manufacturing process. Accordingly, the Company does not believe that these anomalies will affect Telstar 10/Apstar IIR. The insurance coverage for Telstar 10/Apstar IIR provides for coverage of losses due to solar array failures only in the event of a capacity loss of 75% or more. Some of Loral Orion's bondholders have questioned whether this limitation is in compliance with the insurance covenant in the Loral Orion indenture. Management believes that Loral Orion is in compliance with the covenant as properly interpreted. If, however, Loral Orion's bondholders were to give notice of a default under the indenture because of such limitations, and a court ruled against Loral Orion on this matter, the maturity of Loral Orion's 10% senior notes could be accelerated, and the bondholders could be able to call on the Company's guarantee of Loral Orion's senior notes. Four other satellites owned by Loral Skynet and Loral Orion have the same solar array configuration as Telstar 10/Apstar IIR. There can be no assurance that the insurers will not require either exclusions of, or similar limitations on, coverage due to solar array failures in connection with renewals of insurance for these satellites in 2003 and 2004. An uninsured loss of a satellite would have a material adverse effect on the Company's consolidated financial position and its results of operations. Moreover, the Company is required under the terms of its bank facilities to use the insurance proceeds from any launch or in-orbit failure of a satellite owned by Loral SpaceCom or Loral Satellite to prepay the bank loans, and as a result, these insurance proceeds would not be available to us to build a replacement for the lost satellite, which would result in an adverse effect on our future revenue.

Loral Skynet has an application pending with the FCC for authorization to use the C-Band frequency at 121 degrees W.L. in the U.S. using a non-U.S. ITU filing. Telstar 13, which is currently under construction, is scheduled for launch into this orbital slot in the second quarter of 2003. New Skies Satellites has asserted that its non-U.S. ITU filing at 120.8 degrees W.L. has date priority over Loral Skynet's ITU filing and has filed comments with the FCC seeking to impose conditions on Loral Skynet's use of the 121 degrees W.L. slot. Loral Skynet has opposed New Skies' comments. Loral Skynet is continuing its international coordination of the 121 degrees W.L. slot. There can be no assurance, however, that coordination discussions will be successful or that the FCC will grant Loral Skynet's application or grant the application without adding conditions that may constrain Loral Skynet's operations at the 121 degrees W.L. slot.

On October 21, 2002, National Telecom of India Ltd. ("Natelco") filed suit against Loral and Loral CyberStar in the United States District Court for the Southern District of New York. The suit relates to a joint venture agreement entered into in 1998 between Natelco and ONS Mauritius, Ltd., a subsidiary of Loral CyberStar, the effectiveness of which was subject to express conditions precedent. In 1999, ONS Mauritius had notified Natelco that Natelco had failed to satisfy those conditions precedent. In Natelco's amended complaint filed in March 2003, Natelco has alleged wrongful termination of the joint venture agreement, has asserted claims for breach of contract and fraud in the inducement and is seeking damages and expenses in the amount of $97 million. Loral believes that the claims are without merit and intends to vigorously defend against them.

13. Commitments and Contingencies — (Continued)

The Company is subject to various other legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of these claims cannot be predicted with certainty, the Company does not believe that any of these other existing legal matters will have a material adverse effect on its consolidated financial position or results of operations.

Globalstar Related Matters. On September 26, 2001, the nineteen separate purported class action lawsuits filed in the United States District Court for the Southern District of New York by various holders of securities of Globalstar Telecommunications Limited ("GTL") and Globalstar, L.P. ("Globalstar") against GTL, Loral, Bernard L. Schwartz and other defendants were consolidated into one action titled *In re: Globalstar Securities Litigation.* In November 2001, plaintiffs in the consolidated action filed a consolidated amended class action complaint against Globalstar, GTL, Globalstar Capital Corporation, Loral and Bernard L. Schwartz alleging (a) that all defendants (except Loral) violated Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, by making material misstatements or failing to state material facts about Globalstar's business and prospects, (b) that defendants Loral and Schwartz are secondarily liable for these alleged misstatements and omissions under Section 20(a) of the Exchange Act as alleged "controlling persons" of Globalstar, (c) that defendants GTL and Schwartz are liable under Section 11 of the Securities Act of 1933 (the "Securities Act") for untrue statements of material facts in or omissions of material facts from a registration statement relating to the sale of shares of GTL common stock in January 2000, (d) that defendant GTL is liable under Section 12(2)(a) of the Securities Act for untrue statements of material facts in or omissions of material facts from a prospectus and prospectus supplement relating to the sale of shares of GTL common stock in January 2000, and (e) that defendants Loral and Schwartz are secondarily liable under Section 15 of the Securities Act for GTL's primary violations of Sections 11 and 12(2)(a) of the Securities Act as alleged "controlling persons" of GTL. The class of plaintiffs on whose behalf the lawsuit has been asserted consists of all buyers of securities of Globalstar, Globalstar Capital and GTL during the period from December 6, 1999 through October 27, 2000, excluding the defendants and certain persons related or affiliated therewith. Loral and Mr. Schwartz have filed a motion to dismiss the amended complaint in its entirety as to Loral and Mr. Schwartz, which motion is pending before the court. Loral believes that it has meritorious defenses to this class action lawsuit and intends to pursue them vigorously.

On March 2, 2002, the seven separate purported class action lawsuits filed in the United States District Court for the Southern District of New York by various holders of common stock of Loral Space & Communications Ltd. ("Loral") against Loral, Bernard L. Schwartz and Richard Townsend were consolidated into one action titled *In re: Loral Space & Communications Ltd. Securities Litigation.* On May 6, 2002, plaintiffs in the consolidated action filed a consolidated amended class action complaint alleging (a) that all defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by making material misstatements or failing to state material facts about Loral's financial condition and its investment in Globalstar and (b) that Mr. Schwartz is secondarily liable for these alleged misstatements and omissions under Section 20(a) of the Exchange Act as an alleged "controlling person" of Loral. The class of plaintiffs on whose behalf the lawsuit has been asserted consists of all buyers of Loral common stock during the period from November 4, 1999 through February 1, 2001, excluding the defendants and certain persons related or affiliated therewith. Loral and Messrs. Schwartz and Townsend have filed a motion to dismiss the complaint in its entirety, which motion is pending before the court. Loral believes that it has meritorious defenses to this class action lawsuit and intends to pursue them vigorously. In addition, the insurers under Loral's directors and officers liability insurance policy have denied coverage for the case filed by Loral shareholders under the policy and, on March 24, 2003, filed a lawsuit in the Supreme Court of New York county seeking a declaratory judgment upholding their coverage position. Loral believes that the insurers have wrongfully denied coverage and intends to defend against the denial vigorously.

13. Commitments and Contingencies — (Continued)

Loral holds debt obligations from Globalstar (see Note 6). In other situations in the past, challenges have been initiated seeking subordination or recharacterization of debt held by an affiliate of an issuer. While Loral knows of no reason why such a claim would prevail with respect to the debt Loral holds in Globalstar, there can be no assurance that such claims will not be made in Globalstar's bankruptcy proceeding. If such claims were to prove successful, it will jeopardize the amount of equity interest Loral will ultimately receive in the new Globalstar company. Moreover, actions may be initiated in Globalstar's bankruptcy proceeding seeking to characterize payments previously made by Globalstar to Loral prior to the filing date as preferential payments subject to repayment. Loral may also find itself subject to other claims brought by Globalstar creditors and securities holders, who may seek to impose liabilities on Loral as a result of its relationship with Globalstar. For instance, Globalstar's creditors may seek to pierce the corporate veil in an attempt to recover Globalstar obligations owed to them that are recourse to Loral's subsidiaries, which are general partners in Globalstar and have filed for bankruptcy protection. Globalstar's cumulative partners' deficit at December 31, 2002, was $3.2 billion.

In May 2000, Globalstar finalized $500 million of vendor financing arrangements with Qualcomm. The original terms of this vendor financing provided for interest at 6%, a maturity date of August 15, 2003 and required repayment pro rata with the term loans due to Loral under Globalstar's $500 million credit facility. As of December 31, 2002, $623 million was outstanding under this facility (including $123 million of capitalized interest). Loral has agreed that if the principal amount outstanding under the Qualcomm vendor financing facility exceeds the principal amount due Loral under Globalstar's $500 million credit facility, as determined on certain measurement dates, then Loral will guarantee 50% of such excess amount. As of December 31, 2002, Loral had no obligation under the guarantee.

Lease Arrangements

The Company leases certain facilities, equipment and transponder capacity under agreements expiring at various dates. Certain leases covering facilities contain renewal and or purchase options which may be exercised by the Company. Rent expense, net of sublease income of $2.0 million, $4.3 million and $4.7 million, was $61.7 million, $62.9 million and $62.7 million in 2002, 2001 and 2000 respectively.

Future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more consisted of the following as of December 31, 2002 (in thousands):

2003	$ 42,904
2004	29,770
2005	27,880
2006	26,383
2007	23,008
Thereafter	104,275
	$254,220

Future minimum payments have been reduced by minimum sublease rentals of $3.2 million due in the future under non-cancelable subleases.

14. Related Party Transactions

In connection with contract performance, Loral acquired services from Lockheed Martin. A summary of such transactions and balances as of December 31, 2002 and 2001, and for the three years in the period ended December 31, 2002, respectively, is as follows (in thousands):

	Years ended December 31,		
	2002	2001	2000
Cost of purchased goods and services	$21,675	$15,966	$155,510
Balance at year end:			
Receivable	$ 376	$ 577	
Payable	(304)	(485)	
Net receivable	$ 72	$ 92	

Loral's sales to, purchases from, and balances with three international aerospace and communications companies (including Alcatel), including the effect of the related party transactions in Note 6, as of December 31, 2002 and 2001, and for the three years in the period ended December 31, 2002, respectively, were as follows (in thousands):

	2002	2001	2000
Revenue from goods and services sold	$ 755	$ 216	$ 7,348
Cost of purchased goods and services	163,242	114,232	239,920
Balance at year end:			
Receivable	$ 923	$ 45,055	
Payable	(6,233)	(27,299)	
Net (payable) receivable	$ (5,310)	$ 17,756	

15. Loss Per Share

Basic loss per share is computed based upon the weighted average number of shares of common stock and the Series A Preferred Stock outstanding. Diluted loss per share excludes the assumed conversion of the Series C Preferred Stock and the Series D Preferred Stock (see Note 10), as their effect would have been antidilutive in 2002, 2001 and 2000, respectively. For 2002, 2001 and 2000, weighted options equating to approximately 1.5 million, 0.4 million and 0.3 million shares of common stock, respectively, as calculated using the treasury stock method, were excluded from the calculation of diluted loss per share, as the effect would have been antidilutive.

15. Loss Per Share — (Continued)

The following table sets forth the computation of basic and diluted loss per share:

	Years ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Numerator:			
Loss before cumulative effect of change in accounting principle	$ (578,902)	$(194,719)	$(1,469,678)
Cumulative effect of change in accounting principle, net of taxes	(890,309)	(1,741)	—
Net loss	(1,469,211)	(196,460)	(1,469,678)
Preferred dividends	(89,186)	(80,743)	(67,528)
Numerator for basic and diluted loss per share — Net loss applicable to common stockholders	$(1,558,397)	$(277,203)	$(1,537,206)
Denominator:			
Weighted average shares:			
Common stock	372,719	323,793	284,491
Series A preferred stock	—	—	11,348
Denominator for basic and diluted loss per share	372,719	323,793	295,839
Basic and diluted loss per share:			
Before cumulative effect of change in accounting principle	$ (1.79)	$ (0.86)	$ (5.20)
Cumulative effect of change in accounting principle	(2.39)	—	—
Loss per share	$ (4.18)	$ (0.86)	$ (5.20)

16. Segments

Loral is organized into two operating businesses: fixed satellite services and satellite manufacturing and technology (see Note 1). In the fourth quarter of 2002, in connection with Loral's integration of the operation and management of its data business (conducted by Loral CyberStar, Inc. and CyberStar, L.P.) into Skynet Network Services, the Company aggregated the fixed satellite services and the data service segment into one segment and no longer included the results of its affiliates, Satmex, XTAR and Europe*Star in its segment results and has restated the information for 2001 and 2000 accordingly.

In evaluating financial performance, management uses revenues and operating income (loss) before depreciation and amortization, including amortization of unearned stock compensation ("EBITDA") as the measure of a segment's profit or loss. Intersegment revenues primarily consist of satellites under construction by satellite manufacturing and technology for fixed satellite services and the leasing of transponder capacity by satellite manufacturing and technology from fixed satellite services. The accounting policies of the reportable segments are the same as those described in Note 2, except that the results for the satellite manufacturing and technology segment are prepared in accordance with accounting principles applicable to government contracts, whereby all costs incurred, including general and administrative costs, are allocated to customer programs. Management evaluates this segment's financial performance on this basis. The required adjustment to conform to U.S. generally accepted accounting principles for commercial contracts is reflected in eliminations.

16. Segments — (Continued)

Summarized financial information concerning the reportable segments is as follows (in millions):

2002 Segment Information

	Fixed Satellite Services	Satellite Manufacturing and Technology	Corporate[1]	Total
Revenues and EBITDA:				
Revenue from external customers[2]	$ 391.2	$708.5		$1,099.7
Intersegment revenues	4.2	144.6		148.8
Operating segment revenues	$ 395.4	$853.1		1,248.5
Eliminations[3]				(150.1)
Operating revenues as reported				$1,098.4
Segment EBITDA before eliminations[4]	$ 219.9	$(18.6)	$(36.8)	$ 164.5
Eliminations[3]				(59.5)
EBITDA[4]				105.0
Depreciation and amortization[5][6]				(187.0)
Operating loss				$ (82.0)
Other Data:				
Depreciation and amortization[5][6]	$ 153.3	$ 33.1	$ 0.6	$ 187.0
Equity in net losses of FSS affiliates	$ (73.7)			$ (73.7)
Capital expenditures[6]	$ 84.8	$ 13.3	$ 0.1	$ 98.2
Total assets[6]	$1,904.7	$690.3	$ 97.8	$2,692.8

(1) Represents corporate expenses incurred in support of the Company's operations.

(2) Includes revenues from affiliates of $85.9 million, $100.9 million and $161.7 million in 2002, 2001 and 2000, respectively.

(3) Represents the elimination of intercompany sales and EBITDA, primarily for satellites under construction by SS/L for wholly owned subsidiaries; and the adjustment required to EBITDA to conform the basis of accounting used by the satellite manufacturing and technology segment from that applicable to government contracts to U.S. generally accepted accounting principles for commercial contracts.

(4) EBITDA (which is equivalent to operating income/loss before depreciation and amortization, including amortization of unearned stock compensation) is provided because it is a measure commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity and is presented to enhance the understanding of Loral's operating results. EBITDA is not an alternative to net income as an indicator of a company's operating performance, or cash flow from operations as a measure of a company's liquidity. EBITDA may be calculated differently and, therefore, may not be comparable to similarly titled measures reported by other companies.

(5) Includes amortization of unearned stock compensation charges.

(6) The amounts are presented after the elimination of intercompany profit.

16. Segments — (Continued)

2001 Segment Information

	Fixed Satellite Services	Satellite Manufacturing and Technology	Corporate[1]	Total
Revenues and EBITDA:				
Revenue from external customers[2]	$ 457.4	$ 613.9		$1,071.3
Intersegment revenues	6.8	200.9		207.7
Operating segment revenues	$ 464.2	$ 814.8		1,279.0
Eliminations[3]				(209.4)
Operating revenues as reported				$1,069.6
Segment EBITDA before eliminations[4]	$ 263.4	$ 24.2	$(37.5)	$ 250.1
Eliminations[3]				(27.5)
EBITDA[4]				222.6
Depreciation and amortization[5][6]				(227.8)
Operating loss				$ (5.2)
Other Data:				
Depreciation and amortization[5][6]	$ 185.0	$ 40.9	$ 1.9	$ 227.8
Equity in net losses of FSS affiliates	$ (40.7)			$ (40.7)
Capital expenditures[6]	$ 212.0	$ 26.1	$ 0.3	$ 238.4
Total assets[6]	$2,827.5	$1,170.3	$428.4	$4,426.2

16. Segments — (Continued)

2000 Segment Information

	Fixed Satellite Services	Satellite Manufacturing and Technology	Corporate[1]	Total
Revenues and EBITDA:				
Revenue from external customers[2]	$ 416.7	$ 809.8		$1,226.5
Intersegment revenues	4.5	192.5		197.0
Operating segment revenues	$ 421.2	$1,002.3		1,423.5
Eliminations[3]				(199.4)
Operating revenues as reported				$1,224.1
Segment EBITDA before eliminations[4]	$ 153.4	$ 35.5	$(44.4)	$ 144.5
Eliminations[3]				(14.3)
EBITDA[4]				130.2
Depreciation and amortization[5]				(216.3)
Operating loss				$ (86.1)
Other Data:				
Depreciation and amortization[5][6]	$ 175.8	$ 37.7	$ 2.8	$ 216.3
Equity in net income of FSS affiliates	$ 12.3			$ 12.3
Capital expenditures[6]	$ 399.9	$ 22.2	$ 2.1	$ 424.2
Total assets[6]	$2,792.0	$1,192.1	$731.1	$4,715.2

Revenue by Customer Location

The following table presents revenues by country based on customer location for 2002, 2001 and 2000 (in thousands).

	2002	2001	2000
United States	$ 596,378	$ 698,260	$ 948,288
Japan	174,629	118,635	122,802
Mexico	57,409	79,088	6,704
People's Republic of China	64,373	27,275	13,381
Thailand	89,875	22,508	9,039
Spain	31,814	8,411	129
France	1,704	1,575	28,272
Other	82,243	113,823	95,496
	$1,098,425	$1,069,575	$1,224,111

During 2002, two customers of SS/L accounted for approximately 12% and 10% of Loral's consolidated revenues. During 2001, one customer of SS/L accounted for approximately 14% of Loral's consolidated revenues. During 2000, three customers of SS/L accounted for 13%, 12% and 11%, respectively, of Loral's consolidated revenues.

16. Segments — (Continued)

With the exception of the Company's satellites in-orbit (see Note 5), the Company's long-lived assets are primarily located in the United States.

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries

Loral is a holding company (the "Parent Company"), which is the ultimate parent of all Loral subsidiaries. In December 2001, the Company's wholly owned subsidiary, Loral Orion (the "Subsidiary Issuer"), issued New Senior Notes in an exchange offer (see Note 8) which are fully and unconditionally guaranteed, on a joint and several basis, by the Parent Company and one of its wholly-owned subsidiaries (the "Guarantor Subsidiary").

Presented below is condensed consolidating financial information for the Parent Company, the Subsidiary Issuer, the Guarantor Subsidiary and the other wholly-owned subsidiaries (the "Non-Guarantor Subsidiaries") for the years ended December 31, 2002, 2001 and 2000. The condensed consolidating financial information has been presented to show the nature of assets held, results of operations and cash flows of the Parent Company, Subsidiary Issuer, Guarantor Subsidiary and Non-Guarantor Subsidiaries assuming the expected guarantee structure of the New Senior Notes was in effect at the beginning of the periods presented.

The supplemental condensed consolidating financial information reflects the investments of the Parent Company in the Subsidiary Issuer, the Guarantor Subsidiary and the Non-Guarantor Subsidiaries using the equity method of accounting. The Company's significant transactions with its subsidiaries other than the investment account and related equity in net loss of unconsolidated subsidiaries are the management fee charged by Loral SpaceCom to the Parent Company and intercompany payables and receivables between its subsidiaries resulting primarily from the funding of the construction of satellites for the fixed satellite services segment. Loral's $200 million note receivable from unconsolidated subsidiaries is due from Loral Space & Communications Corporation ("LSCC"), bears interest at 8.2% per annum with the final due date being October 1, 2008. Interest payments are deferred until April 1, 2005, when LSCC will begin to make semi-annual installments of $48 million on the first day of April and October of each year until the note is paid in full. Loral SpaceCom (a non-guarantor subsidiary) holds a $29.7 million subordinated note receivable from the subsidiary issuer. The note is subordinated to all existing and future indebtedness of the subsidiary issuer and guaranteed by the Parent Company. The note bears interest at a rate of 10% per annum. All principal and interest on the note is due at maturity on July 30, 2006. During 2002, Loral Satellite provided $35.2 million to Loral in the form of a note receivable which bears no interest and is payable upon maturity of the Loral Satellite Credit Agreement.

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

**LORAL SPACE & COMMUNICATIONS LTD.
CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2002
(in thousands)**

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Current assets:						
Cash and cash equivalents	$ 1,514	$ 42,964	$ —	$ 21,458	$ —	$ 65,936
Accounts receivable, net	—	7,477	138	21,278	—	28,893
Contracts-in-process	—	—	—	113,154	—	113,154
Vendor financing receivable	—	—	—	38,016	—	38,016
Inventories	—	—	—	95,733	—	95,733
Other current assets	823	5,540	8,584	34,659	(911)	48,695
Total current assets	2,337	55,981	8,722	324,298	(911)	390,427
Property, plant and equipment, net	—	319,998	204,701	1,396,920	(24,276)	1,897,343
Long-term receivables	—	—	—	163,191	—	163,191
Notes receivable (payable) unconsolidated subsidiaries	157,500	(31,540)	—	(125,960)	—	—
Due to (from) unconsolidated subsidiaries	36,448	(97,652)	107,917	(13,413)	(33,300)	—
Investments in unconsolidated subsidiaries	(20,185)	304,590	(271,698)	(1,642,070)	1,629,363	—
Investments in and advances to affiliates	21,507	—	—	73,936	—	95,443
Deposits	—	—	—	58,250	—	58,250
Deferred tax assets	—	—	—	—	—	—
Other assets	3,191	16,622	696	67,639	—	88,148
Total assets	$ 200,798	$ 567,999	$ 50,338	$ 302,791	$ 1,570,876	$ 2,692,802
Current liabilities:						
Current portion of long-term debt	$ —	$ 64,727	$ —	$ 67,171	$ —	$ 131,898
Accounts payable	2,404	1,194	1,193	53,532	—	58,323
Accrued employment costs	—	—	—	34,531	—	34,531
Customer advances	—	1,208	521	112,351	—	114,080
Accrued interest and preferred dividends	20,840	4,700	—	11,830	—	37,370
Income taxes payable	8,123	—	—	31,232	(1,419)	37,936
Other current liabilities	—	1,968	35	45,002	—	47,005
Total current liabilities	31,367	73,797	1,749	355,649	(1,419)	461,143
Pension and other postretirement liabilities	—	—	—	124,193	—	124,193
Long-term liabilities	48,577	7,743	11,387	172,119	(31,991)	207,835
Long-term debt	350,000	894,829	—	867,798	—	2,112,627
Minority interest	—	—	—	16,150	—	16,150
6% Series C convertible redeemable preferred stock	104,582	—	—	—	—	104,582
6% Series D convertible redeemable preferred stock	20,499	—	—	—	—	20,499
Shareholders' (deficit) equity :						
6% Series C convertible redeemable preferred stock	80,171	—	—	—	—	80,171
6% Series D convertible redeemable preferred stock	15,125	—	—	—	—	15,125
Common stock, par value $.01	4,293	—	—	—	—	4,293
Paid-in capital	3,389,035	604,166	—	—	(604,166)	3,389,035
Treasury stock, at cost	(3,360)	—	—	—	—	(3,360)
Unearned compensation	(151)	—	—	—	—	(151)
Retained (deficit) earnings	(3,782,107)	(1,012,536)	37,202	(1,233,118)	2,208,452	(3,782,107)
Accumulated other comprehensive loss	(57,233)	—	—	—	—	(57,233)
Total shareholders' (deficit) equity	(354,227)	(408,370)	37,202	(1,233,118)	1,604,286	(354,227)
Total liabilities and shareholders' (deficit) equity	$ 200,798	$ 567,999	$ 50,338	$ 302,791	$ 1,570,876	$ 2,692,802

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Year ended December 31, 2002
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues from satellite sales	$ —	$ —	$ —	$ 761,793	$ (53,326)	$ 708,467
Revenues from satellite services	—	99,717	48,198	293,577	(51,534)	389,958
Management fee from parent	—	—	—	18	(18)	—
Total revenues	—	99,717	48,198	1,055,388	(104,878)	1,098,425
Costs of satellite sales	—	—	—	805,690	(46,190)	759,500
Costs of satellite services	—	100,360	29,231	178,646	(48,484)	259,753
Selling, general and administrative expenses	7,198	10,089	964	142,950	—	161,201
Management fee expense	18	—	—	—	(18)	—
Operating income (loss)	(7,216)	(10,732)	18,003	(71,898)	(10,186)	(82,029)
Interest and investment income	21,514	631	—	15,155	(24,391)	12,909
Interest expense	(39,327)	(13,016)	3	(51,843)	27,138	(77,045)
Loss on investment	(1,189)	—	—	—	—	(1,189)
(Loss) income before income taxes, equity in net losses of unconsolidated subsidiaries and affiliates, minority interest and cumulative effect of change in accounting principle	(26,218)	(23,117)	18,006	(108,586)	(7,439)	(147,354)
Income tax benefit (provision)	(6,398)	(14,739)	(6,455)	(150,708)	(176,742)	(355,042)
(Loss) income before equity in net losses of unconsolidated subsidiaries and affiliates, minority interest and cumulative effect of change in accounting principle	(32,616)	(37,856)	11,551	(259,294)	(184,181)	(502,396)
Equity in net income (losses) of unconsolidated subsidiaries, net of taxes	(1,360,150)	11,551	—	—	1,348,599	—
Equity in net income (losses) of affiliates, net of taxes	(76,445)	—	—	165	—	(76,280)
Minority interest, net of taxes	—	—	—	(226)	—	(226)
(Loss) income before cumulative effect of change in accounting principle	(1,469,211)	(26,305)	11,551	(259,355)	1,164,418	(578,902)
Cumulative effect of change in accounting principle, net of taxes	—	(562,201)	—	(328,108)	—	(890,309)
Net (loss) income	$(1,469,211)	$(588,506)	$11,551	$ (587,463)	$1,164,418	$(1,469,211)

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2002
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:						
Net (loss) income	$(1,469,211)	$(588,506)	$ 11,551	$(587,463)	$ 1,164,418	$(1,469,211)
Non-cash items:						
Equity in net losses of affiliates, net of taxes	76,445	—	—	8,033	—	84,478
Minority interest, net of taxes	—	—	—	226	—	226
Cumulative effect of change in accounting principle, net of taxes	—	562,201	—	328,108	—	890,309
Equity in net losses of unconsolidated subsidiaries, net of taxes	1,360,150	(11,551)	—	—	(1,348,599)	—
Deferred taxes	6,214	32,130	5,143	152,285	159,563	355,335
Depreciation and amortization	(47)	54,279	21,013	111,757	—	187,002
Valuation allowance on Europe*Star advances	—	—	—	36,620	—	36,620
Vendor financing receivable valuation allowance	—	—	—	32,574	—	32,574
Loss on cancellation of deposits	—	—	—	10,000	—	10,000
Provision for inventory obsolescence	—	—	—	14,013	—	14,013
Provisions for bad debt	—	—	—	4,308	—	4,308
Loss on equipment disposals	—	—	—	6,191	—	6,191
Loss on investments	1,189	—	—	—	—	1,189
Non-cash interest (income) expense	—	503	—	(1,840)	—	(1,337)
Changes in operating assets and liabilities:		—				
Accounts receivable, net	—	5,594	359	288	—	6,241
Contracts-in-process	—	—	—	97,100	—	97,100
Inventories	—	—	—	(1,604)	—	(1,604)
Long-term receivables	—	—	—	(1,963)	—	(1,963)
Deposits	—	—	—	58,940	—	58,940
Due to (from) unconsolidated subsidiaries	(17,135)	33,882	(34,931)	(904)	19,088	—
Other current assets and other assets	2,260	3,589	(3,296)	28,122	—	30,675
Accounts payable	(1,357)	(1,484)	481	(86,306)	—	(88,666)
Accrued expenses and other current liabilities	715	2,811	—	(23,136)	—	(19,610)
Customer advances	—	(3,739)	(320)	(30,851)	—	(34,910)
Income taxes payable	184	—	—	3,572	(336)	3,420
Pension and other postretirement liabilities	—	—	—	4,521	—	4,521
Long-term liabilities	—	—	—	(10,986)	—	(10,986)
Other	(2)	—	—	(26)	—	(28)
Net cash provided by (used in) operating activities	(40,595)	89,709	—	151,579	(5,866)	194,827
Investing activities:						
Capital expenditures	—	(18,033)	—	(86,040)	5,866	(98,207)
Investments in and advances to unconsolidated subsidiaries	(2,243)	—	—	2,243	—	—
Investments in and advances to affiliates	(11,479)	—	—	(29,138)	—	(40,617)
Net cash (used in) provided by in investing activities	(13,722)	(18,033)	—	(112,935)	5,866	(138,824)
Financing activities:						
Borrowings under revolving credit facilities	—	—	—	145,000	—	145,000
Repayments under term loans	—	—	—	(85,000)	—	(85,000)
Repayments under revolving credit facilities	—	—	—	(127,000)	—	(127,000)
Interest payments on 10% senior notes	—	(45,952)	—	(2)	—	(45,954)
Repayment of export-import facility	—	—	—	(2,146)	—	(2,146)
Repayments of other long-term obligations	—	(2,159)	—	(20)	—	(2,179)
Note receivable from unconsolidated affiliate	42,500	—	—	(42,500)	—	—
Preferred dividends	(29,678)	—	—	—	—	(29,678)
Preferred dividends on exchange offers and related expenses	(15,583)	—	—	—	—	(15,583)
Proceeds from stock issuances	12,524	—	—	—	—	12,524
Net cash used in financing activities	9,763	(48,111)	—	(111,668)	—	(150,016)
Increase (decrease) in cash and cash equivalents	(44,554)	23,565	—	(73,024)	—	(94,013)
Cash and cash equivalents—beginning of period	46,068	19,399	—	94,482	—	159,949
Cash and cash equivalents—end of period	$ 1,514	$ 42,964	$ —	$ 21,458	$ —	$ 65,936

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.
CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2001
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Current assets:						
Cash and cash equivalents	$ 46,068	$ 19,399	$ —	$ 94,482	$ —	$ 159,949
Accounts receivable, net	—	13,071	497	25,731	—	39,299
Contracts-in-process	—	—	—	174,192	—	174,192
Inventories	—	—	—	98,179	—	98,179
Other current assets	265	6,053	5,151	78,962	—	90,431
Total current assets	46,333	38,523	5,648	471,546	—	562,050
Property, plant and equipment, net	—	354,196	225,714	1,415,856	(18,410)	1,977,356
Costs in excess of net assets acquired, net	—	562,201	—	329,518	—	891,719
Long-term receivables	—	—	—	230,195	—	230,195
Note receivable from unconsolidated subsidiary	200,000	(29,700)	—	(170,300)	—	—
Due to (from) unconsolidated subsidiaries	12,430	(62,961)	72,978	(8,235)	(14,212)	—
Investments in unconsolidated subsidiaries	1,432,614	293,039	(271,698)	(1,734,719)	280,764	—
Investments in and advances to affiliates	77,061	—	—	115,294	—	192,355
Deposits	—	—	—	155,490	—	155,490
Deferred tax assets	—	32,130	—	122,332	143,066	297,528
Other assets	6,632	20,836	832	91,194	—	119,494
Total assets	$ 1,775,070	$1,208,264	$ 33,474	$ 1,018,171	$ 391,208	$ 4,426,187
Current liabilities:						
Current portion of long-term debt	$ —	$ 49,449	$ —	$ 87,167	$ —	$ 136,616
Accounts payable	1,357	2,677	713	142,286	—	147,033
Accrued employment costs	—	—	—	39,232	—	39,232
Customer advances	—	952	128	147,910	—	148,990
Accrued interest and preferred dividends	22,543	1,889	—	6,738	—	31,170
Income taxes payable	7,939	—	—	27,660	(1,083)	34,516
Other current liabilities	—	5,719	235	41,006	—	46,960
Deferred tax liabilities — current	20,737	—	—	—	(20,737)	—
Total current liabilities	52,576	60,686	1,076	491,999	(21,820)	584,517
Pension and other postretirement liabilities	—	—	—	55,590	—	55,590
Long-term liabilities	21,626	7,986	6,747	180,487	(26,840)	190,006
Long-term debt	350,000	959,555	—	916,970	—	2,226,525
Minority interest	—	—	—	18,681	—	18,681
Shareholders' (deficit) equity:						
6% Series C convertible redeemable preferred stock	485,371	—	—	—	—	485,371
6% Series D convertible redeemable preferred stock	296,529	—	—	—	—	296,529
Common stock, par value $.01	3,368	—	—	—	—	3,368
Paid-in capital	2,771,964	604,166	—	—	(604,166)	2,771,964
Treasury stock, at cost	(3,360)	—	—	—	—	(3,360)
Unearned compensation	(81)	—	—	—	—	(81)
Retained deficit	(2,223,710)	(424,129)	25,651	(645,556)	1,044,034	(2,223,710)
Accumulated other comprehensive income	20,787	—	—	—	—	20,787
Total shareholders' (deficit) equity	1,350,868	180,037	25,651	(645,556)	439,868	1,350,868
Total liabilities and shareholders' (deficit) equity	$ 1,775,070	$1,208,264	$ 33,474	$ 1,018,171	$ 391,208	$ 4,426,187

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Year ended December 31, 2001
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues from satellite sales	$ —	$ —	$ —	$ 621,284	$ (7,404)	$ 613,880
Revenues from satellite services	—	96,623	51,461	372,919	(65,308)	455,695
Management fee from parent	—	—	—	36,730	(36,730)	—
Total revenues	—	96,623	51,461	1,030,933	(109,442)	1,069,575
Costs of satellite sales	—	—	—	586,147	(5,624)	580,523
Costs of satellite services	—	119,917	26,407	203,097	(58,551)	290,870
Selling, general and administrative expenses	1,243	10,796	—	192,551	(1,180)	203,410
Management fee expense	36,730	—	—	—	(36,730)	—
Operating income (loss)	(37,973)	(34,090)	25,054	49,138	(7,357)	(5,228)
Interest and investment income	23,238	644	9	38,428	(33,434)	28,885
Interest expense	(37,629)	(98,310)	(29)	(84,279)	36,316	(183,931)
Gain on debt exchanges	—	34,541	—	(600)	—	33,941
(Loss) income before income taxes, equity in net losses of unconsolidated affiliates and affiliates, minority interest, cumulative effect of change in accounting principle and discontinued operations	(52,364)	(97,215)	25,034	2,687	(4,475)	(126,333)
Income tax benefit (provision)	(6,315)	(1,744)	(8,762)	(19,105)	33,756	(2,170)
(Loss) income before equity in net losses of unconsolidated affiliates, minority interest, cumulative effect of change in accounting principle and discontinued operations	(58,679)	(98,959)	16,272	(16,418)	29,281	(128,503)
Equity in net (losses) income of unconsolidated subsidiaries, net of tax benefit	(66,128)	11,950	—	—	54,178	—
Equity in net (losses) income of affiliates, net of taxes	(71,653)	—	—	4,976	—	(66,677)
Minority interest, net of taxes	—	—	—	461	—	461
(Loss) income before cumulative effect of change in accounting principle and discontinued operations	(196,460)	(87,009)	16,272	(10,981)	83,459	(194,719)
Cumulative effect of change in accounting principle	—	—	—	(1,741)	—	(1,741)
Loss from operations of discontinued operations, net	—	(7,765)	—	—	7,765	—
Net loss applicable to common shareholders	$(196,460)	$(94,774)	$16,272	$ (12,722)	$ 91,224	$ (196,460)

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2001
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:						
Net (loss) income	$(196,460)	$(87,009)	$ 16,272	$ (12,722)	$83,459	$(196,460)
Non-cash items:				—	—	—
Equity in net losses of affiliates, net of taxes	71,653	—	—	(4,976)	—	66,677
Equity in net losses of unconsolidated subsidiaries, net of taxes	66,128	(11,950)	—	—	(54,178)	—
Minority interest, net of taxes	—	—	—	(461)	—	(461)
Cumulative effect of change in accounting principle, net of taxes	—	—	—	1,741	—	1,741
Deferred taxes	5,905	12,852	6,517	21,838	(47,994)	(882)
Depreciation and amortization	—	72,992	21,013	133,774	—	227,779
Provision for inventory obsolescence	—	—	—	5,929	—	5,929
Provision for bad debt	—	3,460	—	(100)	—	3,360
Gain on debt exchanges	—	(34,541)	—	600	—	(33,941)
Non-cash interest expense	—	39,609	—	—	—	39,609
Changes in operating assets and liabilities:						
Accounts receivable, net	—	(4,676)	1,205	17,159	—	13,688
Contracts-in-process	—	—	—	15,518	—	15,518
Inventories	—	—	—	16,500	—	16,500
Other current assets	—	(2,083)	(2,756)	11,554	—	6,715
Long-term receivables	—	—	—	(51,401)	—	(51,401)
Deposits	—	863	(863)	9,300	—	9,300
Due to (from) unconsolidated subsidiaries	6,075	58,281	(38,795)	(43,834)	18,273	—
Investments in unconsolidated affiliates	—	—	—	—	—	—
Other assets	—	(2,889)	(329)	14,955	—	11,737
Accounts payable	96	(8,011)	—	(4,341)	—	(12,256)
Accrued expenses and other current liabilities	(2,538)	2,166	(2,166)	(28,127)	—	(30,665)
Customer advances	—	(724)	(98)	78,946	—	78,124
Income taxes payable	402	—	—	(1,140)	3,225	2,487
Pension and other postretirement liabilities	—	—	—	3,214	—	3,214
Long-term liabilities	—	7,861	—	(13,187)	—	(5,326)
Other	918	—	—	(1,423)	—	(505)
Net cash provided by (used in) operating activities	(47,821)	46,201	—	169,316	2,785	170,481
Net cash provided by net assets from discontinued operations	—	2,236	—	—	(2,236)	—
Investing activities:	—					
Capital expenditures	—	(579)	—	(237,245)	(549)	(238,373)
Investments in and advances to affiliates	(19,668)	—	—	(8,024)	—	(27,692)
Investments in and advances to unconsolidated affiliates	(2,102)	—	—	2,102	—	—
Proceeds from the sale leaseback of assets, net	—	—	—	17,393	—	17,393
Net cash used in investing activities	(21,770)	(579)	—	(225,774)	(549)	(248,672)
Financing activities:						
Borrowings under revolving credit facilities	—	—	—	115,000	—	115,000
Repayments under term loans	—	—	—	(81,000)	—	(81,000)
Repayments under revolving credit facilities	—	—	—	(134,000)	—	(134,000)
Repayments of export-import facility	—	—	—	(2,145)	—	(2,145)
Repayments of other long-term obligations	—	(2,995)	—	(165)	—	(3,160)
Preferred dividends	(52,218)	—	—	—	—	(52,218)
Proceeds from other stock issuances	16,472	—	—	59	—	16,531
Payment of debt refinancing costs	—	—	—	(14,913)	—	(14,913)
Equity contribution from parent	—	2,700	—	(2,700)	—	—
Repayment of note due to Loral SpaceCom	—	(28,166)	—	28,166	—	—
Net cash (used in) provided by financing activities	(35,746)	(28,461)	—	(91,698)	—	(155,905)
Increase (decrease) in cash and cash equivalents	(105,337)	19,397	—	(148,156)	—	(234,096)
Cash and cash equivalents—beginning of period	151,405	2	—	242,638	—	394,045
Cash and cash equivalents—end of period	$ 46,068	$ 19,399	$ —	$ 94,482	$ —	$ 159,949

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Year ended December 31, 2000
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues from satellite sales	$ —	$ —	$ —	$ 812,312	$ (2,497)	$ 809,815
Revenues from satellite services	—	66,609	42,084	361,446	(55,843)	414,296
Management fee from parent	—	—	—	64,601	(64,601)	—
Total revenues	—	66,609	42,084	1,238,359	(122,941)	1,224,111
Costs of satellite sales	—	—	—	761,440	(5,957)	755,483
Costs of satellite services	—	103,961	25,989	223,185	(51,413)	301,722
Selling, general and administrative expenses	1,197	12,437	390	240,019	(1,051)	252,992
Management fee expense	64,601	—	—	—	(64,601)	—
Operating income (loss)	(65,798)	(49,789)	15,705	13,715	81	(86,086)
Interest and investment income	74,977	2,961	80	77,652	(26,433)	129,237
Interest expense	(29,435)	(97,155)	(9)	(73,675)	29,438	(170,836)
Gain on investments, net	69,706	—	—	1,136	—	70,842
(Loss) income before income taxes, equity in net losses of unconsolidated affiliates and subsidiaries, minority interest, Globalstar related impairment charges and discontinued operations	49,450	(143,983)	15,776	18,828	3,086	(56,843)
Income tax benefit (provision)	(15,949)	4,250	(5,524)	(33,976)	41,824	(9,375)
(Loss) income before equity in net losses of unconsolidated affiliates and subsidiaries, minority interest, Globalstar related impairment charges and discontinued operations	33,501	(139,733)	10,252	(15,148)	44,910	(66,218)
Equity in net losses of unconsolidated subsidiaries, net of tax benefit	(700,187)	3,970	—	—	696,217	—
Equity in net losses of affiliates, net of taxes	(723,763)	—	—	(571,147)	—	(1,294,910)
Minority interest, net of taxes	—	—	—	3,691	—	3,691
Globalstar related impairment charges, net of tax benefit	(79,229)	—	—	(33,012)	—	(112,241)
Net (loss) income before discontinued operations	(1,469,678)	(135,763)	10,252	(615,616)	741,127	(1,469,678)
Loss from operations of discontinued operations, net	—	(2,019)	—	—	2,019	—
Net (loss) income applicable to common shareholders	$(1,469,678)	$(137,782)	$10,252	$ (615,616)	$ 743,146	$(1,469,678)

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2000
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:						
Net (loss) income	$(1,469,678)	$(135,763)	$ 10,252	$(615,616)	$ 741,127	$(1,469,678)
Non-cash items:						
Equity in net losses of affiliates, net of taxes	723,763	—	—	571,147	—	1,294,910
Equity in net losses of unconsolidated subsidiaries, net of taxes	700,187	(3,970)	—	—	(696,217)	—
Minority interest, net of taxes	—	—	—	(3,691)	—	(3,691)
Deferred taxes	13,604	4,241	364	27,572	(50,255)	(4,474)
Depreciation and amortization	—	68,963	21,013	126,287	—	216,263
Provision for inventory obsolescence	—	—	—	4,918	—	4,918
Provision for bad debt	—	1,070	—	10,474	—	11,544
Gain on investments, net	(70,842)	—	—	—	—	(70,842)
Non-cash interest expense	—	37,074	—	—	—	37,074
Globalstar related impairment charges, net of taxes	79,229	—	—	33,012	—	112,241
Non-cash interest and investment income	(25,821)	(3,518)	—	(11,343)	—	(40,682)
Satellite purchase price payable	—	180,755	(180,755)	—	—	—
Changes in operating assets and liabilities:						
Accounts receivable, net	—	(5,403)	(29)	(14,560)	—	(19,992)
Contracts-in-process	—	—	—	185,249	—	185,249
Inventories	—	—	—	25,990	—	25,990
Other current assets	—	2,344	491	(7,968)	—	(5,133)
Long-term receivables	—	—	—	10,335	—	10,335
Deposits	—	(110)	110	34,085	—	34,085
Due to (from) unconsolidated subsidiaries	11,850	9,571	(36,629)	97,884	(82,676)	—
Other assets	—	1,467	(405)	(10,309)	—	(9,247)
Accounts payable	(699)	2,786	—	(78,769)	—	(76,682)
Accrued expenses and other current liabilities	2,294	(1,885)	1,885	383	—	2,677
Customer advances	—	2,127	(907)	1,921	—	3,141
Income taxes payable	2,518	—	—	9,034	(60)	11,492
Pension and other postretirement liabilities	—	—	—	18	—	18
Long-term liabilities	—	1,265	—	9,338	—	10,603
Other	4,794	—	—	(5,817)	—	(1,023)
Net cash provided by (used in) operating activities	(28,801)	161,014	(184,610)	399,574	(88,081)	259,096
Net cash used in net assets of discontinued operations	—	(68,114)	—	(1,804)	69,918	—
Investing activities:						
Capital expenditures	—	(182,095)	—	(260,267)	18,163	(424,199)
Investments in and advances to affiliates	(181,430)	—	—	11,347	—	(170,083)
Investments in and advances to unconsolidated affiliates	(187,252)	—	—	187,252	—	—
Increase in restricted and segregated assets	—	(64)	—	64	—	—
Proceeds from the sales of investments	97,137	—	—	—	—	97,137
Purchase of Globalstar loans	—	—	—	(67,950)	—	(67,950)
Use and transfer of restricted and segregated cash	—	190,898	—	(3,583)	—	187,315
Net cash used in investing activities	(271,545)	8,739	—	(133,137)	18,163	(377,780)
Financing activities:						
Borrowings under revolving credit facilities	—	—	—	55,762	—	55,762
Repayments under term loans	—	—	—	(81,250)	—	(81,250)
Repayments under revolving credit facilities	—	—	—	(50,000)	—	(50,000)
Repayments of export-import facility	—	—	—	(2,146)	—	(2,146)
Repayments of other long-term obligations	—	(1,678)	—	(239)	—	(1,917)
Preferred dividends	(61,646)	—	—	—	—	(61,646)
Proceeds from other stock issuances	25,982	—	—	(125)	—	25,857
Proceeds from the issuance of 6% Series D preferred stock, net	388,204	—	—	—	—	388,204
Proceeds from sale of orbital slots to parent, net	—	34,260	—	(34,260)	—	—
Equity contribution from parent	—	10,750	—	(10,750)	—	—
Increase in note payable to SpaceCom	—	35,752	—	(35,752)	—	—
Capital contribution from Loral CyberStar	—	(180,755)	180,755	—	—	—
Net cash (used in) provided by financing activities	352,540	(101,671)	180,755	(158,760)	—	272,864
Increase (decrease) in cash and cash equivalents	52,194	(32)	(3,855)	105,873	—	154,180
Cash and cash equivalents — beginning of period	99,211	34	3,855	136,765	—	239,865
Cash and cash equivalents — end of period	$ 151,405	$ 2	$ —	$ 242,638	$ —	$ 394,045

18. Quarterly Financial Information (Unaudited, in thousands, except per share amounts)

	Quarter ended			
	March 31,	June 30, (Restated)[1]	September 30, (Restated)[1]	December 31,
Year ended December 31, 2002				
Revenues	$308,176	$ 316,360	$210,982	$ 262,907
Operating income (loss)	14,705	8,675	(15,805)	(89,604)
Loss before cumulative effect of change in accounting principle	(19,860)	(22,569)	(48,712)	(487,761)
Net loss	(896,360)	(22,569)	(48,712)	(501,570)
Preferred dividends	(11,963)	(46,810)	(8,607)	(21,806)
Net loss applicable to common shareholders	(908,323)	(69,379)	(57,319)	(523,376)
Basic and diluted loss per share[2]:				
Before cumulative effect of change in accounting principle	0.09	0.19	0.15	1.21
Cumulative effect of change in accounting principle	2.60	—	—	0.03
Loss per share	2.69	0.19	0.15	1.24
Market price per share				
High	3.27	2.44	1.08	0.70
Low	1.80	0.91	0.22	0.23

	Quarter ended			
	March 31,	June 30,	September 30,	December 31,
Year ended December 31, 2001				
Revenues	$261,135	$ 274,862	$261,063	$272,515
Operating income (loss)	3,924	6,808	(6,959)	(9,001)
Loss before cumulative effect of change in accounting principle	(57,268)	(54,697)	(52,288)	(30,466)
Net loss	(59,009)	(54,697)	(52,288)	(30,466)
Preferred dividends	(16,123)	(40,694)	(11,963)	(11,963)
Net loss applicable to common shareholders	(75,132)	(95,391)	(64,251)	(42,429)
Loss per share — basic and diluted[2]	0.25	0.29	0.19	0.13
Market price per share				
High	6.34	3.55	2.90	3.10
Low	2.10	1.03	1.25	1.10

(1) The results for the satellite manufacturing and technology segment are prepared in accordance with accounting principles applicable to government contracts, whereby all costs incurred, including general and administrative costs, are allocated to programs. Management evaluates this segment's financial performance on this basis. The required adjustment to conform to U.S. generally accepted accounting principles for commercial contracts and self constructed assets is reflected in consolidation (see Note 16). Subsequent to the filing of the Company's September 30, 2002 Form 10-Q, the Company determined that it had miscalculated this adjustment in its eliminations and has restated its reported results for the second and third quarters of 2002 to reflect the correct amounts. The following is a summary of the significant effects of the restatement (in thousands, except per share amounts):

	Three Months Ended June 30, 2002		Three Months Ended September 30, 2002	
	Previously Reported	As Restated	Previously Reported	As Restated
Operating income (loss)	$17,708	$ 8,675	$(8,546)	$(15,805)
Loss before cumulative effect of change in accounting principle and net loss	(16,661)	(22,569)	(43,708)	(48,712)
Net loss applicable to common shareholders	(63,471)	(69,379)	(52,315)	(57,319)
Loss per share before cumulative effect of change in accounting principle and net loss	(0.18)	(0.19)	(0.14)	(0.15)

(2) The quarterly earnings per share information is computed separately for each period. Therefore, the sum of such quarterly per share amounts may differ from the total for the year.

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CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Loral Space & Communications Ltd. (the "registrant") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), I, Bernard L. Schwartz, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002, that:

(1) I have reviewed this Annual Report on Form 10-K of Loral Space & Communications Ltd.;

(2) Based on my knowledge, this Annual Report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

(3) Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this Annual Report;

(4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6) The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ BERNARD L. SCHWARTZ

Bernard L. Schwartz
Chief Executive Officer

March 31, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Loral Space & Communications Ltd. (the "registrant") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report "), I, Richard J. Townsend, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002, that:

(1) I have reviewed this Annual Report on Form 10-K of Loral Space & Communications Ltd.;

(2) Based on my knowledge, this Annual Report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

(3) Based on my knowledge, the financial statements, and other financial information included in this Quarterly Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this Annual Report;

(4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6) The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ RICHARD J. TOWNSEND

Richard J. Townsend
Executive Vice President and
Chief Financial Officer

March 31, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Loral Space & Communications Ltd. (the "Company") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bernard L. Schwartz, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ BERNARD L. SCHWARTZ

Bernard L. Schwartz
Chief Executive Officer

March 31, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Loral Space & Communications Ltd. (the "Company") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Townsend, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RICHARD J. TOWNSEND

Richard J. Townsend
Executive Vice President and
Chief Financial Officer

March 31, 2003

BOARD OF DIRECTORS

BERNARD L. SCHWARTZ*
Chairman and
Chief Executive Officer

HOWARD GITTIS
Director, Vice Chairman and
Chief Administrative Officer
MacAndrews & Forbes
Holdings Inc.

ROBERT B. HODES*
Counsel
Willkie Farr & Gallagher

GERSHON KEKST*
President
Kekst and Company Incorporated

CHARLES LAZARUS
Chairman Emeritus
Toys "R" Us, Inc.

SALLY MINARD
Former Partner
Lotas Minard Patton McIver

MALVIN A. RUDERMAN◆
Centennial Professor of Physics
Columbia University

E. DONALD SHAPIRO◆†
Professor of Law and
Dean Emeritus
New York Law School

ARTHUR L. SIMON◆†
Independent Consultant
Retired Partner,
Coopers & Lybrand LLP

DANIEL YANKELOVICH
Chairman
DYG, Inc., and
Chairman
Viewpoint Learning, Inc.

ERIC J. ZAHLER
President and
Chief Operating Officer

* Member Executive Committee
◆ Member Audit Committee
† Member Compensation and Stock Option Committee

CORPORATE OFFICERS

BERNARD L. SCHWARTZ
Chairman of the Board and
Chief Executive Officer

ERIC J. ZAHLER
President and
Chief Operating Officer

RICHARD J. TOWNSEND
Executive Vice President and
Chief Financial Officer

ROBERT E. BERRY
Senior Vice President and
Chairman, Space Systems/Loral

LAURENCE D. ATLAS
Vice President,
Government Relations-
Telecommunications

JEANETTE H. CLONAN
Vice President,
Communications and
Investor Relations

C. PATRICK DEWITT
Vice President and
President, Space Systems/Loral

TERRY J. HART
Vice President and
President, Loral Skynet

STEPHEN L. JACKSON
Vice President,
Administration

AVI KATZ
Vice President,
General Counsel and Secretary

DONALD KUTYNA
Vice President,
Space Technology

RUSSELL R. MACK
Vice President,
Business Ventures

RICHARD MASTOLONI
Vice President and Treasurer

HARVEY B. REIN
Vice President and Controller

JOEL SCHINDALL
Vice President and
Chief Technical Officer

BARRY J. SITLER
Vice President, Tax

JANET T. YEUNG
Vice President, Deputy General
Counsel and Assistant Secretary

JOHN STACK
Assistant Treasurer

LISA STEIN
Assistant Secretary

TRANSFER AGENT AND REGISTRAR

The Bank of New York
Telephone: 1-800-524-4458
E-mail: Shareowner-svcs
@bankofny.com
Website: www.stockbny.com

ADDRESS SHAREHOLDER INQUIRES TO:

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286

Send certificates for transfer
and address changes to:
The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

ANNUAL MEETING

The annual meeting of
shareholders of Loral Space
& Communications Ltd.
will be held on
Thursday, May 29, 2003.
Time: 10:30 a.m.
Location: Baruch College
Vertical Campus Building
Room 14-220
55 Lexington Avenue
(use 25th Street entrance)
New York City

IN FOND REMEMBRANCE OF

THOMAS B. ROSS

Vice President, Government Relations
1929-2002

www.loral.com

INVESTOR INFORMATION

To request information or
find answers to many of your
questions, visit our web site
at www.loral.com, call our
investor relations department
at (212) 338-5347
or send an email to:
investor.relations@hq.loral.com.


LORAL
Chairman's Welcome
Loral Overview
In the News
Investor Relations
Business Units
Careers at Loral
Stock Quote
Site Map

Forward-looking Cautionary Statements: This annual report contains forward-looking statements and information relating to Loral Space & Communications that are based on our beliefs, as well as assumptions made by us and information currently available to us. The words "anticipate," "believe," "estimate," "expect," "intend," "will" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. Information concerning certain factors that could cause actual results to differ materially is included in the section titled "Certain Factors That May Affect Future Results," beginning on page 13 of Loral's 10-K for 2002 filed with the SEC. We do not intend to update these forward-looking statements. In addition, the company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the company.

Design: Inc Design, www.incdesign.com ♻ This book printed on recycled paper.


www.loral.com

LORAL
Space & Communications

600 THIRD AVENUE
NEW YORK, NY 10016
TEL. 212.697.1105
FAX 212.338.5662
(NYSE:LOR)